Libbey®





2011 A year of Progress & Transition





Libbey Inc. Annual Report

Contents

Financial**Highlights**

Dollars in thousands, except per-share amounts	**2011**	2010	% Change
Net sales	**$ 817,056**	$ 799,794	2.2%
Income from operations	**$ 63,475**	$ 68,821	(7.8)%
Diluted net income per share	**$ 1.14**	$ 3.51	(67.5)%
Earnings before interest, taxes, depreciation and amortization (EBITDA)[(a)]	**$ 110,891**	$ 167,954	(34.0)%
Adjusted EBITDA[(a)]	**$ 113,089**	$ 114,958	(1.6)%
Cash provided by operating activities	**$ 55,351**	$ 47,699	16.0%
Capital expenditures	**$ 41,420**	$ 28,247	46.6%
Free cash flow[(b)]	**$ 31,631**	$ 48,852	(35.3)%
Total assets	**$ 790,151**	$ 818,971	(3.5)%
Working capital[(c)]	**$ 175,145**	$ 181,152	(3.3)%
Total borrowings - net	**$ 397,360**	$ 447,125	(11.1)%
Number of employees (year-end)	**6,907**	7,005	(1.4)%
Number of shares outstanding (year-end)	**20,342,342**	19,682,506	3.4%
Number of registered shareholders (year-end)	**878**	913	(3.8)%

(a) We believe that EBITDA (earnings before interest, taxes, depreciation and amortization), and Adjusted EBITDA (adjusted earnings before interest, taxes, depreciation and amortization), non-GAAP financial measures, are useful metrics for evaluating our financial performance, as they are measures that we use internally to assess performance. See "Results of Operations" in Item 7 of our Annual Report on Form 10-K for a reconciliation of Adjusted EBITDA to EBITDA and Net Income.

(b) We believe that Free Cash Flow (net cash provided by operating activities, less capital expenditures, plus proceeds from asset sales and other and payment of interest on New PIK Notes) is a useful metric for evaluating our financial performance, as it is the measure that we use internally to assess performance.

(c) Working capital is defined as net accounts receivable plus net inventory less accounts payable.

During 2011, a year of unprecedented transition for Libbey, we made significant progress in the implementation of our foundational strategy: to focus on cash flow, strengthen the balance sheet and reduce debt while modestly growing revenue. While we didn't hit all of our targets, we achieved the highest sales in Company history at $817.1 million. Working capital as a percentage of the last twelve months' net sales was an all-time record low 21.4 percent at December 31, 2011, as we continued our emphasis on reducing our investment in inventory and increasing our diligence in collecting accounts receivable.

Perhaps most important was that we reduced our debt (net of cash) to adjusted EBITDA ratio to 3.0 times. This moves us, for the first time, into the high end of our targeted range of between 2.5 times and 3.0 times which was set in June 2009 when the ratio was 8.4 times. We finished 2011 with debt (net of cash) of $339.3 million, improving nearly $35.0 million from 2010. This was achieved by using free cash flow and cash on hand to repay $52.5 million of gross debt during the year.

Debt (Net of Cash) to Adjusted EBITDA


10.0
7.5
5.0
2.5
0
8.4
4.3
3.3
3.0
June 2009
December 2009
December 2010
December 2011

Progress in Glass Operations

Revenues

Sales in our Glass Operations segment increased 4.0 percent, reaching an all-time record of $746.6 million in 2011. Our China sales region led the way with a 56.3 percent increase compared to 2010. Our strategy to broaden our domestic distribution network in China continues to be a success and provides us with the opportunity for significant growth with foodservice and retail customers.

Despite the depressed economic environment throughout Europe, revenues in our European sales region grew 8.3 percent. These results exceeded our expectations for more modest growth given the situation. We grew in all channels as sales increased in foodservice, retail and business-to-business. The business-to-business channel was the real driver, however, as during 2011 Libbey was able to attract the majority of the world's leading beer, liquor and soft drink manufacturers. Libbey is one of the few glass manufacturers in the world that can offer these customers worldwide service and deliver the same glass from Asia, Europe and the Americas.

Sales in our U.S. and Canadian sales region were led by a 2.7 percent growth in sales to retail customers. Even though there was fierce competition as the market contracted slightly, according to data from the Retail Tracking Services of The NPD Group, Inc., a leading North American market research company, we maintained our nearly 47.0 percent share in the U.S. market for retail casual glass beverageware. We have nearly doubled our leading market share in this category from where it was six years ago. Our sales to foodservice glassware customers increased 2.0 percent in 2011, as this channel of distribution continues to rebound gradually. Libbey's business-to-business channel revenues in this region were essentially flat in 2011, compared to 2010.

Manufacturing and Costs

Improvements in manufacturing results continued at nearly all of our locations, with the standouts being China and both European facilities. Libbey China's Overall Equipment Effectiveness (OEE), a combined metric of quality, equipment availability and productivity, improved more than 10 percent in all three components that make up that metric—a stunning achievement. This improvement in manufacturing once again contributed to their growing operating margins and an EBITDA ratio to sales that is significantly higher than the company average. Notable operating efficiency improvements were also seen in our operations in Portugal, where OEE improved by 8.5 percent, a tremendous achievement in a single

year, and the Netherlands, where the second half of the year saw a full 3 percent improvement over the prior year—its best performance ever.

Heavier than normal furnace rebuild activity in North America resulted in higher capital expenditures and lower capacity utilization in 2011, compared to 2010. Our $41.4 million of capital expenditures in 2011 returned to a more normal level, in line with depreciation and amortization of $42.2 million. After two years of capital spending that was well below historical norms, we were able to catch up on some much needed maintenance and invest in our infrastructure.

Libbey's LEAN initiative continues to provide benefits on a global basis. Since beginning our LEAN journey in 2006, net sales per employee have increased by 18 percent, IFO margins have improved by 530 bps and working capital as a percentage of net sales has improved by 700 bps demonstrating the power of these tools and the discipline they bring to the organization. We will continue to invest in this operating system in all parts of our business.

Progress and Transition in Other Operations

Sales in Other Operations declined by $11.6 million during the year from $82.8 million in 2010 to $71.2 million in 2011. This reflects the April 2011 disposition of substantially all of the assets of Traex. Sales of Traex products were $11.3 million lower compared to 2010, while sales of Syracuse China products and World Tableware products were essentially unchanged for the full year.

Our transition out of the plastic items sold by Traex will allow us to concentrate on the dinnerware and flatware products that remain in the Syracuse China and World Tableware product lines. These tabletop products more directly complement our foodservice glassware product offering and are a more synergistic offering for our foodservice sales force.

Transitions in Corporate Leadership

2011 was a year of significant changes in leadership at all senior levels.

Following our 2011 CEO transition, Jean-Rene´ Gougelet, a Director since 2007, has made the decision not to stand for election at the May 2012 shareholders' meeting. Jean-Rene´ has been an extremely active and devoted member of our Board. He served on both our Audit Committee and Nominating and Governance Committee during his tenure. Mr. Gougelet's thoughtfulness and insight will be missed.

In order to create efficiencies and reduce cost, we have taken the step to reduce the number of executive officers of the Company by three, reducing that number from ten to seven. We have eliminated the positions of Vice President, Strategic Planning and Business Development, Vice President, Global Supply Chain and Vice President and Chief Accounting Officer.

And finally, announced in February of 2011, after an 18-year span of leadership as Chairman and CEO, John F. Meier retired from Libbey. With John's retirement, and after a thoughtful and deliberate succession process, Libbey has begun a new chapter in its long history with the naming of Stephanie A. Streeter as the Chief Executive Officer and William A. Foley as Chairman of the Board effective August 1, 2011.

Looking to the Future

As we look to 2012 and beyond, we expect both the progress and transitions to continue.

We intend to:

- **Optimize our capital structure.** It is our intent to pay down an additional $40 million of our 10 percent senior secured notes in the window available to us between April 1, 2012, and August 15, 2012. Further, our current expectation is to refinance the remaining $320 million balance of our 10 percent senior secured notes sometime after August 2012. Our ability to refinance the outstanding balance of the senior notes is dependent on favorable market conditions. We would expect a meaningful reduction in interest expense with whatever new capital structure we are able to put in place.
- **Significantly improve** the supply chain model and network configuration of our manufacturing facilities in order to increase operating efficiencies, improve our cost structure and better serve our customers.
- **Continue to reduce** our investment in working capital and improve our returns on invested capital.
- **Profitably grow** our share in existing and attractive markets.
- **Expand** in emerging markets—like China.
- **Accelerate** new products. Our new product development and advancements in packaging design continue to enhance our brand, delight our customers and provide us opportunities for growth.

We look forward to 2012 and continuing the progress that we have made. On behalf of our Libbey employees around the world, you have our commitment that we will remain focused on creating shareholder value. **Thank you for your support!**



Stephanie A. Streeter
Chief Executive Officer
March 14, 2012



William A. Foley
Chairman of the Board
March 14, 2012

In Appreciation

On July 31, 2011, John F. Meier retired as Chairman of the Board and Chief Executive Officer, concluding 18 years of Libbey Inc. leadership as the CEO and 41 total years with the Company. John joined the Libbey sales department in 1970, when Libbey was an operating division of Owens Illinois. He was elected Chairman and CEO in 1993 when Libbey first became a public company.

Under his direction, Libbey diversified its business platform and became a multinational industry leader while significantly strengthening its presence in glass beverageware and expanding into dinnerware and flatware. John's vision to become a global company brought Libbey beyond the United States to Mexico, Western Europe and China, creating the largest tableware company in the western hemisphere.

John, on behalf of all Libbey employees, thank you for your leadership, dedication and enthusiasm.

Libbey Inc. Directors

Carlos V. Duno
Audit Committee Chair
Compensation Committee Member
Mr. Duno has been a director of the Company since 2003. Mr. Duno is the Owner and Chief Executive Officer of Marcia Owen Associates/Group Powell One (since 2006), the premier recruiting and staffing firm in Northern New Mexico, and Owner and Chief Executive Officer of CDuno Consulting (since 2004). From 2001 to 2004, Mr. Duno served as Chairman of the Board and Chief Executive Officer of Clean Fuels Technology, a leading developer of emulsified fuels for transportation and power generation applications. Mr. Duno's glass industry experience began during his six years as President of Business Development and Planning for Vitro S.A. in Monterrey, Mexico from 1995 to 2001. Mr. Duno's earlier professional experience includes a two-year term as Vice President Strategic Planning for Scott Paper Company and several years with McKinsey & Co. and Eli Lilly. Mr. Duno holds a B.S. in industrial engineering from the National University of Mexico, and an M.B.A. in finance and an M.S. in industrial engineering, both from Columbia University. Mr. Duno is Chair of Libbey's Audit Committee and is also an Audit Committee Financial Expert. Mr. Duno is active in several not-for-profit organizations in the Santa Fe, New Mexico, area and formerly served on the Boards of Directors of Clean Fuels Technology, Inc. and Anchor Glass Container Corporation. The Board believes Mr. Duno's extensive experience in strategic planning for international organizations, together with his first-hand glass industry experience in Mexico, make him well-qualified to serve as a director of the Company.

William A. Foley
Chairman of the Board
Mr. Foley has served as Chairman of Libbey Inc. since August 1, 2011 and has been a director of the Company since 1994. Mr. Foley has served as Chairman and Chief Executive Officer of Blonder Accents, LLC (since June 2011) and served as Chairman and Chief Executive Officer of Blonder Company (since 2008). Previously, Mr. Foley was Chairman and CEO of Think Well Inc.; President and a director of Arhaus, Inc.; co-founder of Learning Dimensions LLC; and Chairman and Chief Executive Officer of LESCO Inc. Mr. Foley has also fulfilled the roles of Vice President, General Manager for The Scotts Company Consumer Division, and Vice President and General Manager of Rubbermaid Inc.'s Specialty Products division. Mr. Foley spent the first fourteen years of his career with Anchor Hocking Corp. in various positions, including Vice President of Sales & Marketing. Mr. Foley is currently on the Board of Directors of Myers Industries, Inc. (since 2011), and has previous experience on the boards of several public and private companies, including Arhaus Inc., LESCO Inc. and Associated Estates. Mr. Foley holds a bachelor's degree from Indiana University and an M.B.A. from Ohio University. Mr. Foley's consumer product marketing experience, particularly in the glass tableware industry, along with his significant leadership and management skills, strengthen the Board's collective qualifications, skills and experience.

Peter C. McC. Howell
Nominating and Governance Committee Chair
Audit Committee Member
Mr. Howell has been a director of the Company since 1993. Since 1997 Mr. Howell has been an advisor to various business enterprises in the areas of acquisitions, marketing and financial reporting, particularly with respect to operations in the People's Republic of China. Mr. Howell's positions before 1997 include Chairman and Chief Executive Officer of Signature Brands USA Inc. (formerly Health-O-Meter); President, Chief Executive Officer and a director of Mr. Coffee Inc.; and Chief Financial Officer of Chemical Fabrics Corporation. Mr. Howell also spent ten years as an auditor for Arthur Young & Co. (now Ernst & Young). Since 1989, Mr. Howell has been a director of one or more public companies. His current directorships include Pure Cycle Corporation (NASDAQ: PCYO) (since 2004); Lite Array Inc. and Global Lite Array Inc., subsidiaries of the publicly held Global-Tech Applied Innovations (NASDAQ: GAI) (since 2001); and Great Lakes Cheese Company Limited (since 2006), a private company. Mr. Howell holds B.A. and M.A. degrees in economics from Cambridge University, is a Fellow of the Institute of Chartered Accountants of England & Wales, and is an Audit Committee Financial Expert. In addition to his significant financial expertise, public directorship experience, and retail and foodservice industry knowledge, Mr. Howell provides the Board with a unique perspective on the issues facing international businesses operating in China.

Deborah G. Miller
Compensation Committee Member
Nominating and Governance Committee Member
Ms. Miller has been a director of the Company since 2003. From 2003 to the present, Ms. Miller has been the Chief Executive Officer of Enterprise Catalyst Group, a management consulting firm specializing in high technology and biotechnology transformational applications. Ms. Miller was also President and Chief Executive Officer and Chairman of Ascendent Systems, a provider of enterprise voice mobility solutions, from 2005 to 2007. Ms. Miller has more than thirty years of global management experience, including roles as Chief Executive Officer of Maranti Networks; President and Chief Executive Officer of Egenera; Chief Executive Officer of On Demand Software; and various positions with IBM. Throughout her career, Ms. Miller has contributed to the success of international business enterprises with her innovative approach to sales and marketing. She is a member of the Board of Directors of Sentinel Group Funds, Inc. (SENCX) (since 1995) and Wittenberg University (since 1999), from which she received her bachelor's degree. As a result of Ms. Miller's global management experience, sales and marketing ingenuity, strategic thinking, and extensive information technology experience, she is uniquely qualified to serve as a director of the Company.

Carol B. Moerdyk
Compensation Committee Chair
Audit Committee Member
Ms. Moerdyk has been a director of the Company since 1998. Ms. Moerdyk retired from OfficeMax Incorporated (formerly Boise Cascade Office Products Corporation) in 2007. At OfficeMax, she served as Senior Vice President, International from August 2004 until her retirement. Previously, she held various roles at Boise Cascade Office Products Corporation, including Senior Vice President Administration, Senior Vice President North American and Australasian Contract Operations, and Chief Financial Officer. Ms. Moerdyk began her professional career as an assistant professor of finance at the University of Maryland. Ms. Moerdyk serves on the Boards of Directors of American Woodmark Corporation (NASDAQ: AMWD) (since 2005), Winco Holdings, Inc. (since 2011) and Kids Sports Stars/Azimuth Foundation (since 2009). An Audit Committee Financial Expert, Ms. Moerdyk is a Chartered Financial Analyst and holds a bachelor's degree from Western Michigan University and a Ph.D. Candidate's Certificate in finance from the University of Michigan. Ms. Moerdyk's significant financial expertise, developed through her experience as a CFA and public company Chief Financial Officer, together with her executive leadership and international operations experience, make her a valuable contributor to the Board.

John C. Orr
Compensation Committee Member
Nominating and Governance Committee Member
Mr. Orr has been a director of the Company since 2008. Since 2005, Mr. Orr has been the President, Chief Executive Officer, and a director of Myers Industries, Inc. (NYSE: MYE), an international manufacturer of polymer products for industrial, agricultural, automotive, commercial and consumer markets. Before assuming his current positions, Mr. Orr was President and Chief Operating Officer of Myers Industries and General Manager of Buckhorn Inc., a Myers Industries subsidiary. Mr. Orr's earlier career included 28 years with The Goodyear Tire and Rubber Company, where he gained experience in production and plant management at facilities throughout North America and Australia, eventually holding such positions as Director of Manufacturing in Latin America and Vice President Manufacturing for the entire company worldwide. Mr. Orr holds a B.S. in communication from Ohio University and has additional training from Harvard Business School in business strategy, finance and operations. Mr. Orr has served on the board of Akron General Health System since 2006. Mr. Orr's extensive experience in international manufacturing and plant management is an important asset to the Board.

Richard I. Reynolds
Libbey Executive Vice President and
Chief Financial Officer
Mr. Reynolds has been a director of the Company since 1993. Mr. Reynolds is currently Libbey's Executive Vice President and Chief Financial Officer. From 1995 until assuming his current position on June 10, 2010, Mr. Reynolds served as Libbey's Executive Vice President and Chief Operating Officer. Now in his forty-second year with the Company, Mr. Reynolds has held various positions at Libbey, including Vice President and Chief Financial Officer from 1993 to 1995; and Director of Finance and Administration from 1989 to 1993. Mr. Reynolds holds a B.B.A. from the University of Cincinnati. In addition to his work for the Company, Mr. Reynolds serves on the boards of several private organizations. As a result of the breadth and depth of his experience with the Company, Mr. Reynolds provides the Board with a learned perspective on the financial, administrative and operational aspects of Libbey's business.

Terence P. Stewart
Mr. Stewart has been a director of the Company since 1997. Mr. Stewart is the Managing Partner of Stewart and Stewart, a Washington, D.C.-based law firm specializing in trade and international law issues, where he has been employed since 1976. He has worked with various industries to solve trade matters in the United States and abroad. Mr. Stewart is an adjunct professor at Georgetown University Law Center, from which he received his law degree. He also holds a B.A. from the College of the Holy Cross and an M.B.A. from Harvard University. Both the Ukrainian Academy of Foreign Trade and the Russian Academy of Sciences have granted Mr. Stewart Honorary Doctorates. Recently, Mr. Stewart has written extensively on trade relations with the People's Republic of China, including volumes on WTO accession commitments undertaken and progress made in meeting those commitments over time, a review of intellectual property protection within China and steps being taken to address problems in enforcement, and reports on subsidies provided to major sectors of the Chinese economy. Mr. Stewart currently serves on the boards of several private societies and associations and is a former member of the Company's Nominating and Governance Committee. Mr. Stewart possesses particular knowledge and experience in international legal, regulatory and government affairs, including foreign trade matters relevant to the glass industry, that strengthen the Board's collective qualifications, skills and experience.

Stephanie A. Streeter
Libbey Chief Executive Officer
Ms. Streeter has served as Chief Executive Officer and a director of Libbey since August 1, 2011. Prior to joining Libbey on July 1, 2011, Ms. Streeter was interim Chief Executive Officer of the United States Olympic Committee from March 2009 to March 2010 and served on its Board of Directors from 2004 to 2009. Ms. Streeter also was employed as Chairman and Chief Executive Officer of Banta Corporation, a NYSE-listed provider of printing, supply chain management and related services that was acquired by R.R. Donnelley & Sons Company (NYSE: RRD) in 2007. She joined Banta in 2001 as President and Chief Operating Officer and was appointed Chief Executive Officer in 2002. A member of the Board of Directors of Banta from 2001 to 2007, she was elected Chairman in 2004. Prior to joining Banta, Ms. Streeter was Chief Operating Officer at Idealab. Ms. Streeter also spent 14 years at Avery Dennison Corporation in a variety of product and business management positions culminating in her role as Group Vice President of Worldwide Office Products from 1996 to 2000. Ms. Streeter is a member of the Boards of Directors of The Goodyear Tire & Rubber Company (NYSE: GT) (since 2008), Kohl's Corporation (NYSE: KSS) (since 2007) and Catalyst (since 2005). Ms. Streeter holds a B.A. from Stanford University. Ms. Streeter's demonstrated executive leadership and management skills and significant public company directorship experience, along with her consumer and business-to-business marketing experience, supply chain experience and retail industry knowledge, make her a valuable contributor to the Board.

Libbey Inc. **Officers**

Kenneth A. Boerger
Vice President and Treasurer
Mr. Boerger has been Vice President and Treasurer of Libbey since July 1999. From 1994 until assuming his current position, Mr. Boerger was Corporate Controller and Assistant Treasurer. Since joining the Company in 1984, Mr. Boerger has held various financial and accounting positions. He has been involved in the Company's financial matters since 1980, when he joined Owens-Illinois, Inc., Libbey's former parent company.

Daniel P. Ibele
Vice President, Global Sales and Marketing
Mr. Ibele was named Vice President, Global Sales and Marketing on June 10, 2010. From June 2006 until assuming his current position, Mr. Ibele was Vice President, General Sales Manager, North America of the Company. From March 2002 to June 2006, he was Vice President, General Sales Manager of the Company. Previously, Mr. Ibele had been Vice President, Marketing and Specialty Operations since September 1997. Mr. Ibele was Vice President and Director of Marketing at Libbey from 1995 to September 1997. From the time he joined Libbey in 1983 until 1995, Mr. Ibele held various marketing and sales positions.

Susan A. Kovach
Vice President, General Counsel and Secretary
Ms. Kovach has been Vice President, General Counsel and Secretary of Libbey since July 2004. She joined Libbey in December 2003 as Vice President, Associate General Counsel and Assistant Secretary. Prior to joining Libbey, Ms. Kovach was Of Counsel to Dykema Gossett PLLC, from 2001 through November 2003. She served from 1997 to 2001 as Vice President, General Counsel and Corporate Secretary of Omega Healthcare Investors, Inc. (NYSE: OHI). From 1998 to 2000, she held the same position for Omega Worldwide, Inc., a NASDAQ-listed firm providing management services and financing to the aged care industry in the United Kingdom and Australia. Ms. Kovach began her legal career with Dykema Gossett PLLC, in which she was a partner from 1995 through November 1997 and an associate from 1985 to 1995.

Timothy T. Paige
Vice President, Human Resources
On February 29, 2012, Mr. Paige was appointed Vice President, Human Resources. Mr. Paige served as Vice President, Administration, from December 2002 until that date, and as Vice President and Director of Human Resources from January 1997 until December 2002. From May 1995 to January 1997, Mr. Paige was Libbey's Director of Human Resources. Before joining the Company, Mr. Paige was employed by Frito-Lay, Inc. in human resources management positions.

Richard I. Reynolds
Executive Vice President and Chief Financial Officer
Mr. Reynolds has served as Libbey's Executive Vice President and Chief Financial Officer since June 2010. Prior to his current position, Mr. Reynolds served as Libbey's Executive Vice President and Chief Operating Officer since 1995. Now in his forty-second year with the Company, Mr. Reynolds has held various positions at Libbey, including Vice President and Chief Financial Officer from 1993 to 1995; and Director of Finance and Administration from 1989 to 1993. Mr. Reynolds has been a director of the Company since 1993.

Roberto B. Rubio
Vice President, Global Manufacturing and Engineering
Mr. Rubio has been Vice President, Global Manufacturing and Engineering since June 10, 2010. Prior to his current assignment, Mr. Rubio served as Vice President, General Manager International Operations of Libbey from November 2009 to June 2010. He joined the Company in 2009 as Vice President, Managing Director, Libbey Mexico. From 1980 until joining Libbey, Mr. Rubio was employed by Vitro S.A.B. de C.V. in numerous positions of increasing scope and responsibility. In 1996, Mr. Rubio was named President of Vitrocrisa, the glass tableware division of Vitro that is now wholly owned by Libbey. In 1999, Mr. Rubio was named President of the glass container division of Vitro, and in 2001 Mr. Rubio was named President of Vitro's flat glass division. In 2003, Mr. Rubio assumed operations responsibility for both the glass container division and the glass tableware division, including Vitrocrisa. From the time of Libbey's acquisition in 2006 of the remaining 51 percent interest in Vitrocrisa (which Libbey renamed Crisa) that it did not previously own until July 2009, Mr. Rubio led Crisa, while at the same time carrying out other senior management responsibilities for Vitro. At the time of his retirement from Vitro in June 2009, Mr. Rubio was serving as President of Vitro's flat glass division.

Stephanie A. Streeter
Chief Executive Officer
Ms. Streeter has served as Chief Executive Officer and a director of Libbey since August 1, 2011. Prior to joining Libbey on July 1, 2011, Ms. Streeter was interim Chief Executive Officer of the United States Olympic Committee from March 2009 to March 2010 and served on its Board of Directors from 2004 to 2009. Ms. Streeter also was employed as Chairman and Chief Executive Officer of Banta Corporation, a NYSE-listed provider of printing, supply chain management and related services that was acquired by R.R. Donnelley & Sons Company (NYSE: RRD) in 2007. She joined Banta in 2001 as President and Chief Operating Officer and was appointed Chief Executive Officer in 2002. A member of the Board of Directors of Banta from 2001 to 2007, she was elected Chairman in 2004. Prior to joining Banta, Ms. Streeter was Chief Operating Officer at Idealab. Ms. Streeter also spent 14 years at Avery Dennison Corporation in a variety of product and business management positions culminating in her role as Group Vice President of Worldwide Office Products from 1996 to 2000. Ms. Streeter is a member of the Boards of Directors of The Goodyear Tire & Rubber Company (NYSE: GT) (since 2008), Kohl's Corporation (NYSE: KSS) (since 2007) and Catalyst (since 2005).

Five-Year Summary of **Selected Financial Data**

Dollars in thousands, except per-share amounts	**2011[e][f]**	2010[e][f]	2009[b][e]	2008[b][e]	2007
Operating Results:					
Net sales	**$ 817,056**	$ 799,794	$ 748,635	$ 810,207	$ 814,160
Gross profit[b][e]	**$ 168,739**	$ 168,013	$ 133,145	$ 109,337	$ 157,669
Gross profit margin	**20.7%**	21.0%	17.8%	13.5%	19.4%
Selling, general and administrative expenses	**$ 105,545**	$ 97,390	$ 94,900	$ 88,451	$ 91,568
Impairment of goodwill and other intangible assets	**$ -**	$ -	$ -	$ 11,890	$ -
Income (loss) from operations (IFO)[b][e]	**$ 63,475**	$ 68,821	$ 36,614	$ (5,548)	$ 66,101
IFO margin	**7.8%**	8.6%	4.9%	(0.7)%	8.1%
Other income[e][f]	**$ 5,228**	$ 58,018	$ 4,053	$ 1,119	$ 8,778
Earnings (loss) before interest and income taxes (EBIT)[b][e][f]	**$ 68,703**	$ 126,839	$ 40,667	$ (4,429)	$ 74,879
EBIT margin	**8.4%**	15.9%	5.4%	(0.5)%	9.2%
Interest expense[g]	**$ 43,419**	$ 45,171	$ 66,705	$ 69,720	$ 65,888
Income (loss) before income taxes[b][e][f][g]	**$ 25,284**	$ 81,668	$ (26,038)	$ (74,149)	$ 8,991
Provision for income taxes	**$ 1,643**	$ 11,582	$ 2,750	$ 6,314	$ 11,298
Effective tax rate	**6.5%**	14.2%	(10.6)%	(8.5)%	125.7%
Net income (loss)[b][e][f][g]	**$ 23,641**	$ 70,086	$ (28,788)	$ (80,463)	$ (2,307)
Net income margin	**2.9%**	8.8%	(3.8)%	(9.9)%	(0.3)%
Per-Share Amounts:					
Diluted net income (loss)[b][e][f][g]	**$ 1.14**	$ 3.51	$ (1.90)	$ (5.48)	$ (0.16)
Dividends paid	**$ -**	$ -	$ -	$ 0.10	$ 0.10
Other Information:					
EBIT	**$ 68,703**	$ 126,839	$ 40,667	$ (4,429)	$ 74,879
Depreciation & amortization[b]	**$ 42,188**	$ 41,115	$ 43,166	$ 44,430	$ 41,572
EBITDA[c][e][f]	**$ 110,891**	$ 167,954	$ 83,833	$ 40,001	$ 116,451
EBITDA margin	**13.6%**	21.0%	11.2%	4.9%	14.3%
Adjusted EBITDA[c][h]	**$ 113,089**	$ 114,958	$ 90,141	$ 85,238	$ 116,451
Adjusted EBITDA margin	**13.8%**	14.4%	12.0%	10.5%	14.3%
Employees	**6,907**	7,005	6,857	7,306	7,442
Balance Sheet Data:					
Total assets	**$ 790,151**	$ 818,971	$ 791,514	$ 818,407	$ 897,970
Total liabilities	**$ 762,371**	$ 807,705	$ 858,421	$ 876,296	$ 804,855
Working Capital[a]	**$ 175,145**	$ 181,152	$ 170,900	$ 210,033	$ 215,320
% of net sales	**21.4%**	22.6%	22.8%	25.9%	26.4%
Total borrowings - net	**$ 397,360**	$ 447,125	$ 515,239	$ 550,257	$ 496,634
Cash Flow Data:					
Net cash provided by (used in) operating activities	**$ 55,351**	$ 47,699	$ 102,148	$ (1,040)	$ 51,457
Capital expenditures	**$ 41,420**	$ 28,247	$ 17,005	$ 45,717	$ 43,121
Proceeds from asset sales and other	**$ 17,700**	$ -	$ 265	$ 117	$ 8,213
Payment of interest on New PIK Notes	**$ -**	$ 29,400	$ -	$ -	$ -
Free Cash Flow[d]	**$ 31,631**	$ 48,852	$ 85,408	$ (46,640)	$ 16,549
Dividends paid	**$ -**	$ -	$ -	$ 1,466	$ 1,446

(a) Defined as net accounts receivable plus net inventory less accounts payable.
(b) Includes $705 and $261 in 2009 and 2008, respectively, of depreciation expense included in restructuring charges disclosed in note 7 to the Consolidated Financial Statements.
(c) We believe that EBITDA (earnings before interest, taxes, depreciation and amortization) and Adjusted EBITDA (adjusted earnings before interest, taxes, depreciation and amortization), non-GAAP financial measures, are useful metrics for evaluating our financial performance, as they are measures that we use internally to assess performance.
(d) We believe that Free Cash Flow (net cash provided by (used in) operating activities, less capital expenditures, plus proceeds from asset sales and other and payment of interest on New PIK Notes), is a useful metric for evaluating our financial performance, as it is the measure that we use internally to assess performance.
(e) Includes special charges of $2,431, $6,241 and $3,823 in 2011, 2010 and 2009, respectively, and disclosed in notes 5, 6, 7 and 18 to the Consolidated Financial Statements. In 2011, we also incurred charges of $2,722 for CEO transition expenses and $1,105 for severance. In 2010, we also received a $945 insurance recovery. In 2009, we also incurred pension settlement charges of $3,190. In 2008, we incurred $29,127 related to the closure of our Syracuse, New York, manufacturing facility and our Mira Loma, California, distribution center, $4,481 related fixed asset write-downs of unutilized assets and $11,890 related to goodwill and intangible impairment charges.
(f) Includes gain of $6,863 on the sale of land at our Libbey Holland facility and sale of substantially all of the assets of Traex in 2011. Also includes $(2,803) and $58,292 for (loss) gain on redemption of debt in 2011 and 2010, respectively.
(g) Interest expense includes a special charge of $2,700 in 2009 to write off finance fees incurred in connection with the exchange of the old PIK Notes.
(h) Excludes items noted in (e) and (f) above.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-12084

Libbey Inc.

(Exact name of registrant as specified in its charter)

Delaware	**34-1559357**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

300 Madison Avenue, Toledo, Ohio 43604
(Address of principal executive offices) (Zip Code)

419-325-2100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	NYSE AMEX

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☑ Non-Accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value (based on the consolidated tape closing price on June 30, 2011) of the voting stock beneficially held by non-affiliates of the registrant was approximately $311,077,898. For the sole purpose of making this calculation, the term "non-affiliate" has been interpreted to exclude directors and executive officers of the registrant. Such interpretation is not intended to be, and should not be construed to be, an admission by the registrant or such directors or executive officers that any such persons are "affiliates" of the registrant, as that term is defined under the Securities Act of 1934.

The number of shares of common stock, $.01 par value, of the registrant outstanding as of February 29, 2012 was 20,519,801.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Items 10, 11, 12, 13 and 14 of Form 10-K is incorporated by reference into Part III hereof from the registrant's Proxy Statement for the Annual Meeting of Shareholders to be held May 17, 2012 ("Proxy Statement").

Certain information required by Part II of this Form 10-K is incorporated by reference from registrant's 2011 Annual Report to Shareholders where indicated.

TABLE OF CONTENTS

This Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements regarding future events and future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. Libbey desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates, forecasts and projections, and the beliefs and assumptions of our management. Words such as "expect," "anticipate," "target," "believe," "intend," "may," "planned," "potential," "should," "will," "would," variations of such words, and similar expressions are intended to identify these forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

PART I

Item 1. Business

General

Libbey Inc. (Libbey or the Company) is the leading producer of glass tableware products in the Western Hemisphere, in addition to supplying to key markets throughout the world. We have the largest manufacturing, distribution and service network among glass tableware manufacturers in the Western Hemisphere and are one of the largest glass tableware manufacturers in the world. We produce glass tableware in five countries and sell to over 100 countries. We design and market, under our Libbey®, Crisa®, Royal Leerdam®, World® Tableware, Syracuse® China and Crisal Glass® brand names, an extensive line of high-quality glass tableware, ceramic dinnerware, metal flatware, hollowware and serveware items for sale primarily in the foodservice, retail and business-to-business markets. Our global sales force presents our products to the global marketplace in a coordinated fashion. We are the largest glass tableware manufacturer in Latin America through our subsidiary Crisa Libbey Commercial, S. de R.L. de C.V. (Libbey Mexico) which goes to market under the Crisa® brand name. Through our subsidiary Libbey Glassware (China) Co., Ltd. (Libbey China) we have a state-of-the-art glass tableware manufacturing facility in China that has been operational since the first quarter of 2007. Through our subsidiary B.V. Koninklijke Nederlandsche Glasfabriek Leerdam (Libbey Holland), we manufacture high-quality glass stemware under the Royal Leerdam® brand name. Through our subsidiary Crisal-Cristalaria Automática S.A. (Libbey Portugal), we manufacture glass tableware in Portugal for our worldwide customer base. We import and market ceramic dinnerware under the Syracuse® China brand name through our subsidiary Syracuse China Company (Syracuse China). Through our World Tableware Inc. (World Tableware) subsidiary, we import metal flatware, hollowware, serveware and ceramic dinnerware for resale. See note 19 to the Consolidated Financial Statements for segment information.

Libbey was incorporated in Delaware in 1987, but traces its roots back to The W. L. Libbey & Son Company, an Ohio corporation formed in 1888, when it began operations in Toledo, Ohio.

Our website can be found at www.libbey.com. We make available, free of charge, at this website all of our reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, including our annual report on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K, as well as amendments to those reports. These reports are made available on our website as soon as reasonably practicable after their filing with, or furnishing to, the Securities and Exchange Commission and can also be found at www.sec.gov.

Our shares are traded on the NYSE Amex exchange under the ticker symbol LBY.

Growth Strategy

Our strategic vision is to be the premier provider of glass tableware and related products worldwide. We seek to continue to increase our share and the profitability of our core North American market in the foodservice, retail and business-to-business channels by leveraging our leading market positions in the foodservice and retail channels, superior product development capabilities, high customer service levels and broad distribution network. In International markets, we seek to increase our presence in the European glass tableware market while broadening the reach of our business-to-business franchise. We also believe that we have significant opportunities for continued growth in China and throughout the Pacific Rim due to our state of the art manufacturing facility in China as well as our growing sales force and distribution network.

In addition to our focus on top-line growth, the concurrent improvement in profitability and cash flow generation is a key element of our strategy. To this end, we continue to focus on a number of initiatives aimed at creating operating efficiencies, including eliminating waste, reducing working capital and instilling a culture of continuous improvement in all aspects of our operations. By optimizing our production capabilities in countries with low wage rates, such as Mexico, China and Portugal, our business can provide greater profitability and generate increased cash flow through our ability to sell our products at price points that enable us to compete more profitably.

We expect that calendar year 2012 will continue to present a fragile and challenged world marketplace, and, as a result, recovery is expected to be modest. Accordingly, Libbey will maintain its focus during 2012 on strengthening our balance sheet, with an eye to refinancing in the latter part of 2012, markets permitting.

We view the period from 2013 through 2015 as presenting increased opportunity to grow our business in China and other markets. We expect that, by strengthening our balance sheet and refinancing our debt before then, we will be better positioned to provide increasing returns to our shareholders.

Products

Our tableware products consist of glass tableware (including casual glass beverageware), ceramic dinnerware, metal flatware, hollowware and serveware. Our glass tableware includes tumblers, stemware (including wine glasses), mugs, bowls, ashtrays, bud vases, salt and pepper shakers, shot glasses, canisters, candleholders and various other items. Libbey Holland produces high-quality stemware. Libbey Portugal produces glass tableware, mainly tumblers, stemware and glassware accessories. Libbey Mexico's glass tableware product assortment also includes glass bakeware and handmade glass tableware. In addition, Libbey Mexico's products include blender jars, washing machine windows and other glass products sold principally to original equipment manufacturers (OEMs). Through our Syracuse China and World Tableware subsidiaries, we offer a wide range of ceramic dinnerware products. These include plates, bowls, platters, cups, saucers and other tableware accessories. Our World Tableware subsidiary provides an extensive selection of metal flatware, including knives, forks, spoons and serving utensils. In addition, World Tableware sells metal hollowware, including serving trays, pitchers and other metal tableware accessories, as well as an extensive line of dinnerware. Our global sales force presents our products to the global marketplace in a coordinated fashion.

We also have an agreement to be the exclusive distributor of Luigi Bormioli glassware in the United States, Canada and Mexico to foodservice users. Luigi Bormioli, based in Italy, is a highly regarded supplier of high-end glassware used in many of the finest eating and drinking establishments.

Customers

The customers for our tableware products include approximately 500 foodservice distributors in the United States and Canada. In the retail channel, we sell to mass merchants, department stores, retail distributors, national retail chains and specialty housewares stores. In addition, our business-to-business channel primarily includes customers that use glass containers for candle and floral applications, gourmet food packaging companies, and various OEM applications. In Mexico, we sell to retail mass merchants and wholesale distributors, as well as candle and food packers, and various OEM users of custom molded glass. In Europe, we market glassware to retailers, distributors and decorators that service the retail, foodservice and highly developed business-to-business channel, which includes large breweries and distilleries, for which products are decorated with company logos for promotional and resale purposes. We also have other customers who use our products for promotional or other private uses. In China, we sell primarily to distributors and wholesalers. No single customer accounts for 10 percent or more of our sales, although the loss of any of our major customers could have a meaningful effect on us.

Sales, Marketing and Distribution

In 2011, approximately 73 percent of our sales were to customers located in North America, and approximately 27 percent of our sales were to customers located outside of North America. We sell our products to over 100 countries around the world, competing in the tableware markets of Latin America, Asia and Europe, as well as North America.

We have our own sales staff of professionals who call on customers and distributors. In addition, we retain the services of manufacturing representative organizations to assist in selling our products in select countries.

Our marketing staff is located at our corporate headquarters in Toledo, Ohio, as well as in Mexico, Portugal, the Netherlands and China. They engage in developing strategies relating to product development, pricing, distribution, advertising, merchandising and sales promotion.

We operate distribution centers located at or near each of our manufacturing facilities (see "Properties" section). In addition, we operate distribution centers for our products produced in Mexico in Laredo, Texas, and for our Syracuse® China and World® Tableware products in West Chicago, Illinois. The glass tableware manufacturing and distribution centers are strategically located to enable us to supply significant quantities of our product to virtually all of our customers on a timely and cost effective basis.

The majority of our sales are in the foodservice, retail and business-to-business channels, which are further detailed below.

Foodservice

We have, according to our estimates, the leading market share in glass tableware sales in the U.S. and Canadian foodservice channel. Our Syracuse® China and World® Tableware brands are long-established brands of high-quality ceramic dinnerware, metal flatware, hollowware and serveware. We are among the leading suppliers of these product categories to foodservice end users. Our glass tableware manufacturing facility in China has experienced significant growth in the domestic China market channel, and it supplies products to targeted markets worldwide. A significant majority of our tableware sales to foodservice end users are made through a network of foodservice distributors. The distributors in turn sell to a wide variety of foodservice establishments, including national and regional hotel chains, national and regional restaurant chains, independently owned bars and restaurants and casinos.

Retail

Our primary customers in the retail channel include national and international mass merchants. In recent years, we have increased our retail sales by increasing our sales to specialty housewares stores and value-oriented retailers. In 2012, we were recognized by the Retail Tracking Services of NPD Group for maintaining our overall U.S. market share of approximately 47 percent in the 2011 casual glass beverageware market. Royal Leerdam® and Crisa® brand products, from Libbey Holland and Libbey Mexico respectively, are sold to similar retail customers in Europe and Mexico, while Libbey Portugal is increasingly positioned with retailers on the Iberian Peninsula. With this retail representation, we are positioned to successfully introduce profitable new products. We also operate outlet stores located at or near several of our manufacturing locations. In addition, we sell select items in the United States on the internet at www.libbey.com.

Business-to-Business

Libbey Holland and Libbey Portugal supply glassware to the business-to-business channel of distribution in Europe. Customers in this channel include marketers who decorate our glassware with company logos and resell these products to large breweries and distilleries, which redistribute the glassware for promotional purposes and resale. Our business-to-business channel in North America includes candle and floral applications, blender jars and washing machine windows. The craft industries and gourmet food-packing companies are also business-to-business consumers of glassware.

Seasonality

Primarily due to the impact of consumer buying patterns and production activity, our sales and operating income, excluding special items, tend to be stronger in the second half and weaker in the first half of each year. In addition, our cash flow from operating activities tends to be stronger in the second half of the year and weaker in the first half of the year due to seasonal working capital trends. In particular, our inventory levels typically reach their highest levels in the third quarter of the year, and decrease in the following quarter due to seasonally higher sales that typically peak in the fourth quarter of the year. In addition, our receivables typically peak during the third and early fourth quarters and begin to decrease by the end of the year as cash collections continue through the end of December, but shipping activity decreases during the final week of the year. Our payables normally peak during the third and fourth quarters of the year as a result of our increased production levels going into those quarters, but are not sufficiently large as to provide relief for total working capital needs caused by increased investment in inventories. Accordingly, our overall investment in working capital will normally reach higher levels through the summer months as we build inventory during slower sales periods in order to allow for optimum customer service and timely delivery during the higher sales periods in the second half of the year, when sales typically exceed short-term production capabilities. Although little information with respect to our competitors is publicly available, we believe that our experience with working capital is generally consistent with the experience for the industry as a whole.

Backlog

As of December 31, 2011, our backlog was approximately $66.2 million, compared to approximately $62.8 million at December 31, 2010. The increase was caused by increased demand by our customers, as orders have reached more traditional

levels due to the continuing economic recovery. Backlog includes orders confirmed with a purchase order for products scheduled to be shipped to customers in a future period. Because orders may be changed and/or canceled, we do not believe that our backlog is necessarily indicative of actual sales for any future period.

Manufacturing and Sourcing

In North America, we currently own and operate three glass tableware manufacturing plants - two in the United States (one in Toledo, Ohio and one in Shreveport, Louisiana) and one in Monterrey, Mexico. In Europe, we own and operate two glass tableware manufacturing plants - one in Leerdam, the Netherlands, and the other in Marinha Grande, Portugal. In Asia, we own and operate a glass tableware production facility in Langfang, China.

The manufacture of our tableware products involves the use of automated processes and technologies, as well as manual production. We design much of our glass tableware production machinery, and we continuously refine it to incorporate technological advances to create a competitive advantage. We believe that our production machinery and equipment continues to be adequate for our needs for the foreseeable future, but we continue to invest to further improve our product offering and production efficiencies and reduce our cost profile.

Our glass tableware products generally are produced using one of two manufacturing methods or, in the case of certain stemware, a combination of such methods. Most of our tumblers, stemware and other glass tableware products are produced by forming molten glass in molds with the use of compressed air. These products are known as "blown" glass products. Our other glass tableware products and the stems of certain stemware are "pressware" products, which are produced by pressing molten glass into the desired product shape.

Ceramic dinnerware and metal flatware and hollowware are imported primarily from Asia, through our Syracuse China and World Tableware subsidiaries.

To assist in the manufacturing process, we employ a team of engineers whose responsibilities include efforts to improve and upgrade our manufacturing facilities, equipment and processes. In addition, they provide engineering required to manufacture new products and implement the large number of innovative changes continuously being made to our product designs, sizes and shapes. See "Research and Development" below for additional information.

Materials

Our primary materials are sand, lime, soda ash, corrugated packaging and colorants. Historically, these materials have been available in adequate supply from multiple sources. However, there may be temporary shortages of certain materials due to weather or other factors, including disruptions in supply caused by material transportation or production delays. Such shortages have not previously had, and are not expected in the future to have, a material adverse effect on our operations. Natural gas is the primary source of energy in our production processes, and periodic variability in the price for natural gas has had and could continue to have an impact on our profitability. Historically, we have used natural gas hedging contracts for a portion of our expected purchases to partially mitigate this impact in North America. We also experience fluctuations in the freight cost to deliver materials due to the cost of diesel fuel to our facilities, and such changes may affect our earnings and cash flow.

Research and Development

Our core competencies include our engineering excellence and world-class manufacturing techniques. Our focus is to increase the quality of our products and enhance the profitability of our business through research and development. We will continue to invest in strategic research and development projects that will further enhance our ability to compete in our core business.

We employ a team of engineers, in addition to external consultants, to conduct research and development. Our expenditures on research and development activities related to new and/or improved products and processes were $3.1 million in 2011, $2.6 million in 2010 and $2.0 million in 2009. These costs were expensed as incurred.

Patents, Trademarks and Licenses

Based upon market research and surveys, we believe that our trade names and trademarks, as well as our product shapes and styles, enjoy a high degree of consumer recognition and are valuable assets. We believe that the Libbey®, Syracuse® China, World® Tableware, Crisa®, Royal Leerdam® and Crisal Glass® trade names and trademarks are material to our business.

We have rights under a number of patents that relate to a variety of products and processes. However, we do not consider that any patent or group of patents relating to a particular product or process is of material importance to our business as a whole.

Competitors

Our business is highly competitive, with the principal competitive factors being customer service, price, product quality, new product development, brand name, responsiveness, delivery time and breadth of product offerings.

Competitors in glass tableware include, among others:

- Arc International (a French company), which manufactures in various sites throughout the world, including France, USA, and China and distributes glass tableware worldwide to retail, foodservice and business-to-business customers;
- Paşabahçe (a unit of Şişecam, a Turkish company), which manufactures glass tableware at various sites throughout the world and sells to retail, foodservice and business-to-business customers worldwide;
- Anchor Hocking Company (a U.S. company), which manufactures and distributes glass beverageware, industrial products and bakeware primarily to retail, industrial and foodservice channels in North America;
- Bormioli Rocco Group (an Italian company), which manufactures glass tableware in Europe, where the majority of its sales are to retail and foodservice customers;
- various manufacturers in China, Europe and South America; and
- various sourcing companies.

Other materials such as plastics also compete with glassware.

Competitors in U.S. ceramic dinnerware include, among others:

- Homer Laughlin;
- Oneida Ltd.;
- Steelite; and
- various sourcing companies.

Competitors in metalware include:

- Oneida Ltd.;
- Walco, Inc.; and
- various sourcing companies.

Environmental Matters

Our operations, in common with those of industry generally, are subject to numerous existing laws and governmental regulations designed to protect the environment, particularly regarding plant waste, emissions and solid waste disposal and remediation of contaminated sites. We believe that we are in material compliance with applicable environmental laws, and we are not aware of any regulatory initiatives that we expect will have a material effect on our products or operations. See "Risk Factors-We are subject to various environmental legal requirements and may be subject to new legal requirements in the future; these requirements could have a material adverse effect on our operations."

We have shipped, and we continue to ship, waste materials for off-site disposal. However, we are not named as a potentially responsible party with respect to any waste disposal site matters pending prior to June 24, 1993, the date of Libbey's initial public offering and separation from Owens-Illinois, Inc. (Owens-Illinois). Owens-Illinois has been named as a potentially responsible party or other participant in connection with certain waste disposal sites to which we also may have shipped wastes prior to June 24, 1993. We may bear some responsibility in connection with those shipments. Pursuant to an indemnification agreement between Owens-Illinois and Libbey, Owens-Illinois has agreed to defend and hold us harmless against any costs or liabilities we may incur in connection with any such matters identified and pending as of June 24, 1993, and to indemnify us for any liability that results from these matters in excess of $3 million. We believe that if it is necessary to draw upon this indemnification, collection is probable.

Pursuant to the indemnification agreement referred to above, Owens-Illinois is defending us with respect to the King Road landfill. In January 1999, the Board of Commissioners of Lucas County, Ohio instituted a lawsuit against Owens-Illinois, Libbey and numerous other defendants in the U.S. District Court for the Northern District of Ohio to recover costs incurred to address contamination from the King Road landfill formerly operated by the County. The Board of Commissioners dismissed the lawsuit without prejudice in October 2000. In view of the uncertainty as to any re-filing of the suit, the remedy, and the number of potentially responsible parties and potential defenses, we are unable to quantify our exposure with respect to the King Road landfill.

On October 10, 1995, Syracuse China Company, our wholly-owned subsidiary, acquired from The Pfaltzgraff Co. and certain of its subsidiary corporations, the assets operated by them as Syracuse China. The Pfaltzgraff Co. and the New York State Department of Environmental Conservation, which we refer to as the DEC, entered into an Order on Consent effective November 1, 1994, that required Pfaltzgraff to develop a remedial action plan for and to remediate a landfill, as well as wastewater sludge ponds and adjacent wetlands located on property that Syracuse China Company purchased. Although Syracuse China was not a party to the Order on Consent, as part of the Asset Purchase Agreement with The Pfaltzgraff Co., which we refer to as the APA, Syracuse China agreed to share a part of the remediation and related expense up to the lesser of 50 percent of such costs or $1.35 million. The approved remedy has been implemented and Syracuse China's payment obligation under the APA has been satisfied.

In addition, Syracuse China has been named as a potentially responsible party by reason of its potential ownership of certain property that adjoins its plant and that has been designated a sub-site of the Onondaga Lake Superfund Site. We believe that any contamination of the sub-site was caused by and will be remediated by owners of this site at no cost to Syracuse China. We believe that, even if Syracuse China were deemed to be responsible for any expense in connection with the contamination of the sub-site, it is likely that a portion of the expense would be paid by Pfaltzgraff pursuant to the APA.

By letter dated October 31, 2008, the DEC and U.S. Environmental Protection Agency, which we refer to as the EPA, made a demand upon Syracuse China and several other companies for recovery of approximately $12.5 million of direct and indirect costs allegedly expended by the DEC and EPA in connection with the clean-up of the Onondaga Lake Superfund Site. By letter dated October 30, 2009, the EPA notified Syracuse China and several other companies that they are potentially responsible parties in connection with the Lower Ley Creek sub-site of the Onondaga Lake Superfund Site. At this time it is not certain that there is a nexus between Syracuse China and the Superfund Site. Under the APA, we and The Pfaltzgraff Co. will share any costs for off-premise liability of this kind up to an aggregate of $7.5 million. We have no reason to believe that the indemnification would not be honored if it were to become necessary for us to draw upon that indemnification.

We regularly review the facts and circumstances of the various environmental matters affecting us, including those covered by indemnification. Although not free of uncertainties, we do not expect, based upon the number of parties involved at the sites and the estimated cost of undisputed work necessary for remediation based upon known technology and the experience of others, to incur material loss for new matters in the future. There can be no assurance, however, that indemnification agreements will be performed or our future expenditures for environmental matters will not have a material adverse effect on our financial position or results of operations.

In addition, occasionally the federal government and various state authorities have investigated possible health issues that may arise from the use of lead or other ingredients in enamels such as those used by us on the exterior surface of our decorated products. In that connection, Libbey Glass Inc. and numerous other glass tableware manufacturers, distributors and importers entered into a consent judgment on August 31, 2004 in connection with an action, Leeman v. Arc International North America, Inc. et al, Case No. CGC-003-418025 (Superior Court of California, San Francisco County) brought under California's so-called "Proposition 65." Proposition 65 requires businesses with ten or more employees to give a "clear and reasonable warning" prior to exposing any person to a detectable amount of a chemical listed by the state as covered by this statute. Lead is one of the chemicals covered by that statute. Pursuant to the consent judgment, Libbey Glass Inc. and the other defendants (including Anchor Hocking and Arc International North America, Inc.) agreed, over a period of time, to reformulate the enamels used to decorate the external surface of certain glass tableware items to reduce the lead content of those enamels. We have complied with this requirement.

Although we have modified and continue to modify our manufacturing processes and technologies in an effort to reduce our emissions and increase energy efficiency, capital expenditures for property, plant and equipment for environmental control activities were not material during 2011 or 2010 and are not expected to increase significantly in 2012.

Employees

Our employees are vital to achieving our vision to be "the premier provider of tabletop glassware and related products worldwide" and our mission "to create value by delivering quality products, great service and strong financial results through the power of our people worldwide." We strive to achieve our vision and mission through our values of customer focus, performance, continuous improvement, teamwork, respect and development.

We employed 6,907 persons at December 31, 2011. Approximately 67 percent of our employees are employed outside the U.S., and the majority of our employees are paid hourly and covered by collective bargaining agreements. Libbey Holland's collective bargaining agreement with its unionized employees expires on July 1, 2012. The agreement with our unionized employees in Shreveport, Louisiana expires on December 15, 2014. Agreements with our unionized employees in Toledo,

Ohio expire on September 30, 2013. Libbey Mexico's collective bargaining agreements with its unionized employees have no expiration, but wages are reviewed annually and benefits are reviewed every two years. Libbey Portugal does not have a written collective bargaining agreement with its unionized employees but does have an oral agreement that is revisited annually.

Executive Officers of the Registrant

Our executive officers have a wealth of business knowledge, experience and commitment to Libbey. In 2012, Mr. Reynolds, Executive Vice President and Chief Financial Officer, will celebrate 42 years of service with Libbey. In addition, the average years of industry experience of all of our executive officers is 23 years.

Name and Title	Professional Background
Stephanie A. Streeter. . . . . Chief Executive Officer	Ms. Streeter, 54, has served as Chief Executive Officer and a director of Libbey since August 1, 2011. Prior to joining Libbey on July 1, 2011, Ms. Streeter was interim Chief Executive Officer of the United States Olympic Committee from March 2009 to March 2010 and served on its Board of Directors from 2004 to 2009. Ms. Streeter also was employed as Chairman and Chief Executive Officer of Banta Corporation, a NYSE-listed provider of printing, supply chain management and related services that was acquired by R.R. Donnelley & Sons Company (NYSE: RRD) in 2007. She joined Banta in 2001 as President and Chief Operating Officer and was appointed Chief Executive Officer in 2002. A member of the Board of Directors of Banta from 2001 to 2007, she was elected Chairman in 2004. Prior to joining Banta, Ms. Streeter was Chief Operating Officer at Idealab. Ms. Streeter also spent 14 years at Avery Dennison Corporation in a variety of product and business management positions. She was Group Vice President of Worldwide Office Products from 1996 to 2000. Ms. Streeter is a member of the Boards of Directors of The Goodyear Tire & Rubber Company (NYSE: GT) (since 2008), Kohl's Corporation (NYSE: KSS) (since 2007) and Catalyst (since 2005).
Richard I. Reynolds. . . . . Executive Vice President and Chief Financial Officer	Mr. Reynolds, 65, has served as Libbey's Executive Vice President and Chief Financial Officer since June 2010. From 1995 to June 10, 2010, Mr. Reynolds served as Libbey's Executive Vice President and Chief Operating Officer. Now in his forty-second year with the Company, Mr. Reynolds has held various positions at Libbey, including Vice President and Chief Financial Officer from 1993 to 1995; and Director of Finance and Administration from 1989 to 1993. Mr. Reynolds has been with Libbey since 1970 and has been a director of the Company since 1993.
Kenneth A. Boerger. . . . . Vice President and Treasurer	Mr. Boerger, 53, has been Vice President and Treasurer of Libbey Inc. since July 1999. From 1994 to July 1999, Mr. Boerger was Corporate Controller and Assistant Treasurer. Since joining the Company in 1984, Mr. Boerger has held various financial and accounting positions. He has been involved in the Company's financial matters since 1980, when he joined Owens-Illinois, Inc., Libbey's former parent company.
Daniel P. Ibele. . . . . Vice President, Global Sales and Marketing	Mr. Ibele, 51, has served as Libbey Inc.'s Vice President, Global Sales and Marketing since June 2010. From June 2006 to June 2010, Mr. Ibele was Vice President, General Sales Manager, North America of the Company. From March 2002 to June 2006, he was Vice President, General Sales Manager of the Company. Previously, Mr. Ibele had been Vice President, Marketing and Specialty Operations since September 1997. Mr. Ibele was Vice President and Director of Marketing at Libbey from 1995 to September 1997. From the time he joined Libbey in 1983 until 1995, Mr. Ibele held various marketing and sales positions.
Susan A. Kovach. . . . . Vice President, General Counsel and Secretary	Ms. Kovach, 52, has been Vice President, General Counsel and Secretary of Libbey Inc. since July 2004. She joined Libbey in December 2003 as Vice President, Associate General Counsel and Assistant Secretary. Prior to joining Libbey, Ms. Kovach was Of Counsel to Dykema Gossett PLLC from 2001 through November 2003. She served from 1997 to 2001 as Vice President, General Counsel and Corporate Secretary of Omega Healthcare Investors, Inc. (NYSE: OHI). From 1998 to 2000, she held the same position for Omega Worldwide, Inc., a NASDAQ-listed firm providing management services and financing to the aged care industry in the United Kingdom and Australia. Prior to joining Omega Healthcare Investors, Inc., Ms. Kovach was a partner in Dykema Gossett PLLC from 1995 through November 1997 and an associate in Dykema Gossett PLLC from 1985 to 1995.

Name and Title	Professional Background
Timothy T. Paige . . . . Vice President, Human Resources	Mr. Paige, 54, was recently named Vice President, Human Resources of the Company. From December 2002 until February 29, 2012, he was Vice President, Administration, and from January 1997 until December 2002, Mr. Paige was Vice President and Director of Human Resources of the Company. From May 1995 to January 1997, Mr. Paige was Director of Human Resources of the Company. Prior to joining the Company, Mr. Paige was employed by Frito-Lay, Inc. in human resources management positions.
Roberto B. Rubio . . . . Vice President, Global Manufacturing and Engineering	Mr. Rubio, 56, has been Vice President, Global Manufacturing and Engineering since June 2010. Prior to that Mr. Rubio was Vice President, General Manager International Operations from November 2009 until June 2010. He joined the Company in July 2009 as Vice President, Managing Director, Libbey Mexico. Prior to joining Libbey, Mr. Rubio was employed by Vitro S.A.B. de C.V., which he joined in 1980. While employed by Vitro, Mr. Rubio progressed through numerous positions of increasing scope and responsibility. In 1996, Mr. Rubio was named President of Vitrocrisa, the glass tableware division of Vitro that is now wholly owned by Libbey. In 1999, Mr. Rubio was named President of the glass container division of Vitro, and in 2001 Mr. Rubio was named President of Vitro's flat glass division. In 2003, Mr. Rubio assumed operations responsibility for both the glass container division and the glass tableware division, including Vitrocrisa. From the time of Libbey's acquisition in 2006 of the remaining 51 percent interest in Vitrocrisa (which Libbey renamed Crisa) that it did not previously own until July 2009, Mr. Rubio led Crisa, while at the same time carrying out other senior management responsibilities for Vitro. At the time of his retirement from Vitro in June 2009, Mr. Rubio was serving as President of Vitro's flat glass division.

Item 1A. Risk Factors

The following factors are the most significant factors that can impact year-to-year comparisons and may affect the future performance of our businesses. New risks may emerge, and management cannot predict those risks or estimate the extent to which they may affect our financial performance.

Slowdowns in the retail, travel, restaurant and bar or entertainment industries, such as those caused by general economic downturns, terrorism or political or social unrest, health concerns or strikes or bankruptcies within those industries, could reduce our revenues and production activity levels.

Our business is affected by the health of the retail, travel, restaurant and bar or entertainment industries. Expenditures in these industries are sensitive to business and personal discretionary spending levels and may decline during general economic downturns. Additionally, travel is sensitive to safety concerns, and thus may decline after incidents of terrorism, during periods of geopolitical conflict in which travelers become concerned about safety issues, or when travel might involve health-related risks. For example, demand for our products in the foodservice industry, which is critical to our success, was significantly impacted by the global economic recession beginning in the third quarter of 2008. Similarly, the increase in violent crime caused by infighting among, and the Mexican government's crackdown on, drug cartels in Mexico may impact the health of the restaurant and bar and tourism industries in Mexico.

Ongoing volatility in financial markets and the weak national and global economic conditions could materially and adversely impact our operations, financial results and/or liquidity, including as follows:

- the financial stability of our customers or suppliers may be compromised, which could result in additional bad debts for us or non-performance by suppliers;
- it may become more costly or difficult to obtain financing or refinance our debt in the future;
- the value of our assets held in pension plans may decline; and/or
- our assets may be impaired or subject to write-down or write-off.

Uncertainty about current global economic conditions and austerity measures adopted by some governments in order to address sovereign debt concerns may cause consumers of our products to postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values. In addition, austerity measures adopted by some governments, including the Portuguese government, may result in an increase in our cost of operations as employees seek to offset the loss of

government-funded benefits with higher wages and company-provided benefits. These factors could have a material adverse impact on the demand for our products and on our financial condition and operating results. A further deterioration in economic conditions would likely exacerbate these adverse effects and could result in a wide-ranging and prolonged impact on general business conditions, thereby negatively impacting our operations, financial results and/or liquidity.

Our high level of debt, as well as incurrence of additional debt, may limit our operating flexibility, which could adversely affect our results of operations and financial condition.

We have a high degree of financial leverage. As of December 31, 2011, we had $397.6 million aggregate principal amount of debt outstanding. Of that amount:

- approximately $360.0 million consisted of the Senior Secured Notes, which were secured by a first-priority lien on substantially all of the owned real property, equipment and fixtures in the United States of Libbey Glass and its domestic subsidiaries, subject to certain exceptions and permitted liens and a second-priority lien on substantially all of the existing and future real and personal property (including without limitation tangible and intangible assets) of Libbey Glass and its domestic subsidiaries (other than certain real property and equipment located in the United States and certain general intangibles, instruments, books and records and supporting obligations related to such real property and equipment, and certain proceeds of the foregoing);

- we had no debt outstanding under our amended and restated ABL Facility, which is secured by a first-priority lien on certain inventories and receivables, although we had $10.4 million of letters of credit issued under that facility;

- RMB 180.0 million (approximately $28.3 million at December 31, 2011) consisted of a loan made by China Construction Bank Corporation Langfang Economic Development Area Sub-branch, which we refer to as CCB. We used the proceeds of this loan to finance the construction of Libbey China's plant that began operations in early 2007;

- €6.1 million (approximately $7.8 million at December 31, 2011) consisted of a loan made by Banco Espirito Santo, S.A., which we refer to as the BES Euro Line, to finance operational improvements associated with Libbey Portugal's operations; and

- approximately $1.1 million consisted of amounts we owed under a promissory note related to the purchase of our Laredo, Texas warehouse.

Although neither our amended and restated ABL Facility nor the indenture governing our Senior Secured Notes contains financial covenants, they do contain other covenants that limit our operational and financial flexibility, such as by limiting the additional indebtedness that we may incur, limiting certain business activities, investments and payments, and limiting our ability to dispose of certain assets. These covenants may limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our debt.

We are permitted, subject to limitations contained in the agreements relating to our existing debt, to incur additional debt in the future. Our high degree of leverage, as well as the incurrence of additional debt, could have important consequences for our business, such as:

- making it more difficult for us to satisfy our financial obligations;

- limiting our ability to make capital investments in order to expand our business;

- limiting our ability to obtain additional debt or equity financing for working capital, capital expenditures, product development, debt service requirements, acquisitions or other purposes;

- limiting our ability to invest operating cash flow in our business and future business opportunities, because we use a substantial portion of these funds to service debt and because our covenants restrict the amount of our investments;

- limiting our ability to withstand business and economic downturns and/or placing us at a competitive disadvantage compared to our competitors that have less debt, because of the high percentage of our operating cash flow that is dedicated to servicing our debt; and

- limiting our ability to pay dividends.

If cash generated from operations is insufficient to satisfy our liquidity requirements, if we cannot service our debt, or if we fail to meet our covenants, we could have substantial liquidity problems. In those circumstances, we might have to sell assets, delay planned investments, obtain additional equity capital or restructure our debt. Depending on the circumstances at the time, we may not be able to accomplish any of these actions on favorable terms or at all.

In addition, our failure to comply with the covenants contained in our loan agreements could result in an event of default that, if not cured or waived, could result in the acceleration of all of our indebtedness.

International economic and political factors could affect demand for imports and exports, and our financial condition and results of operations could be adversely impacted as a result.

Our operations may be affected by actions of foreign governments and global or regional economic developments, including the European sovereign debt crisis. Global economic events, such as the European sovereign debt crisis, changes in foreign import/export policy, the cost of complying with environmental regulations or currency fluctuations could also affect the level of U.S. imports and exports, thereby affecting our sales. Foreign subsidies, foreign trade agreements and each country's adherence to the terms of these agreements can raise or lower demand for our products. National and international boycotts and embargoes of other countries' or U.S. imports and/or exports, together with the raising or lowering of tariff rates and an increase in non-tariff trade barriers, could affect the level of competition between our foreign competitors and us. Foreign competition has, in the past, and may, in the future, result in increased low-cost imports that drive prices downward. The World Trade Organization met in November 2001 in Doha, Qatar, where members launched new multilateral trade negotiations aimed at improving market access and substantially reducing trade-distorting domestic support. These negotiations are ongoing and may result in further agreements in the future. As of December 31, 2011, the trade-weighted tariff rate applicable to glass tableware products that are imported into the United States and are of the type we manufacture in North America was approximately 20.5 percent. However, any changes to international agreements that lower duties or improve access to U.S. markets for our competitors, particularly changes arising out of the ongoing World Trade Organization's Doha round of negotiations, could have an adverse effect on our financial condition and results of operations. As we execute our strategy of increasing the percentage of our products made in lower cost regions and increasing our volume of sales in overseas markets, our dependence on international markets and our ability to effectively manage these risks has increased and will continue to increase significantly.

Fluctuation of the currencies in which we conduct operations could adversely affect our financial condition and results of operations or reduce the cost competitiveness of our products or those of our subsidiaries.

Changes in the value, relative to the U.S. dollar, of the various currencies in which we conduct operations, including the euro, the Mexican peso and the Chinese yuan, which we refer to as the RMB, may result in significant changes in the indebtedness of our non-U.S. subsidiaries.

Currency fluctuations between the U.S. dollar and the currencies of our non-U.S. subsidiaries affect our results as reported in U.S. dollars, particularly the earnings of Libbey Mexico as expressed under GAAP, and will continue to affect our financial income and expense and our revenues from international settlements.

Major fluctuations in the value of the euro, the Mexican peso or the RMB relative to the U.S. dollar and other major currencies could also reduce the cost competitiveness of our products or those of our subsidiaries, as compared to foreign competition. For example, if the U.S. dollar appreciates against the euro, the Mexican peso or the RMB, the purchasing power of those currencies effectively would be reduced compared to the U.S. dollar, making our U.S.-manufactured products more expensive in the euro zone, Mexico and China, respectively, compared to the products of local competitors, and making products manufactured by our foreign competitors in those locations more cost-competitive with our U.S. manufactured products. An appreciation of the U.S. dollar against the euro, the Mexican peso or the RMB also would increase the cost of U.S. dollar-denominated purchases for our operations in the euro zone, Mexico and China, respectively, including raw materials. We would be forced to deduct these cost increases from our profit margin or attempt to pass them along to consumers. These fluctuations could adversely affect our results of operations and financial condition.

Our business requires us to maintain a large fixed-cost base that can affect our profitability.

The high levels of fixed costs of operating glass production plants encourage high levels of output, even during periods of reduced demand, which can lead to excess inventory levels and exacerbate the pressure on profit margins. In addition, significant portions of our selling, administrative and general expenses are fixed costs that neither increase nor decrease proportionately with sales, and a significant portion of our interest expense is fixed. Our profitability is dependent, in part, on our ability to spread fixed costs over an increasing number of products sold and shipped, and if we reduce our rate of

production our costs per unit increase, negatively impacting our gross margins. Decreased demand or the need to reduce inventories can lower our ability to absorb fixed costs and materially impact our results of operations.

We may not be able to achieve the international growth contemplated by our strategy.

Our strategy contemplates growth in international markets in which we have significantly less experience than we do in North America. Since we intend to benefit from our international initiatives primarily by expanding our sales in the local markets of other countries, our success depends on continued growth in these markets, including Europe, Latin America and Asia-Pacific.

We face intense competition and competitive pressures, which could adversely affect our results of operations and financial condition.

Our business is highly competitive, with the principal competitive factors being customer service, price, product quality, new product development, brand name, delivery time and breadth of product offerings. Advantages or disadvantages in any of these competitive factors may be sufficient to cause the customer to consider changing manufacturers.

Competitors in glass tableware include, among others:

- Arc International (a French company), which manufactures in various sites throughout the world, including France, USA, and China and distributes glass tableware worldwide to retail, foodservice and business-to-business customers;

- Paşabahçe (a unit of Şişecam, a Turkish company), which manufactures glass tableware at various sites throughout the world and sells to retail, foodservice and business-to-business customers worldwide;

- Anchor Hocking Company (a U.S. company), which manufactures and distributes glass beverageware, industrial products and bakeware primarily to retail, industrial and foodservice channels in North America;

- Bormioli Rocco Group (an Italian company), which manufactures glass tableware in Europe, where the majority of its sales are to retail and foodservice customers;

- various manufacturers in China, Europe and South America; and

- various sourcing companies.

In addition, makers of tableware produced with other materials such as plastics compete to a certain extent with glassware manufacturers.

Some of our competitors have greater financial and capital resources than we do and continue to invest heavily to achieve increased production efficiencies. Competitors may have incorporated more advanced technology in their manufacturing processes, including more advanced automation techniques. Our labor and energy costs also may be higher than those of some foreign producers of glass tableware. We may not be successful in managing our labor and energy costs, increasing output at our lower-cost manufacturing facilities or gaining operating efficiencies that may be necessary to remain competitive. In addition, our products may be subject to competition from low-cost imports that intensify the price competition we face in our markets. Finally, we may need to increase incentive payments in our marketing incentive program in order to remain competitive. Increases in these payments would adversely affect our operating margins.

Competitors in the U.S. market for ceramic dinnerware include, among others: Homer Laughlin; Oneida Ltd.; Steelite; and various sourcing companies. Competitors in metalware include, among others: Oneida Ltd.; Walco, Inc.; and various sourcing companies. In Mexico, where a larger portion of our sales are in the retail market, our primary competitors include imports from foreign manufacturers located in countries such as China, France, Italy and Colombia, as well as Vidriera Santos and Vitro Par in the candle category. Some of our competitors are privately owned and have more latitude to operate than we do as a US public company. Competitive pressures from these competitors and producers could adversely affect our results of operations and financial condition.

We conduct significant operations at our facility in Monterrey, Mexico, which could be materially adversely affected as a result of the increased levels of drug-related violence in that city.

To date, the drug-related violence in Mexico has had little effect on our operations. Since 2010, however, fighting among rival drug cartels has led to unprecedented levels of violent crime in Monterrey, Mexico despite increased law-enforcement efforts

by the Mexican government. This situation presents several risks to our operations, including, among others, that our employees may be directly affected by the violence, that our employees may elect to relocate out of the Monterrey region in order to avoid the risk of violent crime to themselves or their families, that other multi-national companies who have withdrawn their expatriate employees from their operations in the Monterrey vicinity may attempt to lure our Monterrey-based executives with tempting job offers, and that our customers may become increasingly reluctant to visit our Monterrey facility, which could delay new business opportunities and other important aspects of our business. If any of these risks materializes, our business may be materially adversely affected.

We may not be able to renegotiate collective bargaining agreements successfully when they expire; organized strikes or work stoppages by unionized employees may have an adverse effect on our operating performance.

We are party to collective bargaining agreements that cover most of our manufacturing employees. Libbey Holland's collective bargaining agreement with its unionized employees expires on July 1, 2012. The agreements with our unionized employees in Toledo, Ohio expire on September 30, 2013, and the agreement with our unionized employees in Shreveport, Louisiana expires on December 15, 2014. Libbey Mexico's collective bargaining agreements with its unionized employees have no expiration, but wages are reviewed annually and benefits are reviewed every two years. Libbey Portugal does not have a written collective bargaining agreement with its unionized employees but does have an oral agreement that is revisited annually.

We may not be able to successfully negotiate new collective bargaining agreements without any labor disruption. If any of our unionized employees were to engage in a strike or work stoppage prior to expiration of their existing collective bargaining agreements, or if we are unable in the future to negotiate acceptable agreements with our unionized employees in a timely manner, we could experience a significant disruption of operations. In addition, we could experience increased operating costs as a result of higher wages or benefits paid to union members upon the execution of new agreements with our labor unions. We also could experience operating inefficiencies as a result of preparations for disruptions in production, such as increasing production and inventories. Finally, companies upon which we are dependent for raw materials, transportation or other services could be affected by labor difficulties. These factors and any such disruptions or difficulties could have an adverse impact on our operating performance and financial condition.

In addition, we are dependent on the cooperation of our largely unionized workforce to implement and adopt Lean initiatives that are critical to our ability to improve our production efficiency. The effect of strikes and other slowdowns may adversely affect the degree and speed with which we can adopt Lean optimization objectives and the success of that program.

Our cost-reduction projects may not result in anticipated savings in operating costs.

We may not be able to achieve anticipated cost reductions. Our ability to achieve cost savings and other benefits within expected time frames is subject to many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive and other uncertainties, some of which are beyond our control. If these estimates and assumptions are incorrect, if we experience delays, or if other unforeseen events occur, our business, financial condition and results of operations could be adversely impacted.

We are subject to risks associated with operating in foreign countries. These risks could adversely affect our results of operations and financial condition.

We operate manufacturing and other facilities throughout the world. The risks associated with operating in foreign countries may have a material adverse effect on our results of operations and financial condition.

As a result of our International operations, we are subject to risks associated with operating in foreign countries, including:

- political, social and economic instability;
- war, civil disturbance or acts of terrorism;
- taking of property by nationalization or expropriation without fair compensation;
- changes in government policies and regulations;
- devaluations and fluctuations in currency exchange rates;
- imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other

payments by foreign subsidiaries;

- imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;
- ineffective intellectual property protection;
- hyperinflation in certain foreign countries;
- disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations including the U.S. Foreign Corrupt Practices Act ("FCPA");
- difficulties in staffing and managing multinational operations;
- limitations on our ability to enforce legal rights and remedies;
- potentially adverse tax consequences; and
- impositions or increase of investment and other restrictions or requirements by foreign governments.

In addition, we could be adversely affected by violations of the FCPA and similar worldwide anti-bribery laws. The FCPA and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal controls and procedures always will protect us from the reckless or criminal acts committed by our employees or agents. If we were found to be liable for FCPA violations (either due to our own acts or our inadvertence or due to the acts or inadvertence of others), we could be liable for criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.

If we have a fair value impairment in a business segment, our net earnings and net worth could be materially and adversely affected by a write-down of goodwill, intangible assets or fixed assets.

We have recorded a significant amount of goodwill, which represents the excess of cost over the fair value of the net assets of the business acquired; other identifiable intangible assets, including trademarks and trade names; and fixed assets. Impairment of goodwill, identifiable intangible assets or fixed assets may result from, among other things, deterioration in our performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products sold by our business, and a variety of other factors. Under U.S. GAAP, we are required to charge the amount of any impairment immediately to operating income. In 2011, 2010 and 2009, we did not have an impairment related to goodwill or intangible assets. During 2011, we wrote down unutilized fixed assets totaling $0.8 million. During 2010, we further wrote down the carrying value of the Syracuse land, fixed assets related to our decision to outsource our U.S. decorating business and certain after-processing equipment totaling $3.7 million. During 2009, we did not have an impairment related to fixed assets. As of December 31, 2011, we had goodwill and other identifiable intangible assets of $187.8 million and net fixed assets of $264.7 million.

We conduct an impairment analysis at least annually related to goodwill and other indefinite lived intangible assets. This analysis requires our management to make significant judgments and estimates, primarily regarding expected growth rates, the terminal value calculation for cash flow and the discount rate. We determine expected growth rates based on internally developed forecasts considering our future financial plans. We establish the terminal cash flow value based on expected growth rates, capital spending trends and investment in working capital to support anticipated sales growth. We estimate the discount rate used based on an analysis of comparable company weighted average costs of capital that considered market assumptions obtained from independent sources. The estimates that our management uses in this analysis could be materially impacted by factors such as specific industry conditions, changes in cash flow from operations and changes in growth trends. In addition, the assumptions our management uses are management's best estimates based on projected results and market conditions as of the date of testing. Significant changes in these key assumptions could result in indicators of impairment when completing the annual impairment analysis. We assess our fixed assets for possible impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We remain subject to future financial statement risk in the event that goodwill, other identifiable intangible assets or fixed assets become further impaired. For further discussion of key assumptions in our critical accounting estimates, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Estimates."

A severe outbreak, epidemic or pandemic of a contagious disease in a location where we have a facility could adversely impact our results of operations and financial condition.

Our facilities may be impacted by the outbreak of certain public health issues, including epidemics, pandemics and other contagious diseases. If a severe outbreak were to occur where we have facilities, it could adversely impact our results of operations and financial condition.

We are subject to various environmental legal requirements and may be subject to new legal requirements in the future; these requirements could have a material adverse effect on our operations.

Our operations and properties, both in the United States and abroad, are subject to extensive laws, ordinances, regulations and other legal requirements relating to environmental protection, including legal requirements governing investigation and clean-up of contaminated properties as well as water discharges, air emissions, waste management and workplace health and safety. These legal requirements frequently change and vary among jurisdictions. Compliance with these requirements, or the failure to comply with these requirements, may have a material adverse effect on operations.

We have incurred, and expect to incur, costs to comply with environmental legal requirements, including requirements limiting greenhouse gas emissions, and these costs could increase in the future. Many environmental legal requirements provide for substantial fines, orders (including orders to cease operations) and criminal sanctions for violations. Also, certain environmental laws impose strict liability and, under certain circumstances, joint and several liability on current and prior owners and operators of these sites, as well as persons who sent waste to them, for costs to investigate and remediate contaminated sites. These legal requirements may apply to conditions at properties that we presently or formerly owned or operated, as well as at other properties for which we may be responsible, including those at which wastes attributable to us were disposed. A significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine may have a material adverse effect on operations.

We have taken significant restructuring charges in the past and may need to take material restructuring charges in the future.

In the past, we have recorded restructuring charges related to involuntary employee terminations, various facility abandonments, and various other restructuring activities. We continually evaluate ways to reduce our operating expenses through new restructuring opportunities, including more effective utilization of our assets, workforce, and operating facilities. In addition, changing industry and market conditions may dictate strategic decisions to restructure some business units and discontinue others. As a result, there is a risk, which is increased during economic downturns and with expanded global operations, that we may incur material restructuring charges in the future.

If we are unable to obtain raw materials or sourced products or utilities at favorable prices, or at all, our operating performance may be adversely affected.

Sand, soda ash, lime and corrugated packaging materials are the principal materials we use. We also rely on natural gas, electricity, water and other utilities. In addition, we obtain glass tableware, ceramic dinnerware, metal flatware and hollowware from third parties. We may experience temporary shortages due to disruptions in supply caused by weather, transportation, production delays or other factors. If we experience shortages in raw materials or sourced products, we may be forced to procure sourced products or materials from alternative suppliers, and we may not be able to do so on terms as favorable as our current terms or at all. In addition, material increases in the cost of any of these items on an industry-wide basis would have an adverse impact on our operating performance and cash flows if we were unable to pass on these increased costs to our customers in a timely manner or at all.

Unexpected equipment failures may lead to production curtailments or shutdowns.

Our manufacturing processes are dependent upon critical glass-producing equipment, such as furnaces, forming machines and lehrs. This equipment may incur downtime as a result of unanticipated failures, accidents, natural disasters or other *force majeure* events. We may in the future experience facility shutdowns or periods of reduced production as a result of such failures or events. Unexpected interruptions in our production capabilities would adversely affect our productivity and results of operations for the affected period. We also may face shutdowns if we are unable to obtain enough energy in the peak demand periods.

High levels of inflation and high interest rates in China could adversely affect the operating results and cash flows of our operations there.

The annual rate of inflation in China, as measured by changes in the Consumer Price Index, has shown volatility. While inflation during 2011 was around 5.0 percent, it has steadily increased. If this trend were to continue, Libbey China's operating results and cash flows could be adversely affected, thereby adversely affecting our results of operations and financial condition.

Our pension plans are significantly underfunded and, in the future, the underfunding levels of our pension plans and our pension expense could materially increase.

Although we have closed participation in our U.S. pension and post-retirement welfare plans, many of our employees participate in, and many of our former employees are entitled to benefits under, defined benefit pension plans and post-retirement welfare plans. Over time, we have experienced periods of declines in interest rates and pension asset values. As a result, our U.S. pension plans are significantly underfunded, and our U.S. post-retirement welfare plans as well as our Mexican pension plan are entirely unfunded. Further declines in interest rates or the market value of the securities held by the plans, or certain other changes, could materially increase the underfunded status of our plans in 2012 and beyond and affect the level and timing of required contributions in 2013 and beyond. The unfunded amount of the projected benefit obligation for our U.S. and non-U.S. pension and post-retirement welfare plans was $183.9 million and $177.8 million at December 31, 2011 and December 31, 2010, respectively. We currently estimate that we will be required to make contributions to the U.S. funded pension plans of approximately $27.6 million in 2012. The current underfunded status of our pension plans will, and a further material increase in the underfunded status of the plans would, significantly increase our required contributions and pension expense, would could impair our ability to achieve or sustain future profitability and adversely affect our financial condition.

Charges related to our employee pension and postretirement welfare plans resulting from market risk and headcount realignment may adversely affect our results of operations and financial condition.

In connection with our employee pension and postretirement welfare plans, we are exposed to market risks associated with changes in the various capital markets. Changes in long-term interest rates affect the discount rate that is used to measure our obligations and related expense. Our total pension and postretirement welfare expense, including pension settlement charges, for all U.S. and non-U.S. plans was $22.9 million and $21.2 million for the fiscal years ended December 31, 2011 and 2010, respectively. We expect our total pension and postretirement welfare expense for all U.S. and non-U.S. plans to increase to $25.3 million in 2012. Volatility in the capital markets affects the performance of our pension plan asset performance and related pension expense. Based on 2011 year-end data, sensitivity to these key market risk factors is as follows:

- A change of 1 percent in the discount rate would change our total pension and postretirement welfare expense by approximately $4.5 million.

- A change of 1 percent in the expected long-term rate of return on plan assets would change total pension expense by approximately $2.4 million.

As part of our pension expense, we incurred pension settlement charges of $3.7 million during 2009. These charges were triggered by excess lump sum distributions to retirees. For further discussion of these charges, see note 9 to our Consolidated Financial Statements. To the extent that we experience additional headcount shifts or changes, we may incur further expenses related to our employee pension and postretirement welfare plans, which could have a material adverse effect on our results of operations and financial condition.

If our hedges do not qualify as highly effective or if we do not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in our earnings.

In order to mitigate the variation in our operating results due to commodity price fluctuations, we have derivative financial instruments that hedge certain commodity price risks associated with forecasted future natural gas requirements and foreign exchange rate risks associated with transactions denominated in some currencies other than the U.S. dollar. The results of our hedging practices could be positive, neutral or negative in any period depending on price changes of the hedged exposures. We account for derivatives in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 815, "Derivatives and Hedging". These derivatives qualify for hedge accounting if the hedges are highly effective and we have designated and documented contemporaneously the hedging relationships involving these derivative instruments. If our hedges do not qualify as highly effective or if we do not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges will impact our results of operations and could significantly impact our earnings.

If counterparties to our hedge agreements fail to perform, the hedge agreements would not protect us from fluctuations in certain commodity pricing.

We utilize derivative financial instruments to protect us from fluctuations in currency exchange, interest rates and the price of natural gas. The objective of the currency and natural gas agreements is to limit the fluctuations in prices paid for the underlying commodity. If the counterparties to these agreements were to fail to perform, we would no longer be protected from fluctuations in the pricing of these commodities and the impact of pricing fluctuations would impact our results of operations and financial condition.

A loss of the services of key personnel could have a material adverse effect on our business.

Our continued success depends to a large degree upon our ability to attract and retain key management executives, as well as upon a number of members of technology, operations and sales and marketing staffs. The loss of some of our key executives or key members of our operating staff, or an inability to attract or retain other key individuals, could materially adversely affect us.

We rely on increasingly complex information systems for management of our manufacturing, distribution, sales and other functions. If our information systems fail to perform these functions adequately, or if we experience an interruption in their operation, our business and results of operations could suffer.

All of our major operations, including manufacturing, distribution, sales and accounting are dependent upon our complex information systems. Our information systems are vulnerable to damage or interruption from:

- earthquake, fire, flood, hurricane and other natural disasters;
- power loss, computer systems failure, internet and telecommunications or data network failure; and
- hackers, computer viruses, software bugs or glitches.

Any damage or significant disruption in the operation of such systems or the failure of our information systems to perform as expected could disrupt our business; result in decreased sales, increased overhead costs, excess inventory and product shortages; and otherwise adversely affect our operations, financial performance and condition. We take significant steps to mitigate the potential impact of each of these risks, but there can be no assurance that these procedures would be completely successful.

We may not be able to effectively integrate future businesses we acquire or joint ventures we enter into.

Any future acquisitions that we might make or joint ventures into which we might enter are subject to various risks and uncertainties, including:

- the inability to integrate effectively the operations, products, technologies and personnel of the acquired companies (some of which may be spread out in different geographic regions) and to achieve expected synergies;
- the potential disruption of existing business and diversion of management's attention from day-to-day operations;
- the inability to maintain uniform standards, controls, procedures and policies or correct deficient standards, controls, procedures and policies, including internal controls and procedures sufficient to satisfy regulatory requirements of a public company in the United States;
- the incurrence of contingent obligations that were not anticipated at the time of the acquisitions;
- the failure to obtain necessary transition services such as management services, information technology services and others;
- the need or obligation to divest portions of the acquired companies; and
- the potential impairment of relationships with customers.

In addition, we cannot provide assurance that the integration and consolidation of newly acquired businesses or joint ventures will achieve any anticipated cost savings and operating synergies. The inability to integrate and consolidate operations and improve operating efficiencies at newly acquired businesses or joint ventures could have a material adverse effect on our business, financial condition and results of operations.

Our business requires significant capital investment and maintenance expenditures that we may be unable to fulfill.

Our operations are capital intensive, requiring us to maintain a large fixed cost base. Our total capital expenditures were $41.4 million and $28.2 million for the years ended December 31, 2011 and 2010, respectively.

Our business may not generate sufficient operating cash flow and external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures.

Natural gas, the principal fuel we use to manufacture our products, is subject to fluctuating prices that could adversely affect our results of operations and financial condition.

Natural gas is the primary source of energy in most of our production processes. We do not have long-term contracts for natural gas and therefore are subject to market variables and widely fluctuating prices. Consequently, our operating results are strongly linked to the cost of natural gas. As of December 31, 2011, we had fixed price contracts in place for approximately 58.6 percent of our estimated 2012 natural gas needs with respect to our North American manufacturing facilities and approximately 15.6 percent of our estimated 2012 natural gas needs with respect to our International manufacturing facilities. In some countries in which we operate, including China, our ability to put fixed priced contracts in place is limited. For the years ended December 31, 2011 and 2010, we spent $42.9 million and $47.3 million, respectively, on natural gas. We have no way of predicting to what extent natural gas prices will rise in the future. To the extent that we are not able to offset increases in natural gas prices, such as by passing along the cost to our customers, these increases could adversely impact our margins and operating performance.

If our investments in new technology and other capital expenditures do not yield expected returns, our results of operations could be reduced.

The manufacture of our tableware products involves the use of automated processes and technologies. We designed much of our glass tableware production machinery internally and have continued to develop and refine this equipment to incorporate advancements in technology. We will continue to invest in equipment and make other capital expenditures to further improve our production efficiency and reduce our cost profile. To the extent that these investments do not generate targeted levels of returns in terms of efficiency or improved cost profile, our financial condition and results of operations could be adversely affected.

Our failure to protect our intellectual property or prevail in any intellectual property litigation could materially and adversely affect our competitive position, reduce revenue or otherwise harm our business.

Our success depends in part on our ability to protect our intellectual property rights. We rely on a combination of patent, trademark, copyright and trade secret laws, licenses, confidentiality and other agreements to protect our intellectual property rights. However, this protection may not be fully adequate. Our intellectual property rights may be challenged or invalidated, an infringement suit by us against a third party may not be successful and/or third parties could adopt trademarks similar to our own. In particular, third parties could design around or copy our proprietary furnace, manufacturing and mold technologies, which are important contributors to our competitive position in the glass tableware industry. We may be particularly susceptible to these challenges in countries where protection of intellectual property is not strong. In addition, we may be accused of infringing or violating the intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in costly litigation and divert the efforts of our personnel. Our failure to protect our intellectual property or prevail in any intellectual property litigation could materially and adversely affect our competitive position, reduce revenue or otherwise harm our business.

Devaluation or depreciation of, or governmental conversion controls over, the foreign currencies in which we operate could affect our ability to convert the earnings of our foreign subsidiaries into U.S. dollars.

Major devaluation or depreciation of the Mexican peso could result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Libbey Mexico's peso earnings into U.S. dollars and other currencies upon which we will rely in part to satisfy our debt obligations. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future. Restrictive exchange rate policies could adversely affect our results of operations and financial condition.

In addition, the government of China imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in the availability of foreign currency may restrict the ability of

Libbey China to remit sufficient foreign currency to make payments to us. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB are to be converted into foreign currencies and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. In the future, the Chinese government could institute restrictive exchange rate policies for current account transactions. These policies could adversely affect our results of operations and financial condition.

We are involved in litigation from time to time in the ordinary course of business.

We are involved in various routine legal proceedings arising in the ordinary course of our business. We do not consider any pending legal proceeding as material. However, we could be adversely affected by legal proceedings in the future, including product liability claims related to the products we manufacture.

Our products are subject to various health and safety requirements and may be subject to new health and safety requirements in the future; these requirements could have a material adverse effect on our operations.

Our products are subject to certain legal requirements relating to health and safety. These legal requirements frequently change and vary among jurisdictions. Compliance with these requirements, or the failure to comply with these requirements, may have a material adverse effect on our operations. If any of our products becomes subject to new regulations, or if any of our products becomes specifically regulated by additional governmental or other regulatory entities, the cost of compliance could be material. For example, the U.S. Consumer Product Safety Commission, or CPSC, regulates many consumer products, including glass tableware products that are externally decorated with certain ceramic enamels. New regulations or policies by the CPSC could require us to change our manufacturing processes, which could materially raise our manufacturing costs. In addition, such new regulations could reduce sales of our glass tableware products. Furthermore, a significant order or judgment against us by any such governmental or regulatory entity relating to health or safety matters, or the imposition of a significant fine relating to such matters, may have a material adverse effect on our operations.

Increasing legal and regulatory complexity will continue to affect our operations and results in potentially material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that affect our operations and results in ways that potentially may be material. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has increased our cost of doing business. In developing markets, including in China, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face and must manage are the following:

- The cost, compliance and other risks associated with the often conflicting and highly prescriptive regulations we face, especially in the United States, where inconsistent standards imposed by local, state and federal authorities can increase our exposure to litigation or governmental investigations or proceedings;
- The impact of new, potential or changing regulation that can affect our business plans, such as those relating to the content and safety of our products, as well as the risks and costs of our labeling and other disclosure practices;
- The risks and costs to us and our supply chain of increased focus by U.S. and overseas governmental authorities and non-governmental organizations on environmental matters, such as climate change, the reduction of greenhouse gases and water consumption, including as a result of initiatives that effectively impose a tax on carbon emissions;
- The impact of litigation trends, particularly in our major markets; the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings; and the cost and other effects of settlements or judgments, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products;
- Adverse results of pending or future litigation, including litigation relating to our products;
- The increasing costs and other effects of compliance with U.S. and overseas regulations affecting our workforce and labor practices, including regulations relating to wage and hour practices, immigration, healthcare, retirement and other employee benefits and unlawful workplace discrimination;
- The cost and disruption of responding to governmental audits, investigations or proceedings (including audits of abandoned and unclaimed property, tax audits and audits of pension plans and our compliance with wage and hour laws), whether or not they have merit, and the cost to resolve or contest the results of any such governmental audits,

investigations or proceedings;

- The legal and compliance risks associated with information technology, such as the costs of compliance with privacy, consumer protection and other laws, the potential costs associated with alleged security breaches (including the loss of consumer confidence that may result and the risk of criminal penalties or civil liability to consumers or employees whose data is alleged to have been collected or used inappropriately) and potential challenges to the associated intellectual property rights or to our use of that intellectual property; and
- The impact of changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, changes in tax accounting or tax laws (or authoritative interpretations relating to any of these matters), and the impact of settlements of pending or any future adjustments proposed by the IRS or other taxing authorities in connection with our tax audits, all of which will depend on their timing, nature and scope.

Product liability claims or product recalls could adversely affect the Company's financial results or harm its reputation or the value of its brands.

Claims for losses or injuries purportedly caused by our products arise in the ordinary course of our business. In addition to the risk of monetary judgments, product liability claims could result in negative publicity that could harm our reputation in the marketplace, adversely impact the value of our brands, or result in an increase in the cost or producing our products. We also could be required to recall potentially defective products, which could result in adverse publicity and significant expenses. Although we maintain product liability insurance coverage, potential product liability claims are subject to a self-insured retention or could be excluded under the terms of the policy.

Our ability to recognize the benefit of deferred tax assets is dependent upon future taxable income and the timing of temporary difference reversals.

We recognize the expected future tax benefit from deferred tax assets when realization of the tax benefit is considered more likely than not. Otherwise, a valuation allowance is applied against deferred tax assets. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income and the timing of reversals of temporary differences. To the extent that these factors differ significantly from estimates, our ability to realize the deferred tax assets could be impacted. Additionally, future changes in tax laws could impact our ability to obtain the future tax benefits represented by our deferred tax assets. As of December 31, 2011, our current and long-term deferred tax assets were $15.9 million and $104.2 million, respectively.

We are subject to complex corporate governance, public disclosure and accounting requirements to which our competitors are not subject.

We are subject to changing rules and regulations of federal and state government, as well as the stock exchange on which our common stock is listed. These entities, including the Public Company Accounting Oversight Board ("PCAOB"), the Securities and Exchange Commission ("SEC") and the NYSE Amex exchange, have issued a significant number of new and increasingly complex requirements and regulations over the course of the last several years and continue to develop additional regulations and requirements in response to laws enacted by the U.S. Congress. For example, the Sarbanes-Oxley Act of 2002 and the rules and regulations subsequently implemented by the SEC and the PCAOB, imposed and may impose further compliance burdens and costs on us. Also, in July 2010, the Dodd-Frank Wall Street Reform and Protection Act (the "Dodd-Frank Act") was signed into law. The Dodd-Frank Act includes significant corporate governance and executive compensation-related provisions that require the SEC to adopt additional rules and regulations in these areas. Our efforts to comply with new requirements of law and regulation are likely to result in an increase in expenses and a diversion of management's time from other business activities. Also, those laws, rules and regulations may make it more difficult and expensive for us to attract and retain key employees and directors and to maintain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage.

Our competitors generally are not subject to these rules and regulations, because they do not have securities that are publicly traded on a U.S. securities exchange. As a result, our competitors generally are not subject to the risks identified above. In addition, the public disclosures that we are required to provide pursuant to these rules and regulations may furnish our competitors with greater competitive information regarding our operations and financial results than we are able to obtain regarding their operations and financial results, thereby placing us at a competitive disadvantage.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

At December 31, 2011 we occupied the following square footage at plants and warehouse/distribution facilities:

	Glass Operations		Other Operations	
Location	**Owned**	**Leased**	**Owned**	**Leased**
Toledo, Ohio:				
Manufacturing	733,800	—		
Warehousing/Distribution	713,100	408,200		
Shreveport, Louisiana:				
Manufacturing	525,000	—		
Warehousing/Distribution	166,000	646,000		
Monterrey, Mexico:				
Manufacturing	534,000	160,000		
Warehousing/Distribution	228,000	575,000		
Leerdam, Netherlands:				
Manufacturing	141,000	—		
Warehousing/Distribution	127,000	442,000		
Laredo, Texas:				
Warehousing/Distribution	149,000	126,500		
West Chicago, Illinois:				
Warehousing/Distribution			—	249,000
Marinha Grande, Portugal:				
Manufacturing	217,000	—		
Warehousing/Distribution	193,000	—		
Langfang, China:				
Manufacturing	195,000	—		
Warehousing/Distribution	232,000	—		

These facilities have an aggregate floor space of 6.8 million square feet. We own approximately 61 percent and lease approximately 39 percent of this floor space. In addition to the facilities listed above, our headquarters (Toledo, Ohio), some warehouses (various locations), sales offices (various locations), showrooms (in Toledo, Ohio and New York) and various outlet stores are located in leased space. We also utilize various warehouses as needed on a month-to-month basis.

All of our principal facilities are currently being utilized for their intended purpose. In the opinion of management, all of these facilities are well maintained and adequate for our planned operational requirements.

Item 3. Legal Proceedings

We are involved in various routine legal proceedings arising in the ordinary course of our business. No pending legal proceeding is deemed to be material.

Item 4. Reserved

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Common Stock and Dividends

Libbey Inc. common stock is listed for trading on the NYSE Amex exchange under the symbol **LBY.** The price range for the Company's common stock as reported by the NYSE Amex exchange and dividends declared for our common stock were as follows:

	2011			2010		
	Price Range		Cash Dividend Declared	Price Range		Cash Dividend Declared
	High	Low		High	Low	
First Quarter	$ 18.42	$ 14.36	$—	$ 14.25	$ 7.23	$—
Second Quarter	$ 17.42	$ 14.01	$—	$ 15.00	$ 12.15	$—
Third Quarter	$ 16.82	$ 10.39	$—	$ 14.03	$ 9.88	$—
Fourth Quarter	$ 13.35	$ 9.47	$—	$ 15.47	$ 12.36	$—

The closing market price of our common stock on March 1, 2012 was $12.97 per share.

On March 1, 2012, there were 873 registered common shareholders of record. We paid a regular quarterly cash dividend from the time of Initial Public Offering in 1993 until we suspended the dividend in February 2009. The declaration of future dividends is within the discretion of the Board of Directors of Libbey and depends upon, among other things, business conditions, earnings and the financial condition of Libbey.

Comparison of Cumulative Total Returns

The graph below compares the total stockholder return on our common stock to the cumulative total return for the Russell 2000 Index ("Russell 2000"), a small-cap index, and the Standard & Poor's Housewares & Specialties Index, a capitalization-weighted index that measures the performance of the housewares sector of the Standard & Poor's SmallCap Index. We selected the Housewares & Specialties Index because there are no other glass tableware manufacturers with stock that is publicly traded in the U.S. The indices reflect the year-end market value of an investment in the stock of each company in the index, including additional shares assumed to have been acquired with cash dividends, if any.

The graph assumes a $100 investment in our common stock on January 1, 2006, and also assumes investments of $100 in each of the Russell 2000, and the Housewares & Specialties Index, respectively, on January 1, 2006. The value of these investments on December 31 of each year from 2006 through 2011 is shown in the table below the graph.

TOTAL SHAREHOLDER RETURN


Comparison of Cumulative Five Year Total Return
$200
$150
$100
$50
$0
2006
2007
2008
2009
2010
2011
Libbey Inc.
Russell 2000 Index
S&P 600 Housewares & Specialties

Company/Index	Annual Return Percentage for the Year Ended				
	Dec 2007	Dec 2008	Dec 2009	Dec 2010	Dec 2011
Libbey Inc.	29.12	(92.00)	512.00	102.22	(17.65)
Russel 2000 Index	(1.57)	(33.79)	27.17	26.85	(4.18)
S&P 600 Housewares & Specialties	8.57	(40.75)	52.97	(6.53)	69.34

Company/Index	Base Period Dec 2006	Indexed Returns Years Ending				
		Dec 2007	Dec 2008	Dec 2009	Dec 2010	Dec 2011
Libbey Inc.	**100**	129.12	10.33	63.19	127.79	105.24
Russell 2000 Index	**100**	98.43	65.18	82.89	105.14	100.75
S&P 600 Housewares & Specialties	**100**	108.57	64.33	98.40	91.97	155.75

Equity Compensation Plan Information

Following are the number of securities and weighted average exercise price thereof under our compensation plans approved and not approved by security holders as of December 31, 2011:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	1,625,706	$ 14.63	1,322,110
Equity compensation plans not approved by security holders	—	—	—
Total	1,625,706	$ 14.63	1,322,110

Issuer Purchases of Equity Securities

Following is a summary of the 2011 fourth quarter activity in our share repurchase program:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(1)
October 1 to October 31, 2011	—	—	—	1,000,000
November 1 to November 30, 2011	—	—	—	1,000,000
December 1 to December 31, 2011	—	—	—	1,000,000
Total	—	—	—	1,000,000

(1) We announced on December 10, 2002, that our Board of Directors authorized the purchase of up to 2,500,000 shares of our common stock in the open market and negotiated purchases. There is no expiration date for this plan. In 2003, 1,500,000 shares of our common stock were purchased for $38.9 million. No additional shares were purchased from 2004 through the year ended December 31, 2011. Our ABL Facility and the indentures governing the Senior Secured Notes significantly restrict our ability to repurchase additional shares.

Item 6. Selected Financial Data

Information with respect to Selected Financial Data is incorporated by reference to our 2011 Annual Report to Shareholders.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This document and supporting schedules contain statements that are not historical facts and constitute projections, forecasts or

forward-looking statements. For a description of the forward-looking statements and risk factors that may affect our performance, see the "Risk Factors" section above.

Additionally, for an understanding of the significant factors that influenced our performance during the past three years, the following should be read in conjunction with the audited Consolidated Financial Statements and Notes.

General Overview

Headquartered in Toledo, Ohio, Libbey has the largest manufacturing, distribution and service network among glass tableware manufacturers in the Western Hemisphere and is one of the largest glass tableware manufacturers in the world. Our product portfolio consists of an extensive line of high quality, machine-made glass tableware, including casual glass beverageware, in addition to ceramic dinnerware, metal flatware, hollowware and serveware. We sell our products to foodservice, retail, and business-to-business customers in over 100 countries, with our sales to customers within North America accounting for approximately 73 percent of our total sales. We are the largest manufacturer and marketer of casual glass beverageware in North America for the foodservice and retail channels. Additionally, we believe we are a leading manufacturer and marketer of casual glass beverageware in Europe and have a growing presence in Asia.

At the beginning of 2011, we reorganized in order to achieve a global view of our business. As a result, we consolidated our geographical regions and moved to two operating segments: Glass Operations and Other Operations. These operating segments are defined as follows:

Glass Operations—includes worldwide sales of manufactured and sourced glass tableware and other glass products from domestic and international subsidiaries.

Other Operations—includes worldwide sales of sourced ceramic dinnerware, metal tableware, hollowware and serveware and plastic items. Plastic items were sold through April 28, 2011.

When discussing sales by region throughout this section, region is defined as our sales force's regional sales accountability. This definition is used beginning in 2011, and prior year sales by region have been recomputed using this new definition.

Executive Overview

Economic market conditions continued to be challenging during 2011, and we expect them to remain challenging, in particular in the U.S. and Europe. Despite these economic conditions and the April 2011 sale of substantially all of the assets of Traex, our net sales grew 2.2 percent to $817.1 million in 2011, compared to net sales of $799.8 million in 2010. We achieved a number of sales highlights in 2011. Among them are the following:

- 2011 net sales of $817.1 million represent an all-time high for the Company, surpassing our previous best in 2007.
- Our China sales region had net sales growth of 56.3 percent.
- Our European sales region had net sales growth of 7.7 percent.
- We continue to have the leading U.S. retail market share for casual beverageware. According to 2011 NPD Group Retail Tracking Services, we have approximately 47 percent of the causal beverageware market in the U.S. retail channel.

Our Adjusted EBITDA for 2011 was $113.1 million, compared to $115.0 million during 2010. Included in Adjusted EBITDA is EBITDA related to Traex of $0.8 million in 2011 and $2.9 million in 2010. Excluding EBITDA related to Traex from both years would result in Adjusted EBITDA of $112.3 million in 2011, compared to $112.1 million in 2010. We sold substantially all the assets of Traex in April 2011.

Working capital (defined as net accounts receivable and inventory less accounts payable) was $175.1 million at December 31, 2011, compared to $181.2 million at December 31, 2010. Working capital as a percent of sales was 21.4 percent, an all time record low for any quarter, as compared to 22.6 percent at December 31, 2010.

During 2011, we continued to improve our leverage by reducing our gross debt by $52.5 million. On March 25, 2011, we redeemed an aggregate principal amount of $40.0 million of our Senior Secured Notes due 2015. In addition, we prepaid 70.0 million RMB (approximately $11.0 million) on our loan in China (this amount was not due until 2012) and we repaid €2.2 million (approximately $2.8 million) on our loan in Portugal.

Results of Operations

The following table presents key results of our operations for the years 2011, 2010 and 2009:

Year ended December 31, (dollars in thousands, except percentages and per-share amounts)	2011	2010	2009
Net sales	$ 817,056	$ 799,794	$ 748,635
Gross profit [(2)]	$ 168,739	$ 168,013	$ 133,145
Gross profit margin	*20.7%*	*21.0%*	*17.8 %*
Income from operations (IFO) [(2)(3)]	$ 63,475	$ 68,821	$ 36,614
IFO margin	*7.8%*	*8.6%*	*4.9 %*
Earnings before interest and income taxes (EBIT)[(1)(2)(3)(4)]	$ 68,703	$ 126,839	$ 40,667
EBIT margin	*8.4%*	*15.9%*	*5.4 %*
Earnings before interest, taxes, depreciation and amortization (EBITDA)[(1)(2)(3)(4)]	$ 110,891	$ 167,954	$ 83,833
EBITDA margin	*13.6%*	*21.0%*	*11.2 %*
Adjusted EBITDA[(1)]	$ 113,089	$ 114,958	$ 90,141
Adjusted EBITDA margin	*13.8%*	*14.4%*	*12.0 %*
Net income (loss) [(2)(3)(4)]	$ 23,641	$ 70,086	$ (28,788)
Net income (loss) margin	*2.9%*	*8.8%*	*(3.8)%*
Diluted net income (loss) per share	$ 1.14	$ 3.51	$ (1.90)

(1) *We believe that EBIT, EBITDA and Adjusted EBITDA, non-GAAP financial measures, are useful metrics for evaluating our financial performance, as they are measures that we use internally to assess our performance. For a reconciliation from net income (loss) to EBIT, EBITDA, and Adjusted EBITDA, see the "Adjusted EBITDA" sections below in the Discussion of Results of Operations and the reasons we believe these non-GAAP financial measures are useful.*

(2) *2011 includes a $1.8 million accrual for an on-going unclaimed property audit, a $0.8 million write-down of unutilized fixed assets in our Glass Operations segment and $0.2 million of restructuring charges. 2010 includes fixed asset write-downs of $2.7 million related to after processing equipment in our Glass Operations segment and $0.6 million related to the closure of the decorating operations at our Shreveport manufacturing facility, net of a $0.9 million insurance claim recovery. 2009 includes $2.0 million related to the closing of our Syracuse China manufacturing facility and our Mira Loma distribution center. (See notes 5, 7 and 18 to the Consolidated Financial Statements.)*

(3) *In addition to item (2) above, 2011 includes $2.7 million of CEO transition expenses, ($1.7 million of non-cash charges related to accelerated vesting of previously issued equity compensation, with the remainder related to relocation expenses, search fees and other), $0.9 million for an on-going unclaimed property audit, $1.1 million for severance, offset by an equipment credit of $0.8 million and a restructuring credit of $0.3 million related to the closure of the decorating operations at our Shreveport manufacturing facility. 2010 includes a charge of $1.0 million related to our secondary stock offering, restructuring charges of $1.1 million related to the closure of our Syracuse, New York, manufacturing facility and our Mira Loma, California distribution center, and a $0.7 million write off of the decorating assets at our Shreveport manufacturing facility. 2009 includes restructuring charges of $1.6 million related to the closing of our Syracuse China manufacturing facility and our Mira Loma distribution center and $3.2 million related to pension settlement charges. (See notes 5, 6, 7, 9 and 18 to the Consolidated Financial Statements.)*

(4) *In addition to item (3) above, 2011 includes a net gain of $3.4 million related to the gain on the sale of substantially all of the assets of Traex, income of $3.4 million related to the gain on the sale of land at our Libbey Holland facility, a loss of $2.8 million related to the redemption of $40.0 million of Senior Secured Notes and an equipment credit of $0.2 million. 2010 includes income of $58.3 million related to the gain on redemption of the New PIK Notes and restructuring charges of $0.1 million related to the closure of our Syracuse China manufacturing facility and our Mira Loma distribution center. 2009 includes $0.2 million of restructuring charges related to the closure of our Syracuse China manufacturing facility and our Mira Loma distribution center. (See notes 5, 6, 7 and 17 to the Consolidated Financial Statements).*

Discussion of 2011 vs. 2010 Results of Operations

Net Sales

For the year ended December 31, 2011, net sales increased 2.2 percent to $817.1 million, compared to $799.8 million in the prior year. The increase in net sales was attributable to increased sales in our Glass Operations segment, partially offset by a sales decline in our Other Operations segment.

The following table summarizes net sales by operating segment:

Year ended December 31, (dollars in thousands)	2011	2010
Glass Operations	$ 746,581	$ 717,576
Other Operations	71,183	82,783
Eliminations	(708)	(565)
Consolidated	$ 817,056	$ 799,794

Net Sales — Glass Operations

Net sales in the Glass Operations segment were $746.6 million, an increase of 4.0 percent (2.6 percent excluding the impact of currency on net sales), compared to $717.6 million in 2010. Primary contributors to the increased net sales were a 56.3 percent increase in net sales within our China sales region (49.3 percent excluding the impact of currency), an 8.3 percent increase in net sales within our European sales region (3.0 percent increase excluding the Euro effect), and a 6.8 percent increase in net sales within our International sales region, compared to the prior year. The increase in our China sales region is the result of our change in our go-to market strategy in the domestic Chinese market. The increase in the European and International sales regions is the result of a more favorable mix of products. Net sales within our Mexico sales region were flat and, excluding the currency impact, decreased 1.9 percent compared to the prior year. The decline is the result of decreased sales within our business to business channel, general economic conditions and a variety of other factors that have been resolved (including raw material contamination, mix shifts and delays in shipments). Overall net sales within our U.S. and Canadian sales region increased 1.8 percent in 2011. Net sales to U.S. and Canadian foodservice glassware customers increased 2.0 percent, and net sales to U.S. and Canadian retail customers increased 2.7 percent. The increase in the U.S. and Canadian foodservice and retail channels are from increased shipments. Net sales to U.S. and Canadian business to business customers were flat compared to the prior year due to a less favorable product mix sold.

Net Sales — Other Operations

Net sales in the Other Operations segment were $71.2 million, compared to $82.8 million in the prior year, a decrease of 14.0 percent. The decline in net sales in the Other Operations segment is attributable to a $11.3 million decline in net sales of Traex® products compared to the prior year, a 1.7 percent decrease in net sales of Syracuse® China products and flat net sales to World Tableware customers. The decrease in net sales of Traex® products in 2011 is a result of the sale of substantially all of the assets of Traex in late April 2011. The decline in net sales of Traex® products accounted for the majority of the $11.6 million decrease in net sales for Other Operations. The flat net sales to World Tableware customers were a result of an unfavorable mix of products sold. The decline in net sales of Syracuse® China products was the result of lower shipments in 2011 compared to 2010.

Gross Profit

For the year ended December 31, 2011, gross profit increased by $0.7 million, or 0.4 percent, to $168.7 million, compared to $168.0 million in the prior year. Gross profit as a percentage of net sales decreased to 20.7 percent, compared to 21.0 percent in the prior year. In 2011, we sold substantially all of the assets of Traex. This resulted in a reduction of gross profit compared to 2010 of $1.7 million. The improvement in net sales, excluding the effects of currency, had a positive impact of $6.9 million ($18.2 million excluding the impact of Traex). In addition, natural gas costs were reduced by $4.6 million. Offsetting these favorable items was a decrease in production activity, net of volume-related production and sales cost of $4.0 million ($9.7 million excluding the impact of Traex), excluding the impact of currency. There were also increases in costs of goods sold of $10.1 million related to freight costs, direct materials (primarily packaging), pension expense, repair and maintenance expense and depreciation expense. The increase in freight costs is primarily the result of increased diesel fuel costs. Additional reductions to gross profit were the result of a non-cash charge for ongoing unclaimed property audits of $1.8 million and a $0.8 million write-down of unutilized equipment in our Glass Operations segment. In 2010, gross profit was affected by the $2.7 million write-down of certain after-processing equipment and a $0.6 million charge related to the closure of the decorating operations at our Shreveport manufacturing facility recorded in our Glass Operations segment, offset by a $0.9 million insurance claim recovery.

Income From Operations

Income from operations for the year ended December 31, 2011 decreased $5.3 million, to $63.5 million, compared to $68.8 million in the prior year. Income from operations as a percentage of net sales was 7.8 percent for the year ended December 31, 2011, compared to 8.6 percent in the prior year. The decrease in income from operations is a result of gross profit fluctuations (discussed above) and a $8.2 million increase in selling, general and administrative expenses. Of the increase in selling, general and administrative expense, $2.7 million is attributable to CEO transition expenses (of which $1.7 million is a non-cash charge related to accelerated vesting of previously issued equity compensation), $1.1 million is attributable to severance, $1.1 million represents the impact of unfavorable foreign currency translation, $1.0 million is the result of increased labor and benefits, $0.9 million is a non-cash charge for unclaimed property audits, $0.8 million is additional legal and professional fees (which includes $1.3 million of consulting fees for strategic planning), and $0.5 million is attributable to increased research and development expenses. 2010 included $1.0 million in fees related to the secondary stock offering within selling, general and administrative expense. Included in special charges in 2010 were $1.8 million of restructuring charges related to the closure of our Syracuse, New York, manufacturing facility, our Mira Loma, California distribution center and the decorating operations at our Shreveport manufacturing facility.

Earnings Before Interest and Income Taxes (EBIT)

EBIT for the year ended December 31, 2011 decreased by $58.1 million, or 45.8 percent, to $68.7 million in 2011 from $126.8 million in 2010. EBIT as a percentage of net sales decreased to 8.4 percent in 2011, compared to 15.9 percent in the prior year. EBIT for 2010 included a $58.3 million gain on redemption of debt, net of certain transaction expenses. See note 6 for a further discussion of this gain. Other income increased by $8.3 million in 2011 compared to 2010 due to the $3.4 million gain on the sale of substantially all of the assets of Traex, the $3.4 million gain on the sale of land at Libbey Holland, and a favorable fluctuation on hedging activities of $1.1 million.

Segment EBIT

The following table summarizes Segment EBIT(1) by operating segments:

Year ended December 31, (dollars in thousands)	2011	2010
Glass Operations	$ 96,716	$ 94,745
Other Operations	$ 11,974	$ 14,902

(1) *Segment EBIT represents earnings before interest and taxes and excludes amounts related to certain items we consider not representative of ongoing operations as well as certain retained corporate costs. See note 19 to the Consolidated Financial Statements for reconciliation of Segment EBIT to net income.*

Segment EBIT — Glass Operations

Segment EBIT increased to $96.7 million in 2011, compared to $94.7 million in 2010. Segment EBIT as a percentage of net sales decreased to 13.0 percent in 2011, compared to 13.2 percent in 2010. The primary drivers of the $2.0 million increase in Segment EBIT were an $18.7 million increase in net sales resulting from higher volumes and more favorable mix, excluding the effect of currency. In addition, natural gas costs were reduced by $4.6 million. Offsetting these favorable items was a decrease in production activity, net of volume related production and sales cost of $7.6 million, excluding the impact of currency. In addition, there were increases in cost of goods sold of $12.4 million related to freight costs, direct materials (primarily packaging), repairs and maintenance expense, labor and benefit expense, depreciation expense, rent expense and research and development expense. The increase in freight costs is primarily the result of increased diesel fuel costs. In 2011, there was a $1.1 million unfavorable currency impact, resulting primarily from changes in the value of the Mexican peso and the euro.

Segment EBIT — Other Operations

Segment EBIT decreased by $2.9 million, or 19.6 percent, to $12.0 million for the year ended December 31, 2011, compared to $14.9 million in the prior year. Segment EBIT as a percentage of net sales decreased to 16.8 percent for the year ended December 31, 2011, compared to 18.0 percent in the prior year. The key contributors to the decreased Segment EBIT were the reduction of $0.6 million of Segment EBIT as a result of the sale of substantially all of the assets of Traex and an unfavorable mix of sales of $2.6 million.

Earnings Before Interest, Taxes, Depreciation & Amortization (EBITDA)

EBITDA decreased by $57.1 million in 2011, to $110.9 million, compared to $168.0 million in 2010. As a percentage of net sales, EBITDA decreased to 13.6 percent in 2011, from 21.0 percent in 2010. The key contributors to the decrease in EBITDA were those factors discussed above under EBIT.

Adjusted EBITDA

Adjusted EBITDA decreased by $1.9 million in 2011, to $113.1 million, compared to $115.0 million (which included a $2.9 million contribution related to Traex) in 2010. As a percentage of net sales, Adjusted EBITDA was 13.8 percent for 2011, compared to 14.4 percent in 2010. The key contributors to the decrease in Adjusted EBITDA were those factors discussed above under EBITDA and the elimination of the special items noted below in the reconciliation of net income to EBIT, EBITDA and Adjusted EBITDA.

Year ended December 31, (dollars in thousands)	2011	2010
Net income	$ 23,641	$ 70,086
Add: Interest expense	43,419	45,171
Add: Provision for income taxes	1,643	11,582
Earnings before interest and income taxes (EBIT)	68,703	126,839
Add: Depreciation and amortization	42,188	41,115
Earnings before interest, taxes, deprecation and amortization (EBITDA)	110,891	167,954
Add: Special items before interest and taxes:		
Loss (gain) on redemption of debt (see note 6) [(1)]	2,803	(58,292)
Facility closure charges (see note 7) [(2)]	(84)	2,498
Fixed asset write-down (see note 5) [(3)]	817	2,696
Gain on sale of land at Libbey Holland facility	(3,445)	—
Gain on sale of Traex (see note 17)	(3,418)	—
Abandoned property (see note 18)	2,719	—
CEO transition expenses	2,722	—
Severance	1,105	—
Equipment credit	(1,021)	—
Expenses of secondary stock offering (see note 6) [(4)]	—	1,047
Insurance claim recovery	—	(945)
Adjusted EBITDA	$ 113,089	$ 114,958

(1) *Loss (gain) on redemption of debt relates to the write-off of finance fees, discounts and a call premium on the redemption of $40.0 million of the Senior Secured Notes in March 2011 and the net gain recorded upon redeeming $80.4 million of New PIK notes, repurchasing $306.0 million of floating rate notes and writing off finance fees, discounts and a call premium on the floating rate notes in February 2010.*

(2) *Facility closure charges are related to the closure of our Syracuse, New York ceramic dinnerware manufacturing facility, our Mira Loma, California distribution center and the decorating operations at our Shreveport manufacturing facility.*

(3) *Fixed asset impairment charges are related to unutilized fixed assets in our Glass Operations segment.*

(4) *Equity offering fees are related to the secondary stock offering completed in August, 2010, for which we received no proceeds.*

We sometimes refer to data derived from consolidated financial information but not required by GAAP to be presented in financial statements. Certain of these data are considered "non-GAAP financial measures" under Securities and Exchange Commission (SEC) Regulation G. We believe that non-GAAP data provide investors with a more complete understanding of underlying results in our core business and trends. In addition, we use non-GAAP data internally to assess performance. Although we believe that the non-GAAP financial measures presented enhance investors' understanding of our business and performance, these non-GAAP measures should not be considered an alternative to GAAP.

We define EBIT as net income before interest expense and income taxes. The most directly comparable U.S. GAAP financial measure is net income (loss).

We believe that EBIT is an important supplemental measure for investors in evaluating operating performance in that it provides insight into company profitability. Libbey's senior management uses this measure internally to measure profitability. EBIT also allows for a measure of comparability to other companies with different capital and legal structures, which accordingly may be subject to different interest rates and effective tax rates.

The non-GAAP measure of EBIT does have certain limitations. It does not include interest expense, which is a necessary and

ongoing part of our cost structure resulting from debt incurred to expand operations. Because this is a material and recurring item, any measure that excludes it has a material limitation. EBIT may not be comparable to similarly titled measures reported by other companies.

We define EBITDA as net income before interest expense, income taxes, depreciation and amortization. The most directly comparable U.S. GAAP financial measure is net income (loss).

We believe that EBITDA is an important supplemental measure for investors in evaluating operating performance in that it provides insight into company profitability and cash flow. Libbey's senior management uses this measure internally to measure profitability and to set performance targets for managers. It also has been used regularly as one of the means of publicly providing guidance on possible future results. EBITDA also allows for a measure of comparability to other companies with different capital and legal structures, which accordingly may be subject to different interest rates and effective tax rates, and to companies that may incur different depreciation and amortization expenses or impairment charges.

The non-GAAP measure of EBITDA does have certain limitations. It does not include interest expense, which is a necessary and ongoing part of our cost structure resulting from debt incurred to expand operations. EBITDA also excludes depreciation and amortization expenses. Because these are material and recurring items, any measure that excludes them has a material limitation. EBITDA may not be comparable to similarly titled measures reported by other companies.

We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted EBITDA internally to measure profitability and to set performance targets for managers.

Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

- *Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;*
- *Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;*
- *Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;*
- *Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;*
- *Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and*
- *Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.*

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

Net Income and Diluted Net Income Per Share

We recorded net income of $23.6 million, or $1.14 per diluted share, in 2011, compared to $70.1 million, or $3.51 per diluted share, in 2010. Net income as a percentage of net sales was 2.9 percent in 2011, compared to 8.8 percent in the prior year. The reduction in net income and diluted net income per share is generally due to the factors discussed in EBIT above, a $1.8 million reduction in interest expense, and a $9.9 million decrease in the provision for income taxes. The reduction in interest expense is primarily the result of the $40.0 million debt repayment completed in March 2011. The effective tax rate was 6.5 percent for 2011 compared to 14.2 percent in 2010. The effective tax rate was influenced by exchange rate losses in the current year on the revaluation of non-peso liabilities, jurisdictions with recorded valuation allowances, changes in the mix of earnings in countries with differing statutory tax rates and changes in accruals related to uncertain tax positions.

Discussion of 2010 vs. 2009 Results of Operations

Net Sales

For the year ended December 31, 2010, net sales increased 6.8 percent to $799.8 million, compared to $748.6 million in 2009. The increase in net sales was attributable to increased sales of $51.4 million in our Glass Operations in 2010 to $717.6 million, partially offset by slightly decreased sales of $0.4 million in our Other Operations segment to $82.8 million. Details of net sales in the Glass Operations and Other Operations are noted below.

The following table summarizes net sales by operating segment:

Year ended December 31, (dollars in thousands)	2010	2009
Glass Operations	$ 717,576	$ 666,218
Other Operations	82,783	83,158
Eliminations	(565)	(741)
Consolidated	$ 799,794	$ 748,635

Net Sales — Glass Operations

Net sales in the Glass Operations segment for 2010 were $717.6 million, an increase of 7.7 percent, compared to $666.2 million in 2009. Primary contributors to the increased net sales were a 24.1 percent increase in net sales within our China sales region (22.1 percent excluding the impact of currency), an 18.2 percent increase in net sales within our Mexico region (12.7 percent increase excluding the peso effect), a 5.7 percent increase in net sales within our European sales region (11.8 percent increase excluding the euro effect), and a 27.0 percent increase in net sales within our International region, compared to 2009. The China, Mexico, European, and International sales regions all had increased shipments to customers in 2010. Net sales to U.S. and Canadian foodservice and business to business customers were flat. Net sales to U.S. and Canadian retail customers increased 5.2 percent compared to the prior year due to increased shipments.

Net Sales — Other Operations

Net sales in the Other Operations segment for 2010 were $82.8 million, compared to $83.2 million in 2009, a decrease of $0.4 million. The decrease was caused by a 14.1 percent decline in sales of Syracuse® China products related to the closure of the Syracuse China facility in 2009 and the related decision to reduce the Syracuse® China product offering, offset by a 6.4 percent increase in sales of World® Tableware products. Sales of Traex® products were even with the prior year.

Gross Profit

For the year ended December 31, 2010, gross profit increased by $34.9 million, or 26.2 percent, to $168.0 million, compared to $133.1 million in 2009. Gross profit as a percentage of net sales increased to 21.0 percent, compared to 17.8 percent in 2009. The primary contributor to the increase in gross profit and gross profit margin was due to the increase in sales, excluding the effects of currency of $51.4 million (see discussion of Net Sales above). In addition, an increase in production activity, net of volume related production and sales cost increases of $10.8 million, excluding the impact of currency, contributed to the increase in gross profit. Favorable currency impact contributed $8.8 million to the margin, primarily from the Mexican peso. These improvements were offset by a $33.0 million increase in costs, primarily driven by labor and benefits, packaging costs, freight and repair costs, offset by natural gas savings. Gross profit was also unfavorably impacted by a $4.0 million variance related to last-in first out (LIFO) and other inventory adjustments which occurred in 2009 and did not repeat in 2010. In 2010, gross profit was affected by the $2.7 million write-down of certain after-processing equipment recorded in our Glass Operations segment, offset by a $0.9 million insurance claim recovery. In addition, gross profit was negatively impacted by restructuring charges of $0.6 million and $2.0 million in 2010 and 2009, respectively.

Income From Operations

Income from operations for the year ended December 31, 2010 increased $32.2 million, to $68.8 million, compared to $36.6 million in 2009. Income from operations as a percentage of net sales was 8.6 percent in 2010, compared to 4.9 percent in 2009. The increase in income from operations is a result of improved gross profit (discussed above) offset by a $2.5 million increase in selling, general and administrative expenses. Of the increase in selling, general and administrative expenses, $1.4 million is attributable to increased labor and benefit costs (net of a $5.6 million reduction in bonus expense), $1.5 million is additional legal and professional fees, $1.0 million is fees related to the secondary stock offering in 2010, $0.6 million is the result of increased research and development expenses, and $0.7 million is an increase in supplies and selling and marketing expenses, partially offset by a $3.2 million pension settlement charge in 2009 that did not repeat in 2010.

Earnings Before Interest and Income Taxes (EBIT)

EBIT for the year ended December 31, 2010 increased by $86.2 million, or 211.9 percent, to $126.8 million in 2010 from $40.7 million in 2009. EBIT as a percentage of net sales increased to 15.9 percent in 2010, compared to 5.4 percent in 2009. The improved EBIT was mostly a result of a $58.3 million gain on redemption of debt in 2010, along with the improvement in income from operations discussed above, offset by a decrease of $4.3 million in other income (expense) primarily related to a reduction in foreign exchange gains versus the prior year.

Segment EBIT

The following table summarized Segment EBIT[(1)] by operating segments:

Year ended December 31, (dollars in thousands)	**2010**	**2009**
Glass Operations	$ 94,745	$ 67,326
Other Operations	$ 14,902	$ 13,058

(1) *Segment EBIT represents earnings before interest and taxes and excludes amounts related to certain items we consider not representative of ongoing operations as well as certain retained corporate costs. See note 19 to the Consolidated Financial Statements for reconciliation of Segment EBIT to net income (loss).*

Segment EBIT — Glass Operations

Segment EBIT increased to $94.7 million in 2010, compared to $67.3 million in 2009. Segment EBIT as a percentage of net sales increased to 13.2 percent in 2010, compared to 10.1 percent in 2009. The primary drivers of the $27.4 million increase in Segment EBIT were a $52.5 million increase in net sales resulting from higher volumes and more favorable mix, excluding the effect of currency. In addition, an increase in production activity, net of volume related production and sales cost increases of $5.7 million, excluding the impact of currency, contributed to the increase in Segment EBIT. Favorable currency impact primarily from the Mexican peso contributed $8.8 million. These improvements were offset by a $29.3 million increase in cost of goods sold, primarily driven by labor and benefits, packaging costs, freight and repair costs, partially offset by natural gas savings. Segment EBIT was also unfavorably impacted by a $4.0 million variance related to accounting gains for LIFO and other inventory adjustments which occurred in 2009 and did not repeat in 2010. Selling, general and administrative expenses increased $2.9 million, primarily related to labor and benefit costs. There was an unfavorable change in other income (expense) of $3.1 million, primarily related to foreign currency translation versus the prior-year period.

Segment EBIT — Other Operations

Segment EBIT increased $1.8 million, or 14.1 percent, to $14.9 million for the year ended December 31, 2010, compared to $13.1 million in 2009. Segment EBIT as a percentage of net sales increased to 18.0 percent for the year ended December 31, 2010, compared to 15.7 percent in 2009. The key contributors to the increased Segment EBIT were an improved sales mix of $4.0 million and the April 2009 closure of our Syracuse China production facility (see note 7 to the Consolidated Financial Statements). These improvements were offset by a $1.5 million increase in costs of purchased finished goods, as products previously manufactured at Syracuse China are now sourced, and a $1.1 million increase in selling, general and administrative expenses.

Earnings Before Interest, Taxes, Depreciation & Amortization (EBITDA)

EBITDA increased by $84.1 million, or 100.3 percent, to $168.0 million in 2010 from $83.8 million in 2009. As a percentage of net sales, EBITDA increased to 21.0 percent in 2010, compared to 11.2 percent in 2009. The key contributors to the increase in EBITDA were those factors discussed above under EBIT, however, it is not impacted by the benefit of a $2.1 million decrease in depreciation and amortization expense.

Adjusted EBITDA

Adjusted EBITDA increased by $24.8 million, or 27.5 percent, to $115.0 million in 2010 from $90.1 million in 2009. As a percentage of net sales, Adjusted EBITDA was 14.4 percent in 2010, compared to 12.0 percent in 2009. The key contributors to the increase in Adjusted EBITDA were those factors discussed above under EBITDA and the elimination of the special items noted below in the reconciliation of net income (loss) to EBIT, EBITDA and Adjusted EBITDA.

Year ended December 31, (dollars in thousands)	**2010**	**2009**
Net income (loss)	$ 70,086	$ (28,788)
Add: Interest expense	45,171	66,705
Add: Provision for income taxes	11,582	2,750
Earnings before interest and income taxes (EBIT)	126,839	40,667
Add: Depreciation and amortization	41,115	43,166
Earnings before interest, taxes, deprecation and amortization (EBITDA)	167,954	83,833
Add: Special items before interest and taxes:		
Gain on redemption of debt (see note 6) (1)	(58,292)	—
Facility closure charges (see note 7) (2)	2,498	3,823
Fixed asset write-down (see note 5) (3)	2,696	—
Expenses of secondary stock offering (see note 6) (4)	1,047	—
Insurance claim recovery	(945)	—
Pension settlement charges (see note 9) (5)	—	3,190
Less: Depreciation expense included in special items and also in depreciation and amortization above	—	(705)
Adjusted EBITDA	$ 114,958	$ 90,141

(1) *Gain on redemption of debt relates to the net gain recorded upon redeeming $80.4 million of New PIK notes, repurchasing $306.0 million of floating rate notes and writing off finance fees, discounts and a call premium on the floating rate notes in February 2010.*

(2) *Facility closure charges are related to the closure of our Syracuse, New York ceramic dinnerware manufacturing facility, our Mira Loma, California distribution center and the decorating operations at our Shreveport manufacturing facility.*

(3) *Fixed asset impairment charges are related to unutilized fixed assets in our Glass Operations segment.*

(4) *Equity offering fees are related to the secondary stock offering completed in August, 2010, for which we received no proceeds.*

(5) *Pension settlement charges were triggered by excess lump sum distributions taken by employees.*

We sometimes refer to data derived from consolidated financial information but not required by GAAP to be presented in financial statements. Certain of these data are considered "non-GAAP financial measures" under Securities and Exchange Commission (SEC) Regulation G. We believe that non-GAAP data provide investors with a more complete understanding of underlying results in our core business and trends. In addition, we use non-GAAP data internally to assess performance. Although we believe that the non-GAAP financial measures presented enhance investors' understanding of our business and performance, these non-GAAP measures should not be considered an alternative to GAAP. For our definition of these non-GAAP measures and certain limitations, see the Adjusted EBITDA section in the Discussion of 2011 vs. 2010 Results of Operations above.

Net Income and Diluted Net Income Per Share

We recorded net income of $70.1 million, or $3.51 per diluted share, in 2010, compared to a net loss of $(28.8) million, or $(1.90) per diluted share, in 2009. Net income (loss) as a percentage of net sales was income of 8.8 percent in 2010, compared to a net loss of (3.8) percent of sales in 2009. The improvement in net income (loss) and diluted net income (loss) per share is generally due to the factors discussed in EBIT above, together with a $21.5 million reduction in interest expense offset by an $8.8 million increase in provision for income taxes. Interest expense for 2009 included $2.7 million of finance fees related to the October 2009 debt exchange transaction. Excluding these finance fees, interest expense decreased $18.8 million as a result of lower debt levels and the impact of the debt refinancing completed in February 2010. The effective tax rate was 14.2 percent expense for 2010 compared to a negative 10.6 percent in 2009. The effective tax rate was influenced by jurisdictions with recorded valuation allowances, changes in the mix of earnings in countries with differing statutory tax rates, changes in accruals related to uncertain tax positions and tax planning structures.

Capital Resources and Liquidity

Historically, cash flows generated from operations, cash on hand and our borrowing capacity under our ABL Facility have enabled us to meet our cash requirements, including capital expenditures and working capital requirements. At December 31, 2011 we had no amounts outstanding under our $100.0 million ABL Facility, although we had $10.4 million of letters of credit issued under that facility. As a result, we had $63.8 million of unused availability remaining under the ABL Facility at December 31, 2011, as compared to $65.2 million of unused availability at December 31, 2010 under the prior $110.0 million ABL Facility. In the fourth quarter of 2011, we received $5.5 million of proceeds from the exercise of warrants. In addition, we had $58.3 million of cash on hand at December 31, 2011, compared to $76.3 million of cash on hand at December 31, 2010.

On March 25, 2011, we redeemed an aggregate principal amount of $40.0 million of our outstanding Senior Secured Notes due 2015. In addition, we prepaid 70.0 RMB (approximately $11.0 million) on our loan in China that was not due until 2012, and we repaid €2.2 million (approximately $2.8 million) on our BES Euro Line in 2011. These payments have enabled us to reduce gross debt by $52.5 million and improve our leverage ratio. It is our intent to redeem an additional $40.0 million of our outstanding Senior Secured Notes in the window available to us between April 1, 2012 and August 15, 2012.

Based on our operating plans and current forecast expectations, we anticipate that our level of cash on hand, cash flows from operations and our borrowing capacity under our amended and restated ABL Facility will provide sufficient cash availability to meet our ongoing liquidity needs.

Balance Sheet and Cash Flows

Cash and Equivalents

See the cash flow section below for a discussion of our cash balance.

Working Capital

The following table presents our working capital components:

December 31, **(dollars in thousands, except percentages and DSO, DIO, DPO and DWC)**	**2011**	**2010**
Accounts receivable — net	$ 88,045	$ 92,101
DSO (1)	*39.3*	*42.0*
Inventories — net	$ 145,859	$ 148,146
DIO (2)	*65.2*	*67.6*
Accounts payable	$ 58,759	$ 59,095
DPO (3)	*26.3*	*27.0*
Working capital (4)	$ 175,145	$ 181,152
DWC (5)	*78.2*	*82.6*
Percentage of net sales	*21.4%*	*22.6%*

(1) Days sales outstanding (DSO) measures the number of days it takes to turn receivables into cash.

(2) Days inventory outstanding (DIO) measures the number of days it takes to turn inventory into cash.

(3) Days payable outstanding (DPO) measures the number of days it takes to pay the balances of our accounts payable.

(4) Working capital is defined as net accounts receivable plus net inventories less accounts payable. See below for further discussion as to the reasons we believe this non-GAAP financial measure is useful.

(5) Days working capital (DWC) measures the number of days it takes to turn our working capital into cash.

DSO, DIO, DPO and DWC are calculated using the last twelve months net sales as the denominator and are based on a 365-day calendar year.

We believe that working capital is important supplemental information for investors in evaluating liquidity in that it provides insight into the availability of net current resources to fund our ongoing operations. Working capital is a measure used by management in internal evaluations of cash availability and operational performance.

Working capital is used in conjunction with and in addition to results presented in accordance with U.S. GAAP. Working capital is neither intended to represent nor be an alternative to any measure of liquidity and operational performance recorded under U.S. GAAP. Working capital may not be comparable to similarly titled measures reported by other companies.

Working capital, defined as net accounts receivable plus net inventories less accounts payable, decreased by $6.0 million in 2011, compared to 2010. As a percentage of net sales, working capital decreased to 21.4 percent in 2011, compared to 22.6 percent in 2010. This decrease in working capital is primarily the result of lower accounts receivable related to a decrease in current year fourth quarter sales as compared to the prior year fourth quarter. The impact of currency decreased accounts receivable by $2.0 million at December 31, 2011, primarily as a result of the Mexican peso. The impact of currency reduced inventories by $4.8 million, primarily driven by the Mexican peso. Excluding currency, inventories increased $2.6 million as a result of the decrease in 2011 fourth quarter sales compared to the year ago period. Accounts payable remained relatively constant with only a $0.3 million decrease as compared to 2010. Our DSO also decreased 2.7 days compared to year-end 2010, which is attributable to the 2.2 percent increase in sales over the course of the year. Overall, the impact of currency reduced working capital by $4.8 million compared to the prior year. As a result of the factors above, DWC decreased from 82.6 at December 31, 2010 to 78.2 at December 31, 2011, and working capital as a percentage of net sales decreased to 21.4 percent at December 31, 2011 from 22.6 at December 31, 2010.

Borrowings

The following table presents our total borrowings:

(dollars in thousands)	Interest Rate	Maturity Date	December 31, 2011	December 31, 2010
Borrowings under ABL Facility. .	floating	April 29, 2016	$ —	$ —
Senior Secured Notes	10.00% (1)	February 15, 2015	360,000	400,000
Promissory Note.	6.00%	January, 2012 to September, 2016	1,111	1,307
Notes Payable.	floating	January, 2012	339	—
RMB Loan Contract.	floating	July, 2013 to January, 2014	28,332	37,925
BES Euro Line	floating	December, 2012 to December, 2013	7,835	10,934
Total borrowings			397,617	450,166
Less — unamortized discount			4,300	6,307
Plus — carrying value adjustment on debt related to the Interest Rate Agreement (1)			4,043	3,266
Total borrowings — net (2) (3)			$ 397,360	$ 447,125

(1) *See "Derivatives" below and note 13 to the Consolidated Financial Statements.*

(2) *Total borrowings-net includes notes payable, long-term debt due within one year and long-term debt as stated on the Consolidated Balance Sheets.*

(3) *See "Contractual Obligations" below for scheduled payments by period.*

We had total borrowings of $397.6 million at December 31, 2011, compared to total borrowings of $450.2 million at December 31, 2010. The $52.5 million decrease in borrowings was the result of our redemption, on March 25, 2011, of $40.0 million of Senior Secured Notes, the early repayment of 70.0 million RMB (approximately $11.0 million) on our RMB Loan Contract, the repayment of €2.2 million (approximately $2.8 million) on our BES Euro Line and currency conversion fluctuations.

Of our total borrowings, $116.5 million (including a notional amount of $80.0 million under our Interest Rate Agreement), or approximately 29.3 percent, was subject to variable interest rates at December 31, 2011. A change of one percentage point in such rates would result in a change in interest expense of approximately $1.2 million on an annual basis.

Interest expense in 2009 included a $2.7 million charge for finance fees related to the PIK Note debt exchange. Also included in interest expense is the amortization of discounts, warrants and other financing fees. Excluding the $2.7 million previously mentioned for 2009, these items amounted to $4.4 million, $4.3 million and $4.9 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Cash Flow

The following table presents key drivers to our Free Cash Flow for 2011, 2010 and 2009.

Year ended December 31, (dollars in thousands)	2011	2010	2009
Net cash provided by operating activities	$ 55,351	$ 47,699	$ 102,148
Capital expenditures	(41,420)	(28,247)	(17,005)
Net proceeds from sale of Traex	12,478	—	—
Proceeds from asset sales and other	5,222	—	265
Payment of interest on New PIK Notes	—	29,400	—
Free Cash Flow [1]	$ 31,631	$ 48,852	$ 85,408

(1) We define Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from asset sales (including the sale of substantially all of the assets of Traex), and further adjusted for the payment of interest on the New PIK Notes. The most directly comparable U.S. GAAP financial measure is net cash provided by (used in) operating activities.

We believe that Free Cash Flow is important supplemental information for investors in evaluating cash flow performance in that it provides insight into the cash flow available to fund such things as discretionary debt service, acquisitions and other strategic investment opportunities. It is a measure of performance we use to internally evaluate the overall performance of the business.

Free Cash Flow is used in conjunction with and in addition to results presented in accordance with U.S. GAAP. Free Cash Flow is neither intended to represent nor be an alternative to the measure of net cash provided by (used in) operating activities recorded under U.S. GAAP. Free Cash Flow may not be comparable to similarly titled measures reported by other companies.

Discussion of 2011 vs. 2010 Cash Flow

Our net cash provided by operating activities was $55.4 million in 2011, compared to $47.7 million in 2010, or a increase of $7.7 million. Although 2011's net income was lower by $46.4 million as compared to 2010, there was a positive $90.5 million impact in 2011 from items related to our debt transactions. The cash flow impact of working capital was a positive $16.2 million from increased sales in 2011 (discussed above). Cash flow was negatively impacted by the change in pension and non-pension postretirement benefits of $14.3 million, income taxes of $13.0 million, interest payments of $12.2 million and the (gain) loss on asset sales and disposals of $9.0 million.

Net cash used in investing activities was $23.7 million in 2011, compared to $28.2 million in 2010, or a decrease of $4.5 million. This change was attributable to a $13.2 million increase in capital spending offset by net proceeds from the sale of Traex of $12.5 million and other asset sale proceeds of $5.2 million primarily from the sale of land at our Libbey Holland facility and Syracuse China facility.

Net cash provided by (used in) financing activities was a use of $49.5 million in 2011, compared to a source of $2.3 million in 2010, or a change of $51.8 million. During 2011, we redeemed $40.0 million of our Senior Secured Notes and made other debt repayments of $14.1 million, offset by warrant proceeds of $5.5 million.

At December 31, 2011, our cash balance was $58.3 million, a decrease of $18.0 million from $76.3 million at December 31, 2010.

Free Cash Flow was $31.6 million in 2011, compared to $48.9 million in 2010, or a decrease of $17.3 million. In 2010, Free Cash Flow was adjusted for the $29.4 million payment of interest on the New PIK Notes that did not repeat in 2011, partially offset by the net proceeds from the sale of Traex assets in 2011.

Discussion of 2010 vs. 2009 Cash Flow

Our net cash provided by operating activities was $47.7 million in 2010, compared to $102.1 million in 2009, or a decrease of $54.4 million. The major factors impacting cash flow from operating activities were the $98.9 million improvement in net income (loss) offset by $87.7 million of items related to our debt transactions, change in cash flow impact of $51.1 million from working capital related to increased sales and production in 2010 (discussed above), an $11.6 million impact from a decrease in accrued liabilities net of prepaid expenses primarily the result of incentive compensation payments in the first quarter of 2010 and a $2.1 million decrease in non-cash depreciation and amortization that is included in the benefit from improved net income (loss). We also experienced the benefit of lower cash interest payments as a result of lower debt and

improved interest rates, offset by higher cash payment of taxes as our income has improved.

Net cash used in investing activities was $28.2 million in 2010, compared to $16.7 million in 2009, or an increase of $11.5 million. This change was primarily attributable to an $11.2 million increase in capital spending.

Net cash provided by (used in) financing activities was a source of $2.3 million in 2010, compared to a use of $43.6 million in 2009, or a change of $45.9 million. During 2010, our proceeds from the Senior Secured Notes were only partially offset by the repurchase of our floating rate notes, the redemption of the New PIK notes, the call premium on floating rate notes and payment of debt issuance costs. The increase in cash provided by financing activities, along with cash on hand, was used to pay interest on the New PIK notes.

At December 31, 2010, our cash balance was $76.3 million, an increase of $21.2 million from $55.1 million at December 31, 2009.

Free Cash Flow was $48.9 million in 2010, compared to $85.4 million in 2009, or a decrease of $36.6 million. The primary contributors to this increase were the changes in net cash provided by operating activities excluding the payment of interest on the New PIK Notes and the increase in capital spending as discussed above.

Derivatives

In March 2010, we entered into an Interest Rate Protection Agreement (Rate Agreement) with respect to $100.0 million of debt in order to convert a portion of the Senior Secured Note fixed rate debt into floating rate debt and maintain a capital structure containing appropriate amounts of fixed and floating rate debt. As of December 31, 2011, Wells Fargo, the counterparty to the Rate Agreement, has called 20 percent of the original balance reducing it to $80.0 million. The interest rate for our borrowings related to the Rate Agreement at December 31, 2011 was 7.74 percent per year. This Rate Agreement expires on February 15, 2015. Total remaining Senior Secured Notes not covered by the Rate Agreement have a fixed interest rate of 10.0 percent. If the counterparty to this Rate Agreement was to fail to perform, the Rate Agreement would no longer provide the desired result. However, we do not anticipate nonperformance by the counterparty. The counterparty was rated AA- as of December 31, 2011, by Standard and Poor's.

The fair market value for the Rate Agreement was a $3.6 million asset and a $2.5 million asset at December 31, 2011 and 2010, respectively. The fair value of the Rate Agreement is based on the market standard methodology of netting the discounted expected future fixed cash receipts and the discounted future variable cash payments. The variable cash payments are based on an expectation of future interest rates derived from observed market interest rate forward curves.

We also use commodity futures contracts related to forecasted future North American natural gas requirements. The objective of these futures contracts is to reduce the effects of fluctuations and price movements in the underlying commodity. We consider our forecasted natural gas requirements in determining the quantity of natural gas to hedge. We combine the forecasts with historical observations to establish the percentage of forecast eligible to be hedged, typically ranging from 40 percent to 70 percent of our anticipated requirements up to eighteen months in the future. The fair values of these instruments are determined from market quotes. At December 31, 2011, we had commodity futures contracts for 3,070,000 million British Thermal Units (BTUs) of natural gas with a fair market value of a $(3.7) million liability. We have hedged a portion of our forecasted transactions through June 2013. At December 31, 2010, we had commodity futures contracts for 3,090,000 million BTUs of natural gas with a fair market value of a $(3.2) million liability. The counterparties for these derivatives were rated BBB+ or better as of December 31, 2011, by Standard & Poor's.

We use foreign currency contracts to manage our currency exposure, which arises from transactions denominated in a currency other than U.S. dollar, primarily associated with our Canadian dollar denominated accounts receivable. The fair values of these instruments are determined from market quotes. The values of these derivatives will change over time as cash receipts and payments are made and as market conditions change. As of December 31, 2011, we had currency contracts for $3.9 million Canadian dollars with a fair market value of $0.1 million asset. As of December 31, 2010, we had currency contracts for $18.7 million Canadian dollars with a fair market value of ($0.2) million liability.

Share Repurchase Program

Since mid-1998, we have repurchased 5,125,000 shares for $141.1 million, as authorized by our Board of Directors. As of December 31, 2011, authorization remains for the purchase of an additional 1,000,000 shares. During 2011 and 2010, we did not repurchase any common stock. Our debt agreements significantly restrict our ability to repurchase additional shares.

We used the remaining repurchased common stock to issue shares on the warrants exercised by Merrill Lynch PCG, Inc. in 2010. As of December 31, 2011 and 2010, all of the repurchased shares have been issued. See notes 6 and 12 to the Consolidated Financial Statements for further discussion.

Contractual Obligations

The following table presents our existing contractual obligations at December 31, 2011 and related future cash requirements:

Contractual Obligations[1] (dollars in thousands)	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Borrowings	$ 397,617	$ 4,192	$ 33,044	$ 360,381	$ —
Interest payments[2]	117,967	36,171	65,775	16,021	—
Long-term operating leases	98,529	16,735	26,426	15,555	39,813
Pension and nonpension[3]	36,139	36,139	—	—	—
Long-term incentive plans	4,333	2,766	1,567	—	—
Total obligations	$ 654,585	$ 96,003	$ 126,812	$ 391,957	$ 39,813

(1) Amounts reported in local currencies have been translated at 2011 exchange rates.

(2) The obligations for interest payments are based on December 31, 2011 debt levels and interest rates.

(3) It is difficult to estimate future cash contributions as they are a function of actual investment returns, withdrawals from the plan, changes in interest rates, and other factors uncertain at this time.

In addition to the above, we have commercial commitments secured by letters of credit and guarantees. Our letters of credit outstanding at December 31, 2011, totaled $10.4 million.

We are unable to make a reasonably reliable estimate as to when cash settlement with taxing authorities may occur for our unrecognized tax benefits. Therefore, our liability for unrecognized tax benefits is not included in the table above. See note 8 to the Consolidated Financial Statements for additional information.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires us to make judgments, estimates and assumptions that affect the reported amounts in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements describes the significant accounting policies and methods used in their preparation. The areas described below are affected by critical accounting estimates and are impacted significantly by judgments and assumptions in the preparation of the Consolidated Financial Statements. Actual results could differ materially from the amounts reported based on these critical accounting estimates.

Revenue Recognition

Revenue is recognized when products are shipped and title and risk of loss have passed to the customer. Revenue is recorded net of returns, discounts and sales incentive programs offered to customers. We offer various incentive programs to a broad base of customers, and we record accruals for these as sales occur. These programs typically offer incentives for purchase activities by customers that include growth objectives. Criteria for payment include the achievement by customers of certain purchase targets and the purchase by customers of particular product types. Management regularly reviews the adequacy of the accruals based on current customer purchases, targeted purchases and payout levels.

Allowance for Doubtful Accounts

Our accounts receivable balance, net of reserves, was $88.0 million in 2011, compared to $92.1 million in 2010. The reserve balance was $5.3 million in 2011, compared to $5.5 million in 2010. The allowance for doubtful accounts is established through charges to the provision for bad debts. We regularly evaluate the adequacy of the allowance for doubtful accounts based on historical trends in collections and write-offs, our judgment as to the probability of collecting accounts and our evaluation of business risk. This evaluation is inherently subjective, as it requires estimates that are susceptible to revision as more information becomes available. Accounts are determined to be uncollectible when the debt is deemed to be worthless or only recoverable in part and are written off at that time through a charge against the allowance.

Allowance for Slow-Moving and Obsolete Inventory

We identify slow-moving or obsolete inventories and estimate appropriate allowance provisions accordingly. We provide inventory allowances based upon excess and obsolete inventories driven primarily by future demand forecasts. At December 31, 2011, our inventories were $145.9 million, with loss provisions of $4.8 million, compared to inventories of $148.1 million and loss provisions of $4.7 million at December 31, 2010.

Asset Impairment

Fixed Assets

We assess our property, plant and equipment for possible impairment in accordance with FASB ASC Topic 360, "Property Plant and Equipment" ("FASB ASC 360"), whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable or a revision of remaining useful lives is necessary. Such indicators may include economic and competitive conditions, changes in our business plans or management's intentions regarding future utilization of the assets or changes in our commodity prices. An asset impairment would be indicated if the sum of the expected future net pretax cash flows from the use of an asset (undiscounted and without interest charges) is less than the carrying amount of the asset. An impairment loss would be measured based on the difference between the fair value of the asset and its carrying value. The determination of fair value is based on an expected present value technique in which multiple cash flow scenarios that reflect a range of possible outcomes and a risk-free rate of interest are used to estimate fair value or on a market appraisal. Projections used in the fair value determination are based on internal estimates for sales and production levels, capital expenditures necessary to maintain the projected production levels, and remaining useful life of the assets. These projections are prepared at the lowest level at which we have access to cash flow information and complete financial data for our operations, which is generally at the plant level.

Determination as to whether and how much an asset is impaired involves significant management judgment involving highly uncertain matters, including estimating the future success of product lines, future sales volumes, future selling prices and costs, alternative uses for the assets, and estimated proceeds from disposal of the assets. However, the impairment reviews and calculations are based on estimates and assumptions that take into account our business plans and long-term investment decisions. There were no indicators of impairment noted in 2011 and 2009 that required an impairment analysis to be performed for the Company's property, plant and equipment. During 2010, we decided to outsource our U.S. decorating business, which represented an indicator of impairment for that asset group. Accordingly, our impairment analysis resulted in a write-down of our carrying value for those assets to the estimated fair value less cost to sell. Also in 2010, we reviewed the remaining carrying value of our land at the Syracuse China manufacturing facility, which resulted in a write-down of our carrying value for the land. We also reviewed other asset groups within our operations for indicators of impairment, and as a result recorded an impairment charge for certain fixed assets during 2011 and 2010 as disclosed in note 5 to the Consolidated Financial Statements.

In accordance with FASB ASC 360, we also perform an impairment analysis for our definite useful lived intangible assets when factors indicating impairment are present. There were no indicators of impairment noted in 2011 or 2010 that would require an impairment analysis to be performed for our definite useful lived intangible assets.

Goodwill and Indefinite Life Intangible Assets

Goodwill at December 31, 2011 was $166.6 million, representing approximately 21.1 percent of total assets. Goodwill represents the excess of cost over fair value of assets acquired for each reporting unit. Our reporting units are one level below the operating segment level, which represents the lowest level of the business for which financial statements are prepared internally, and may represent a single facility (operating component) or a group of plants under a common management team. Goodwill impairment tests are completed for each reporting unit as of October 1 of each year, or more frequently in certain circumstances where impairment indicators arise. When performing our test for impairment, we use an approach which includes a discounted cash flow analysis, incorporating the weighted average cost of capital of a hypothetical third party buyer to compute the fair value of each reporting unit. These cash flow projections are based in part on sales projections for the next several years, capital spending trends and investment in working capital to support anticipated sales growth, which are updated at least annually and reviewed by management. The fair value is then compared to the carrying value. To the extent that fair value exceeds the carrying value, no impairment exists. However, to the extent the carrying value exceeds fair value, we compare the implied fair value of goodwill to its book value to determine if an impairment charge should be recorded.

The discount rates used in present value calculations are updated annually. We also use available market value information to evaluate fair value. The total of the fair values of the segments less debt was reconciled to end of year total market capitalization. For locations with recorded goodwill, the discount rates used in the 2011 goodwill impairment analysis ranged

from 11.7 percent to 13.2 percent, as compared to a range of 11.9 percent to 13.3 percent used in the 2010 test. The cash flow terminal growth rates used in the 2011 goodwill impairment analysis for all locations ranged from 2.0 percent to 4.0 percent, as compared to a range of 1.0 percent to 4.0 percent in the 2010 goodwill impairment analysis . Management believes these rates are reasonably conservative based upon historical growth rates and its expectations of future economic conditions in the markets in which we operate. Any changes in the discount rate or cash flow terminal growth rate would move in tandem. For example, the discount rate is lower in part due to decreased uncertainty as to our ability to meet short term and long term forecasts. As such, if we were to increase the cash flow terminal growth rate, we would also increase the discount rate.

The discounted cash flow model used to determine fair value for the goodwill analysis is most sensitive to the discount rate and terminal cash flow growth rate assumptions. A sensitivity analysis was performed on these factors for all reporting units and it was determined, assuming all other assumptions remain constant, that the discount rate used could be increased by a factor of 15 percent of the discount rate or the terminal cash flow growth rate could decrease to zero and the fair value of all reporting units with goodwill would still exceed their carrying values. Significant changes in the estimates and assumptions used in calculating the fair value of the segments and the recoverability of goodwill or differences between estimates and actual results could result in impairment charges in the future.

Based on the results of our annual impairment test, the estimated fair values of all three reporting units that have goodwill were substantially in excess of their carrying values, with the estimated fair values of each reporting unit exceeding its carrying value by at least 15.0 percent. As of October 1, 2011, 2010 and 2009, our review did not indicate an impairment of goodwill.

Individual indefinite life intangible assets are also evaluated for impairment on an annual basis, or more frequently in certain circumstances where impairment indicators arise. Total indefinite life intangible assets at December 31, 2011 were $12.3 million, representing 1.6 percent of total assets. When performing our test for impairment, we use a discounted cash flow method (based on a relief from royalty calculation) to compute the fair value, which is then compared to the carrying value of the indefinite life intangible asset. To the extent that fair value exceeds the carrying value, no impairment exists. This was done as of October 1st for each year presented. As of October 1, 2011, 2010 and 2009, our review did not indicate an impairment of indefinite life intangible assets.

Self-Insurance Reserves

We use self-insurance mechanisms to provide for potential liabilities related to workers' compensation and employee health care benefits that are not covered by third-party insurance. Workers' compensation accruals are recorded at the estimated ultimate payout amounts based on individual case estimates. In addition, we record estimates of incurred-but-not-reported losses based on actuarial models.

Although we believe that the estimated liabilities for self-insurance are adequate, the estimates described above may not be indicative of current and future losses. In addition, the actuarial calculations used to estimate self-insurance liabilities are based on numerous assumptions, some of which are subjective. We will continue to adjust our estimated liabilities for self-insurance, as deemed necessary, in the event that future loss experience differs from historical loss patterns.

Pension Assumptions

The assumptions used to determine the benefit obligations were as follows:

	U.S. Plans		Non-U.S. Plans	
	2011	2010	2011	2010
Discount rate	5.00% to 5.22%	5.50% to 5.76%	5.80% to 8.25%	5.40% to 8.25%
Rate of compensation increase	2.25% to 4.50%	2.25% to 4.50%	2.00% to 4.30%	2.00% to 4.30%

The assumptions used to determine net periodic pension costs were as follows:

	U.S. Plans			Non-U.S. Plans		
	2011	2010	2009	2011	2010	2009
Discount rate	5.50% to 5.76%	5.62% to 5.96%	6.41% to 6.48%	5.40% to 8.25%	5.50% to 8.50%	5.70% to 8.50%
Expected long-term rate of return on plan assets	8.00%	8.00%	8.25%	4.80%	5.75%	6.00%
Rate of compensation increase	2.25% to 4.50%	2.25% to 4.50%	2.63% to 5.25%	2.00% to 4.30%	2.00% to 4.30%	2.00% to 4.30%

Two critical assumptions, discount rate and expected long-term rate of return on plan assets, are important elements of plan expense and asset/liability measurement. We evaluate these critical assumptions on our annual measurement date of December 31. Other assumptions involving demographic factors such as retirement age, mortality and turnover are evaluated periodically and are updated to reflect our experience. Actual results in any given year often will differ from actuarial assumptions because of demographic, economic and other factors.

The discount rate enables us to estimate the present value of expected future cash flows on the measurement date. The rate used reflects a rate of return on high-quality fixed income investments that match the duration of expected benefit payments at our December 31 measurement date. The discount rate at December 31 is used to measure the year-end benefit obligations and the earnings effects for the subsequent year. A lower discount rate increases the present value of benefit obligations and increases pension expense.

To determine the expected long-term rate of return on plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. Our determination of the reasonableness of our expected long-term rate of return on plan assets at December 31 is highly quantitative by nature and used to measure the earnings effects for the subsequent year. We evaluate the current asset allocations and expected returns under four sets of conditions: a maximum time available for each asset class; a common history where all asset class returns are computed with the same overall start date of January 1990; a 10-year historical return; and forecasted returns using the Black-Litterman method. Based upon the current asset allocation mix and the Black-Litterman method, the forecasted return is 8.18%. The actual return on plan assets from July 1, 1993 (inception) through December 31, 2011 was 8.47% and 8.27% for the hourly and salary pension plans, respectively.

Since over 75% of the plan assets are actively managed, we adjust the baseline forecasted return for the anticipated return differential from active over passive investment management and for any other items not already captured. We believe that the combination of long-term historical returns, along with the forecasted returns and manager alpha, supports the 7.75% rate of return assumption based on the current asset allocation.

Sensitivity to changes in key assumptions based on year-end data is as follows:

- A change of 1.0 percent in the discount rate would change our total pension expense by approximately $4.0 million.
- A change of 1.0 percent in the expected long-term rate of return on plan assets would change total pension expense by approximately $2.4 million.

Nonpension Postretirement Assumptions

We use various actuarial assumptions, including the discount rate and the expected trend in health care costs, to estimate the costs and benefit obligations for our retiree welfare plan. The discount rate is determined based on high-quality fixed income investments that match the duration of expected retiree medical benefits at our December 31 measurement date. The discount rate at December 31 is used to measure the year-end benefit obligations and the earnings effects for the subsequent year. The discount rate used to determine the accumulated postretirement benefit obligation was:

	U.S. Plans		Non-U.S. Plans	
	2011	2010	2011	2010
Discount rate	4.91%	5.34%	3.97%	4.86%

The discount rate used to determine net postretirement benefit cost was:

	U.S. Plans			Non-U.S. Plans		
	2011	2010	2009	2011	2010	2009
Discount rate	5.34%	5.54%	6.36%	4.86%	5.42%	5.89%

The weighted average assumed health care cost trend rates at December 31 were as follows:

	U.S. Plans		Non-U.S. Plans	
	2011	2010	2011	2010
Initial health care trend	7.25%	7.50%	7.25%	7.50%
Ultimate health care trend	5.00%	5.00%	5.00%	5.00%
Years to reach ultimate trend rate	9	10	9	10

Sensitivity to change in key assumptions is as follows:

- A change of 1.0 percent in the discount rate would change the nonpension postretirement expense by $0.5 million.
- A change of 1.0 percent in the health care trend rate would not have a material impact upon the nonpension postretirement expense.

Income Taxes

We are subject to income taxes in the U.S. and various foreign jurisdictions. Management judgment is required in evaluating our tax positions and determining our provision for income taxes. Throughout the course of business, there are numerous transactions and calculations for which the ultimate tax determination is uncertain. When management believes certain tax positions may be challenged despite our belief that the tax return positions are supportable, we establish reserves for tax uncertainties based on estimates of whether additional taxes will be due. We adjust these reserves taking into consideration changing facts and circumstances, such as an outcome of a tax audit. The income tax provision includes the impact of reserve provisions and changes to reserves that are considered appropriate. Accruals for tax contingencies are provided for in accordance with the requirements of FASB ASC Topic 740 "Income Taxes".

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax attribute carry-forwards. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. FASB ASC 740 "Income Taxes," requires that a valuation allowance be recorded when it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are determined separately for each tax jurisdiction in which we conduct our operations or otherwise incur taxable income or losses. In the United States, China, the Netherlands and Portugal, we have recorded a valuation allowance against our deferred income tax assets.

Derivatives and Hedging

We use various derivative contracts to manage a variety of our risks, including risks related to changes in the fair market of debt, commodity prices and foreign currency rates. The requirements necessary to apply hedge accounting to these contracts are complex and must be documented at the inception as well as throughout the term of the contract. If we would fail to accurately document these requirements, the contact would not be eligible for hedge accounting treatment and any changes to the fair market value of the contract would be recorded directly to earnings. The accompanying financial statements reflect immaterial consequences from the loss of hedge accounting for certain contracts.

One of the requirements that we must evaluate when determining whether a contract qualifies for hedge accounting treatment is whether or not the contract is deemed effective. A contract is deemed effective if the change in the fair value of the derivative contract offsets, within a specified range, the change in the fair value of the hedged item. At the inception of the contract, we first determine if the relationship between the hedged contract and the hedged item meet the strict criteria to qualify for an exemption to the effectiveness testing. If the relationship does not meet this criterion, then we must test the effectiveness at the inception of the contract and quarterly thereafter. If the relationship fails this test at any time, we are required to discontinue hedge accounting treatment prospectively. See note 13 to the Consolidated Financial Statements.

Stock-Based Compensation Expense

We account for stock-based compensation in accordance with FASB ASC 718, "Compensation - Stock Compensation" and FASB ASC 505-50, "Equity - Equity Based Payments to Non-Employees", which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors. Stock-based compensation expense recognized under FASB ASC 718 and FASB ASC 050-50 for fiscal 2011, 2010 and 2009 was $5.0 million, $3.5 million and $2.4 million, respectively. 2011 included non-cash compensation charges of $1.7 million related to accelerated vesting of previously issued equity compensation.

We estimate the value of employee share-based compensation on the date of grant using the Black-Scholes model. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the award, and actual and projected employee stock option exercise behaviors. The use of the Black-Scholes model requires extensive actual employee exercise behavior data and a number of complex assumptions including expected volatility, risk-free interest rate, and expected dividends. See note 12 of the Consolidated Financial Statements for additional information.

Restructuring

Accruals have been recorded in conjunction with our restructuring actions. These accruals include estimates primarily related to facility consolidations and closures, employment reductions and contract termination costs. Actual costs may vary from these estimates. Restructuring-related accruals are reviewed on a quarterly basis, and changes to restructuring actions are appropriately recognized when identified.

Legal and other contingencies

We are involved from time to time in various legal proceedings and claims, including commercial or contractual disputes, product liability claims and environmental and other matters, that arise in the normal course of business. We routinely assess the likelihood of any adverse judgments or outcomes related to these matters, as well as ranges of probable losses, by consulting with internal personnel principally involved with such matters and with our outside legal counsel handling such matters. We have accrued for estimated losses in accordance with GAAP for those matters where we believe that the likelihood that a loss has occurred is probable and the amount of the loss is reasonably estimable. The determination of the amount of such reserves is based on knowledge and experience with regard to past and current matters and consultation with internal personnel principally involved with such matters and with our outside legal counsel handling such matters. The amount of such reserves may change in the future due to new developments or changes in circumstances. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution. At December 31, 2011, we have accrued $2.7 million for an ongoing unclaimed property audit that is being conducted by various state authorities. See note 18 of the Consolidated Financial Statements for additional information.

New Accounting Standards

In May 2011, the FASB issued Accounting Standards Update 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04). ASU 2011-04 explains how to measure fair value and improves the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and IFRS. ASU 2011-04 does not require additional fair value measurements, and it is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The provisions of this update are effective for periods beginning after December 15, 2011. We do not expect the provisions of this update to have any impact on our Consolidated Financial Statements.

In June 2011, the FASB issued Accounting Standards Update 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (ASU 2011-05). This ASU requires companies to present items of net income, items of other comprehensive income and total comprehensive income in one continuous statement or two separate but consecutive statements. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011 with early adoption permitted. In December 2011, ASU 2011-05 was modified by the issuance of Accounting Standards Update 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (ASU 2011-12) which defers certain paragraphs of ASU 2011-05 that would require reclassifications of items from other comprehensive income to net income by component of net income and by component of other comprehensive income. We do not expect the adoption of these ASU's to have a material impact on our Consolidated Financial Statements.

In September 2011, the FASB issued Accounting Standards Update 2011-08, "Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment" (ASU 2011-08). ASU 2011-08 allows for an option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit exceeds its carrying amount. If the qualitative factors results in the fair value exceeding the carrying value of a reporting unit, then performing the two-step impairment test is unnecessary. This update is effective for periods beginning after December 15, 2011. We do not expect the provisions of this update to have any impact on our Consolidated Financial Statements.

Item 7A. Qualitative and Quantitative Disclosures about Market Risk

Currency

We are exposed to market risks due to changes in currency values, although the majority of our revenues and expenses are denominated in the U.S. dollar. The currency market risks include devaluations and other major currency fluctuations relative to the U.S. dollar, Euro, RMB or Mexican peso that could reduce the cost competitiveness of our products compared to foreign competition.

Interest Rates

We have an Interest Rate Agreement (Rate Agreement) with respect to $80.0 million of debt in order to convert a portion of the Senior Secured Notes fixed rate debt into floating rate debt and maintain a capital structure containing appropriate amounts of fixed and floating rate debt. The interest rate for our borrowings related to the Rate Agreement at December 31, 2011 is 7.74 percent per year. The Rate Agreement expires on February 15, 2015. Total remaining Senior Secured Notes not covered by the Rate Agreement have a fixed interest rate of 10.0 percent. If the counterparty to the Rate Agreement were to fail to perform, the Rate Agreement would no longer provide the desired results. However, we do not anticipate nonperformance by the counterparty, which was rated AA- as of December 31, 2011, by Standard and Poor's.

Natural Gas

We are also exposed to market risks associated with changes in the price of natural gas. We use commodity futures contracts related to forecasted future natural gas requirements of our manufacturing operations in North America. The objective of these futures contracts is to limit the fluctuations in prices paid and potential volatility in earnings or cash flows from price movements in the underlying natural gas commodity. We consider the forecasted natural gas requirements of our manufacturing operations in determining the quantity of natural gas to hedge. We combine the forecasts with historical observations to establish the percentage of forecast to be hedged, typically ranging from 40 percent to 70 percent of our anticipated requirements up to six quarters in the future. For our natural gas requirements that are not hedged, we are subject to changes in the price of natural gas, which affect our earnings. If the counterparties to these futures contracts were to fail to perform, we would no longer be protected from natural gas fluctuations by the futures contracts. However, we do not anticipate nonperformance by these counterparties. All counterparties were rated BBB+ or better by Standard and Poor's as of December 31, 2011.

Retirement Plans

We are exposed to market risks associated with changes in the various capital markets. Changes in long-term interest rates affect the discount rate that is used to measure our benefit obligations and related expense. Changes in the equity and debt securities markets affect the performance of our pension plans' asset performance and related pension expense. Sensitivity to these key market risk factors is as follows:

- A change of 1.0 percent in the discount rate would change our total annual pension and nonpension postretirement expense by approximately $4.5 million.
- A change of 1.0 percent in the expected long-term rate of return on plan assets would change annual pension expense by approximately $2.4 million.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Libbey Inc.

We have audited the accompanying consolidated balance sheets of Libbey Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Libbey Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Libbey Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Toledo, Ohio
March 14, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Libbey Inc.

We have audited Libbey Inc.'s internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Libbey Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Libbey Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Libbey Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2011 and our report dated March 14, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Toledo, Ohio
March 14, 2012

Libbey Inc.
Consolidated Balance Sheets

December 31, (dollars in thousands, except per-share amounts)	Footnote Reference	2011	2010
ASSETS			
Cash and cash equivalents		$ 58,291	$ 76,258
Accounts receivable — net	(note 3)	88,045	92,101
Inventories — net	(note 3)	145,859	148,146
Prepaid and other current assets	(notes 3 & 8)	9,701	6,437
Total current assets		301,896	322,942
Pension asset	(note 9)	17,485	12,767
Purchased intangible assets — net	(note 4)	21,200	23,134
Goodwill	(note 4)	166,572	169,340
Derivative asset	(notes 13 & 15)	3,606	2,589
Other assets	(notes 3 & 8)	14,674	17,802
Total other assets		223,537	225,632
Property, plant and equipment — net	(notes 5 & 7)	264,718	270,397
Total assets		$ 790,151	$ 818,971
LIABILITIES AND SHAREHOLDERS' EQUITY			
Notes payable	(note 6)	$ 339	$ —
Accounts payable		58,759	59,095
Salaries and wages		34,834	32,087
Accrued liabilities	(note 3)	53,927	51,979
Accrued income taxes	(note 8)	—	3,121
Pension liability (current portion)	(note 9)	5,990	2,330
Non-pension postretirement benefits (current portion)	(note 10)	4,721	5,017
Derivative liability	(notes 13 & 15)	3,390	3,392
Deferred income taxes	(note 8)	3,340	—
Long-term debt due within one year	(note 6)	3,853	3,142
Total current liabilities		169,153	160,163
Long-term debt	(note 6)	393,168	443,983
Pension liability	(note 9)	122,145	115,521
Non-pension postretirement benefits	(note 10)	68,496	67,737
Deferred income taxes	(note 8)	—	8,376
Derivative liability	(notes 13 & 15)	298	—
Other long-term liabilities	(note 3)	9,111	11,925
Total liabilities		762,371	807,705
Shareholders' equity:			
Common stock, par value $.01 per share, 50,000,000 shares authorized, 20,342,342 shares issued in 2011 (19,682,506 shares issued in 2010)		203	197
Capital in excess of par value (includes warrants of $0 and $1,034 in 2011 and 2010, respectively, and 0 shares and 485,309 shares in 2011 and 2010, respectively)		310,985	300,692
Retained deficit		(155,036)	(178,677)
Accumulated other comprehensive loss	(note 14)	(128,372)	(110,946)
Total shareholders' equity		27,780	11,266
Total liabilities and shareholders' equity		$ 790,151	$ 818,971

See accompanying notes

Libbey Inc.
Consolidated Statements of Operations

Year ended December 31, (dollars in thousands, except per share amounts)	Footnote Reference	2011	2010	2009
Net sales	(note 2)	$ 817,056	$ 799,794	$ 748,635
Freight billed to customers		2,396	1,790	1,605
Total revenues		819,452	801,584	750,240
Cost of sales	(notes 2 & 7)	650,713	633,571	617,095
Gross profit		168,739	168,013	133,145
Selling, general and administrative expenses		105,545	97,390	94,900
Special charges	(note 7)	(281)	1,802	1,631
Income from operations		63,475	68,821	36,614
(Loss) gain on redemption of debt	(note 6)	(2,803)	58,292	—
Other income (expense)	(notes 7 & 17)	8,031	(274)	4,053
Earnings before interest and income taxes		68,703	126,839	40,667
Interest expense	(note 6)	43,419	45,171	66,705
Income (loss) before income taxes		25,284	81,668	(26,038)
Provision for income taxes	(note 8)	1,643	11,582	2,750
Net income (loss)		$ 23,641	$ 70,086	$ (28,788)
Net income (loss) per share:				
Basic	(note 11)	$ 1.17	$ 3.97	$ (1.90)
Diluted	(note 11)	$ 1.14	$ 3.51	$ (1.90)
Weighted average shares:				
Outstanding	(note 11)	20,170	17,668	15,149
Diluted	(note 11)	20,808	19,957	15,149

See accompanying notes

Libbey Inc.
Consolidated Statements of Shareholders' Equity (Deficit)

(dollars in thousands, except share amounts)	Common Stock Amount[(1)]	Capital in Excess of Par Value	Treasury Stock Amount [(1)]	Retained Deficit	Accumulated Other Comprehensive Loss (note 14)	Total
Balance December 31, 2008	$ 187	$ 309,275	$ (106,411)	$ (145,154)	$ (115,786)	$ (57,889)
Comprehensive loss:						
Net loss				(28,788)		(28,788)
Effect of derivatives - net of tax					12,440	12,440
Pension and other postretirement benefit adjustments - net of tax (notes 9 and 10)					(13,479)	(13,479)
Effect of exchange rate fluctuation					1,101	1,101
Total comprehensive loss (note 14)						(28,726)
Stock compensation expense (note 12)		2,419				2,419
Equity issuance costs (note 6)		(1,800)				(1,800)
Stock issued from treasury		(148)	36,113	(31,402)		4,563
Issuance of warrants (note 6)		14,526				14,526
Balance December 31, 2009	187	324,272	(70,298)	(205,344)	(115,724)	(66,907)
Comprehensive income:						
Net income				70,086		70,086
Effect of derivatives - net of tax					3,049	3,049
Pension and other postretirement benefit adjustments - net of tax (notes 9 and 10)					9,722	9,722
Effect of exchange rate fluctuation					(7,993)	(7,993)
Total comprehensive income (note 14)						74,864
Stock compensation expense (note 12)		3,496				3,496
Equity issuance costs (note 6)		145				145
Stock issued from treasury		(1,495)	2,302	(1,262)		(455)
Stock issued		88				88
Exercise of warrants (note 6)	10	(25,814)	67,996	(42,157)		35
Balance December 31, 2010	197	300,692	—	(178,677)	(110,946)	11,266
Comprehensive income:						
Net income				23,641		23,641
Effect of derivatives - net of tax					(1,249)	(1,249)
Pension and other postretirement benefit adjustments- net of tax (notes 9 and 10)					(14,833)	(14,833)
Effect of exchange rate fluctuation					(1,344)	(1,344)
Total comprehensive income (note 14)						6,215
Stock compensation expense (note 12)		5,016				5,016
Stock issued	1	(177)				(176)
Exercise of warrants (note 6)	5	5,454				5,459
Balance December 31, 2011	$ 203	$ 310,985	$ —	$ (155,036)	$ (128,372)	$ 27,780

(1) Share amounts are as follows:

	Common Stock Shares	Treasury Stock Shares	Total
Balance December 31, 2008	18,697,630	(3,967,486)	14,730,144
Stock issued from treasury (note 2)	—	1,367,717	1,367,717
Balance December 31, 2009	18,697,630	(2,599,769)	16,097,861
Warrants exercised (note 2)	980,222	2,486,634	3,466,856
Stock issued (note 2)	4,654	113,135	117,789
Balance December 31, 2010	19,682,506	—	19,682,506
Warrants exercised	485,309	—	485,309
Stock issued	174,527	—	174,527
Balance December 31, 2011	20,342,342	—	20,342,342

See accompanying notes

Libbey Inc.
Consolidated Statements of Cash Flows

Year ended December 31, (dollars in thousands)	Footnote Reference	2011	2010	2009
Operating activities:				
Net income (loss)		$ 23,641	$ 70,086	$ (28,788)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	(notes 4 & 5)	42,188	41,115	43,166
(Gain) loss on asset sales and disposals		(5,941)	3,039	323
Change in accounts receivable		3,076	(11,210)	(6,430)
Change in inventories		(221)	(6,654)	40,834
Change in accounts payable		403	4,955	3,828
Accrual of interest on old PIK notes	(note 6)	—	—	11,916
Income taxes	(note 8)	(11,200)	1,801	(93)
Restructuring charges	(note 7)	(828)	811	(1,728)
Gain on redemption of new PIK notes	(note 6)	—	(71,693)	—
Payment of interest on new PIK notes	(note 6)	—	(29,400)	—
Call premium on senior notes and floating rate notes	(note 6)	1,203	8,415	—
Write-off of bank fees & discounts on old ABL and floating rate notes	(note 6)	1,600	4,986	—
Pension & non-pension postretirement benefits	(notes 9 & 10)	(9,074)	5,200	5,331
Accrued interest and amortization of discounts, warrants and finance fees		3,047	17,391	12,945
Accrued liabilities & prepaid expenses		1,917	3,344	14,920
Share-based compensation expense		5,016	3,496	2,419
Other operating activities		524	2,017	3,505
Net cash provided by operating activities		55,351	47,699	102,148
Investing activities:				
Additions to property, plant and equipment		(41,420)	(28,247)	(17,005)
Net proceeds from sale of Traex	(note 17)	12,478	—	—
Proceeds from asset sales and other		5,222	—	265
Net cash used in investing activities		(23,720)	(28,247)	(16,740)
Financing activities:				
Net repayments on ABL credit facility	(note 6)	—	—	(34,169)
Other repayments	(note 6)	(14,108)	(10,610)	(5,225)
Other borrowings	(note 6)	365	215	—
Floating rate notes payments	(note 6)	—	(306,000)	—
Senior note payments	(note 6)	(40,000)	—	—
Call premium on senior notes and floating rate notes	(note 6)	(1,203)	(8,415)	—
PIK note payment	(note 6)	—	(51,031)	—
Proceeds from senior secured notes	(note 6)	—	392,328	—
Proceeds from exercise of warrants		5,459	—	—
Stock options exercised		482	57	—
Debt issuance costs and other	(note 6)	(463)	(14,256)	(4,171)
Net cash (used in) provided by financing activities		(49,468)	2,288	(43,565)
Effect of exchange rate fluctuations on cash		(130)	(571)	(58)
(Decrease) increase in cash		(17,967)	21,169	41,785
Cash & cash equivalents at beginning of year		76,258	55,089	13,304
Cash & cash equivalents at end of year		$ 58,291	$ 76,258	$ 55,089
Supplemental disclosure of cash flow information:				
Cash paid during the year for interest		$ 40,025	$ 27,822	$ 39,221
Cash paid during the year for income taxes		$ 10,230	$ 8,830	$ 3,133

Supplemental disclosure of non-cash financing activities:

On October 28, 2009, we issued notes to an investor for approximately $80.4 million, along with 933,145 shares of company stock and warrants to purchase an additional 3,466,856 shares of company stock at $0.01 per share, in exchange for existing notes with a balance of approximately $160.9 million. During 2010, we redeemed our PIK notes, resulting in the recognition of a gain of $71.7 million. The gain was offset by $13.4 million of expenses related to the refinancing of the floating rate notes, resulting in a net gain of $58.3 million on the Consolidated Statements of Operations. See note 6 for further information on this transaction.

See accompanying notes

Libbey Inc.
Notes to Consolidated Financial Statements

1. Description of the Business

Libbey is the leading producer of glass tableware products in the Western Hemisphere, in addition to supplying key markets throughout the world. We produce glass tableware in five countries and sell to customers in over 100 countries. We have the largest manufacturing, distribution and service network among glass tableware manufacturers in the Western Hemisphere and are one of the largest glass tableware manufacturers in the world. We design and market an extensive line of high-quality glass tableware, ceramic dinnerware, metal flatware, hollowware and serveware to a broad group of customers in the foodservice, retail and business-to-business markets. We own and operate two glass tableware manufacturing plants in the United States as well as glass tableware manufacturing plants in the Netherlands (Libbey Holland), Portugal (Libbey Portugal), China (Libbey China) and Mexico (Libbey Mexico). Until April 28, 2011, we also owned and operated a plastics plant in Wisconsin. On April 28, 2011, we sold substantially all of the assets of our plastics product line, Traex, to the Vollrath Company (see note 17 for discussion on this transaction). Prior to April 2009, we owned and operated a ceramic dinnerware plant in New York (see note 7 on closure effective April, 2009). In addition, we import products from overseas in order to complement our line of manufactured items. The combination of manufacturing and procurement allows us to compete in the global tableware market by offering an extensive product line at competitive prices.

2. Significant Accounting Policies

Basis of Presentation The Consolidated Financial Statements include Libbey Inc. and its majority-owned subsidiaries (collectively, Libbey or the Company). Our fiscal year end is December 31st. All material intercompany accounts and transactions have been eliminated. The preparation of financial statements and related disclosures in conformity with United States generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ materially from management's estimates.

Consolidated Statements of Operations Net sales in our Consolidated Statements of Operations include revenue earned when products are shipped and title and risk of loss have passed to the customer. Revenue is recorded net of returns, discounts and incentives offered to customers. Cost of sales includes cost to manufacture and/or purchase products, warehouse, shipping and delivery costs and other costs.

Revenue Recognition Revenue is recognized when products are shipped and title and risk of loss have passed to the customer. Revenue is recorded net of returns, discounts and incentives offered to customers. We estimate returns, discounts and incentives at the time of sale based on the terms of the agreements, historical experience and forecasted sales. We continually evaluate the adequacy of these methods used to estimate returns, discounts and incentives.

Cash and cash equivalents We consider all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with various financial institutions.

Accounts Receivable and Allowance for Doubtful Accounts We record trade receivables when revenue is recorded in accordance with our revenue recognition policy and relieve accounts receivable when payments are received from customers. The allowance for doubtful accounts is established through charges to the provision for bad debts. We regularly evaluate the adequacy of the allowance for doubtful accounts based on historical trends in collections and write-offs, our judgment as to the probability of collecting accounts and our evaluation of business risk. This evaluation is inherently subjective, as it requires estimates that are susceptible to revision as more information becomes available. Accounts are determined to be uncollectible when the debt is deemed to be worthless or only recoverable in part and are written off at that time through a charge against the allowance.

Inventory Valuation Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method is used for our U.S. glass inventories, which represented 31.3 percent and 31.8 percent of our total inventories in 2011 and 2010, respectively. The remaining inventories are valued using either the first-in, first-out (FIFO) or average cost method. For those inventories valued on the LIFO method, the excess of FIFO cost over LIFO, was $15.7 million and $16.5 million in 2011 and 2010, respectively. Cost includes the cost of materials, direct labor, in-bound freight and the applicable share of manufacturing overhead.

Purchased Intangible Assets and Goodwill Financial Accounting Standards Board Accounting Standards Codification™

("FASB ASC") Topic 350 - "Intangibles-Goodwill and other" ("FASB ASC 350") requires goodwill and purchased indefinite life intangible assets to be reviewed for impairment annually, or more frequently if impairment indicators arise. Intangible assets with lives restricted by contractual, legal or other means will continue to be amortized over their useful lives. As of October 1st of each year, we update our separate impairment evaluations for both goodwill and indefinite life intangible assets. In 2011, 2010 and 2009, our October 1st assessment did not indicate any impairment of goodwill or indefinite life intangibles. There were also no indicators of impairment at December 31, 2011. For further disclosure on goodwill and intangibles, see note 4.

Software We account for software in accordance with FASB ASC 350. Software represents the costs of internally developed and purchased software packages for internal use. Capitalized costs include software packages, installation and/or internal labor costs. These costs generally are amortized over a five-year period.

Property, Plant and Equipment Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 3 to 14 years for equipment and furnishings and 10 to 40 years for buildings and improvements. Maintenance and repairs are expensed as incurred.

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Measurement of an impairment loss for long-lived assets that we expect to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. In 2010, we wrote down decorating assets in our Shreveport, Louisiana facility as a result of our decision to outsource our U.S. decorating business and certain after-processing equipment within our Glass Operations segment. Due to the announcement of our closure of our Syracuse China manufacturing facility and our Mira Loma distribution center, we wrote down the values of certain assets to fair value in 2008 and recorded adjustments to these write-downs in 2009 and 2010. See notes 5 and 7 for further disclosure.

Self-Insurance Reserves Self-Insurance reserves reflect the estimated liability for group health and workers' compensation claims not covered by third-party insurance. We accrue estimated losses based on actuarial models and assumptions as well as our historical loss experience. Workers' compensation accruals are recorded at the estimated ultimate payout amounts based on individual case estimates. In addition, we record estimates of incurred-but-not-reported losses based on actuarial models.

Pension and Nonpension Postretirement Benefits We account for pension and nonpension postretirement benefits in accordance with FASB ASC Topic 758 - "Compensation-Retirement Plans" ("FASB ASC 758"). FASB ASC 758 requires recognition of the over-funded or under-funded status of pension and other postretirement benefit plans on the balance sheet. Under FASB ASC 758, gains and losses, prior service costs and credits and any remaining prior transaction amounts that have not yet been recognized through net periodic benefit cost are recognized in accumulated other comprehensive loss, net of tax effect where appropriate.

The U.S. pension plans cover most hourly U.S.-based employees (excluding new hires at Shreveport after 2008 and at Toledo after September 30, 2010) and those salaried U.S.-based employees hired before January 1, 2006. The non-U.S. pension plans cover the employees of our wholly-owned subsidiaries Libbey Holland, Libbey Mexico, and our Canadian employees. For further discussion see note 9.

We also provide certain postretirement health care and life insurance benefits covering substantially all U.S. and Canadian salaried and non-union hourly employees hired before January 1, 2004 and a majority of our union hourly employees (excluding employees hired at Shreveport after 2008 and at Toledo after September 30, 2010). Employees are generally eligible for benefits upon reaching a certain age and completion of a specified number of years of creditable service. Benefits for most hourly retirees are determined by collective bargaining. Under a cross-indemnity agreement, Owens-Illinois, Inc. assumed liability for the nonpension postretirement benefit of our retirees who had retired as of June 24, 1993. Therefore, the benefits related to these retirees are not included in our liability. For further discussion see note 10.

Income Taxes Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax attribute carry-forwards. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. FASB ASC Topic 740, "Income Taxes," requires that a valuation allowance be recorded when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Deferred income tax assets and liabilities are determined separately for each tax jurisdiction in which we conduct our operations or otherwise incur taxable income or losses. In the United States, China, the Netherlands and Portugal, we have

recorded valuation allowances against our deferred income tax assets. For further discussion see note 8.

Derivatives We account for derivatives in accordance with FASB ASC Topic 815 "Derivatives and Hedging" ("FASB ASC 815"). We hold derivative financial instruments to hedge certain of our interest rate risks associated with long-term debt, commodity price risks associated with forecasted future natural gas requirements and foreign exchange rate risks associated with occasional transactions denominated in a currency other than the U.S. dollar. These derivatives (except for the foreign currency contracts) qualify for hedge accounting since the hedges are highly effective, and we have designated and documented contemporaneously the hedging relationships involving these derivative instruments. While we intend to continue to meet the conditions for hedge accounting, if hedges do not qualify as highly effective or if we do not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings. Cash flows from fair value hedges of debt and short-term forward exchange contracts are classified as an operating activity. Cash flows of currency swaps, interest rate swaps, and commodity futures contracts are classified as operating activities. See additional discussion at note 13.

Foreign Currency Translation Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment, where that local currency is the functional currency, are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments directly recorded to a separate component of accumulated other comprehensive loss. Income and expense accounts are translated at average exchange rates during the year. The effect of exchange rate changes on transactions denominated in currencies other than the functional currency is recorded in other income (expense). Gain (loss) on currency translation was $(0.3) million, $0.1 million and $2.8 million for the year ended December 31, 2011, 2010 and 2009, respectively.

Stock-Based Compensation Expense We account for stock-based compensation expense in accordance with FASB ASC Topic 718, "Compensation — Stock Compensation," ("FASB ASC 718") and FASB ASC Topic 505-50, "Equity-Based Payments to Non-Employees"("FASB ASC 505-50"). Stock-based compensation cost is measured based on the fair value of the equity instruments issued. FASB ASC Topics 718 and 505-50 apply to all of our outstanding unvested stock-based payment awards. Stock-based compensation expense charged to the Consolidated Statement of Operations was a pre-tax charge of $5.0 million, $3.5 million and $2.4 million for 2011, 2010 and 2009, respectively. Non-cash compensation charges of $1.7 million related to accelerated vesting of previously issued equity compensation was included in 2011. See note 12 for additional information.

Research and Development Research and development costs are charged to selling, general and administrative expense in the Consolidated Statements of Operations when incurred. Expenses for 2011, 2010 and 2009, respectively, were $3.1 million, $2.6 million and $2.0 million.

Advertising Costs We expense all advertising costs as incurred, and the amounts were immaterial for all periods presented.

Computation of Income Per Share of Common Stock Basic net income per share of common stock is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income per share of common stock is computed using the weighted average number of shares of common stock outstanding and dilutive potential common share equivalents during the period.

Treasury Stock Treasury stock purchases are recorded at cost. During 2011, 2010 and 2009, we did not purchase any treasury stock. There were no treasury stock issuances during 2011. During 2010 and 2009, we issued 2,599,769 and 1,367,717 shares from treasury stock at an average cost of $27.04 and $26.40, respectively. The shares issued from treasury stock in 2009 were primarily for common stock given to the PIK Notes holder in the October 2009 debt exchange. The shares issued in 2010 from treasury stock were primarily attributable to the exercise of warrants related to our refinancing activities in 2010. See note 6 for further information.

Reclassifications Certain amounts in prior years' financial statements have been reclassified to conform to the presentation used in the year ended December 31, 2011. We revised the classification of the call premium on the senior notes and the floating rate notes and included the cash flow effect within the financing activities.

New Accounting Standards

In May 2011, the FASB issued Accounting Standards Update 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" (ASU 2011-04). ASU 2011-04 explains how to measure fair value and improves the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and IFRS. ASU 2011-04 does not require additional fair

value measurements, and it is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The provisions of this update are effective for periods beginning after December 15, 2011. We do not expect the provisions of this update to have any impact on our Consolidated Financial Statements.

In June 2011, the FASB issued Accounting Standards Update 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income" (ASU 2011-05). This ASU requires companies to present items of net income, items of other comprehensive income and total comprehensive income in one continuous statement or two separate but consecutive statements. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011 with early adoption permitted. In December 2011, ASU 2011-05 was modified by the issuance of Accounting Standards Update 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05" (ASU 2011-12) which defers certain paragraphs of ASU 2011-05 that would require reclassifications of items from other comprehensive income to net income by component of net income and by component of other comprehensive income. We do not expect the adoption of these ASU's to have a material impact on our Consolidated Financial Statements.

In September 2011, the FASB issued Accounting Standards Update 2011-08, "Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment" (ASU 2011-08). ASU 2011-08 allows for an option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit exceeds its carrying amount. If the qualitative factors results in the fair value exceeding the carrying value of a reporting unit, then performing the two-step impairment test is unnecessary. This update is effective for periods beginning after December 15, 2011. We do not expect the provisions of this update to have any impact on our Consolidated Financial Statements.

3. Balance Sheet Details

The following table provides detail of selected balance sheet items:

December 31, (dollars in thousands)	2011	2010
Accounts receivable:		
Trade receivables	$ 86,523	$ 90,899
Other receivables	1,522	1,202
Total accounts receivable, less allowances of $5,307 and $5,518	$ 88,045	$ 92,101
Inventories:		
Finished goods	$ 129,091	$ 132,169
Work in process	1,132	653
Raw materials	4,369	4,444
Repair parts	9,778	9,496
Operating supplies	1,489	1,384
Total inventories, less allowances of $4,808 and $4,658	$ 145,859	$ 148,146
Prepaid and other current assets:		
Value added tax	$ 1,834	$ 1,332
Prepaid expenses	4,653	4,822
Refundable, deferred and prepaid income taxes	3,107	283
Derivative asset	107	—
Total prepaid and other current assets	$ 9,701	$ 6,437
Other assets:		
Deposits	$ 733	$ 904
Finance fees — net of amortization	9,427	13,012
Deferred taxes	567	—
Other assets	3,947	3,886
Total other assets	$ 14,674	$ 17,802
Accrued liabilities:		
Accrued incentives	$ 16,621	$ 15,060
Workers compensation	8,484	9,608
Medical liabilities	3,607	3,785
Interest	13,008	14,416
Commissions payable	1,137	904
Contingency liability	2,719	—
Restructuring charges	—	768
Other accrued liabilities	8,351	7,438
Total accrued liabilities	$ 53,927	$ 51,979
Other long-term liabilities:		
Deferred liability	$ 4,070	$ 4,622
Other long-term liabilities	5,041	7,303
Total other long-term liabilities	$ 9,111	$ 11,925

4. Purchased Intangible Assets and Goodwill

Purchased Intangibles

Changes in purchased intangibles balances are as follows:

(dollars in thousands)	2011	2010
Beginning balance	$ 23,134	$ 24,861
Amortization	(1,189)	(1,333)
Disposal, related to sale of Traex assets.	(643)	—
Foreign currency impact	(102)	(394)
Ending balance	$ 21,200	$ 23,134

Purchased intangible assets are composed of the following:

December 31, (dollars in thousands)	2011	2010
Indefinite life intangible assets	$ 12,274	$ 12,923
Definite life intangible assets, net of accumulated amortization of $12,942 and $12,123	8,926	10,211
Total	$ 21,200	$ 23,134

Amortization expense for definite life intangible assets was $1.2 million, $1.3 million and $1.4 million for years 2011, 2010 and 2009, respectively.

Indefinite life intangible assets are composed of trade names and trademarks that have an indefinite life and are therefore individually tested for impairment on an annual basis, or more frequently in certain circumstances where impairment indicators arise, in accordance with FASB ASC 350. Our measurement date for impairment testing is October 1st of each year. When performing our test for impairment of individual indefinite life intangible assets, we use a relief from royalty method to determine the fair market value that is compared to the carrying value of the indefinite life intangible asset. The inputs used for this analysis are considered as Level 3 inputs in the fair value hierarchy. See note 15 for further discussion of the fair value hierarchy. Our October 1st review for 2011 and 2010 did not indicate impairment of our indefinite life intangible assets. There were also no indicators of impairment at December 31, 2011.

The remaining definite life intangible assets at December 31, 2011 primarily consist of customer relationships that are amortized over a period ranging from 13 to 20 years. The weighted average remaining life on the definite life intangible assets is 8.4 years at December 31, 2011.

Future estimated amortization expense of definite life intangible assets is as follows (dollars in thousands):

2012	2013	2014	2015	2016
$1,080	$1,080	$1,080	$1,080	$1,080

Goodwill

Changes in goodwill balances are as follows:

(dollars in thousands)	2011 Glass Operations	2011 Other Operations	2011 Total	2010 Glass Operations	2010 Other Operations	2010 Total
Beginning balance:						
Goodwill	$ 164,457	$ 19,758	$ 184,215	$ 163,437	$ 19,758	$ 183,195
Accumulated impairment losses	(9,434)	(5,441)	(14,875)	(9,434)	(5,441)	(14,875)
	155,023	14,317	169,340	154,003	14,317	168,320
Other	—	(2,768)	(2,768)	1,020	—	1,020
Ending balance:						
Goodwill	164,457	16,990	181,447	164,457	19,758	184,215
Accumulated impairment losses	(9,434)	(5,441)	(14,875)	(9,434)	(5,441)	(14,875)
Net ending balance	$ 155,023	$ 11,549	$ 166,572	$ 155,023	$ 14,317	$ 169,340

Other, in the table above, relates to the sale of substantially all of the assets of Traex in 2011, and 2010 relates to income tax adjustments affecting the fair value of assets acquired and liabilities assumed related to the Libbey Mexico acquisition.

Goodwill impairment tests are completed for each reporting unit on an annual basis, or more frequently in certain circumstances where impairment indicators arise. The inputs used for this analysis are considered as Level 3 inputs in the fair value hierarchy. See note 15 for further discussion of the fair value hierarchy. When performing our test for impairment, we use an approach which includes a discounted cash flow analysis, incorporating the weighted average cost of capital of a hypothetical third party buyer to compute the fair value of each reporting unit. The fair value is then compared to the carrying value. To the extent that fair value exceeds the carrying value, no impairment exists. However, to the extent the carrying value exceeds the fair value, we compare the implied fair value of goodwill to its book value to determine if an impairment should be recorded. Our annual review was performed as of October 1st for each year presented, and our review for 2011 and 2010 did not indicate an impairment of goodwill. There were also no indicators of impairment at December 31, 2011.

5. Property, Plant and Equipment

Property, plant and equipment consists of the following:

December 31, (dollars in thousands)	2011	2010
Land	$ 19,845	$ 21,534
Buildings	89,873	90,666
Machinery and equipment	437,320	438,965
Furniture and fixtures	13,663	13,774
Software	20,893	21,499
Construction in progress	14,595	11,609
Gross property, plant and equipment	596,189	598,047
Less accumulated depreciation	331,471	327,650
Net property, plant and equipment	$ 264,718	$ 270,397

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 3 to 14 years for equipment and 10 to 40 years for buildings and improvements. Software consists of internally developed and purchased software packages for internal use. Capitalized costs include software packages, installation, and/or certain internal labor costs. These costs are generally amortized over a five-year period. Depreciation expense was $40.9 million, $39.8 million and $41.7 million for the years 2011, 2010 and 2009, respectively.

During 2011, we wrote down unutilized fixed assets within our Glass Operations segment. The non-cash charge of $0.8 million

was included in cost of sales on the Consolidated Statements of Operations.

In 2010, we wrote down decorating assets in our Shreveport, Louisiana facility as a result of our decision to outsource our U.S. decorating business. A non-cash charge of $0.4 million was recorded in special charges on the Consolidated Statements of Operations. In addition, in 2010, we wrote down certain after-processing equipment within our Glass Operations segment that was no longer being used in our production process. A non-cash charge of $2.7 million was recorded in cost of sales on the Consolidated Statements of Operations. During 2011, we received a $1.0 million credit from the supplier of this equipment. Also in 2010, we recorded a $0.6 million reduction in the carrying value of our land at the Syracuse China manufacturing facility that was recorded in special charges on the Consolidated Statements of Operations. See note 7 for further discussion of these restructuring charges.

6. Borrowings

On March 25, 2011, Libbey Glass redeemed an aggregate principal amount of $40.0 million of its outstanding 10.0 percent Senior Secured Notes due 2015, on a pro rata basis in accordance with the terms of the New Notes Indenture. Pursuant to the terms of the New Notes Indenture, the redemption price for the Senior Secured Notes was 103.0 percent of the principal amount of the redeemed Senior Secured Notes, plus accrued and unpaid interest. At completion of the redemption, the aggregate principal amount of the Senior Secured Notes outstanding was $360.0 million. In conjunction with this redemption, we recorded $2.8 million of expense, representing $1.2 million for an early call premium and $1.6 million for the write off of a pro rata amount of financing fees and discounts.

On February 8, 2010, we completed the refinancing of substantially all of the existing indebtedness of our wholly-owned subsidiaries Libbey Glass and Libbey Europe B.V. The refinancing included:

- the entry into an amended and restated credit agreement with respect to our ABL Facility;
- the issuance of $400.0 million in aggregate principal amount of 10.0 percent Senior Secured Notes of Libbey Glass due 2015;
- the repurchase and cancellation of all of Libbey Glass's then outstanding $306.0 million in aggregate principal amount of floating rate notes; and
- the redemption of all of Libbey Glass's then outstanding $80.4 million in aggregate principal amount 16.0 percent payment-in-kind notes (New PIK Notes).

We used the proceeds of the offering of the Senior Secured Notes, together with cash on hand, to fund the repurchase of the floating rate notes, the redemption of the New PIK Notes and to pay certain related fees and expenses. Upon completion of the refinancing, we recorded a gain of $71.7 million related to the redemption of the New PIK Notes. This gain was partially offset by $13.4 million representing a write-off of bank fees, discounts and a call premium on the floating rate notes, resulting in a net gain of $58.3 million as shown on the Consolidated Statements of Operations.

Concurrently with the issuance of the original PIK Notes (Old PIK Notes) in 2006, we issued, to the holder of the Old PIK Notes, detachable warrants to purchase 485,309 shares of Libbey Inc. common stock (Warrants) at an exercise price of $11.25 per share. These warrants, which do not have voting rights, were exercised in November, 2011 for approximately $5.5 million.

On October 28, 2009, we entered into a transaction with Merrill Lynch PCG, Inc. (the "Investor") to exchange the existing 16.0 percent Old PIK Notes due in December 2011, for a combination of debt and equity securities (Exchange Transaction). Pursuant to the Exchange Transaction, Old PIK Notes having an outstanding principal balance of approximately $160.9 million were exchanged for new Senior Subordinated Secured Notes due in June 2021 (New PIK Notes) having a principal amount of approximately $80.4 million, together with common stock and warrants in Libbey Inc. Interest due under the New PIK Notes was to accrue at zero percent until the date (FRN Redemption Date) that is the first to occur of (a) December 10, 2010 or (b) the date on which the Senior Notes due 2011 were redeemed or paid in full. If the New PIK Notes remained outstanding at the FRN Redemption Date, interest under the New PIK Notes would accrue at the rate of 16.0 percent per annum and be payable semi-annually in cash or in additional New PIK Notes, at the option of Libbey Glass.

Management evaluated the application of FASB ASC 470-50, "Modifications and Extinguishments" and FASB ASC 470-60, "Troubled Debt Restructuring by Debtors" and concluded that the Exchange Transaction constituted a troubled debt restructuring, rather than a debt modification or extinguishment. Under FASB ASC 470-60, the carrying value of the New PIK Notes was $150.6 million which was comprised of the $80.4 million principal amount and an excess carrying amount of $70.2 million. $2.7 million of costs associated with the Exchange Transaction were expensed in interest expense in 2009 on the Consolidated Statements of Operations. The remainder of the costs associated with the Exchange Transaction of $1.8 million

were related to the equity issued and were recorded in capital in excess of par value on the Consolidated Balance Sheets, and also as shown in the Consolidated Statement of Shareholders' Equity (Deficit).

As part of the Exchange Transaction, we also issued to the Investor 933,145 shares of Libbey Inc. common stock and warrants (Series I Warrants) conveying the right to purchase, for $0.01 per share, an additional 3,466,856 shares of the Company's common stock. The amount allocated to the Series I Warrants was recorded in capital in excess of par value, with the offset recorded against the carrying value of the New PIK Notes. Collectively this represented approximately 22.5 percent of the Company's common stock outstanding following the Exchange Transaction.

The additional 3.5 million shares were issued in August, 2010 as the warrant holder chose to exercise these warrants, and on August 18, 2010, we announced the closing of a secondary offering of these 4.4 million shares of our common stock on behalf of Merrill Lynch PCG, Inc., the selling stockholder, at a price to the public of $10.25 per share. The total offering size reflects the underwriters' exercise of their option to purchase an additional 573,913 shares of common stock, on the same terms and conditions, to cover over-allotments. We did not receive any proceeds from the offering. The fees of approximately $1.0 million related to this transaction were recorded as selling, general and administrative expense in the Consolidated Statements of Operations in 2010.

Borrowings consist of the following:

(dollars in thousands)	Interest Rate	Maturity Date	December 31, 2011	December 31, 2010
Borrowings under ABL Facility. .	floating	April 29, 2016	$ —	$ —
Senior Secured Notes	10.00% (1)	February 15, 2015	360,000	400,000
Promissory Note.	6.00%	January, 2012 to September, 2016	1,111	1,307
Notes Payable.	floating	January, 2012	339	—
RMB Loan Contract.	floating	July, 2013 to January, 2014	28,332	37,925
BES Euro Line	floating	December, 2012 to December, 2013	7,835	10,934
Total borrowings			397,617	450,166
Less — unamortized discount.			4,300	6,307
Plus — carrying value adjustment on debt related to the Interest Rate Agreement (1)			4,043	3,266
Total borrowings — net.			397,360	447,125
Less — long term debt due within one year			4,192	3,142
Total long-term portion of borrowings — net.			$ 393,168	$ 443,983

(1) See Interest Rate Agreements under "Senior Secured Notes" below and in note 13.

Annual maturities for all of our total borrowings for the next five years and beyond are as follows:

2012	2013	2014	2015	2016	Thereafter
$4,192	$23,381	$9,663	$360,219	$162	$—

Amended and Restated ABL Credit Agreement

Pursuant to the refinancing, Libbey Glass and Libbey Europe entered into an Amended and Restated Credit Agreement, dated as of February 8, 2010 and amended on April 29, 2011 (ABL Facility), with a group of five financial institutions. The ABL Facility provides for borrowings of up to $100.0 million (reduced from $110.0 million per the amendment on April 29, 2011), subject to certain borrowing base limitations, reserves and outstanding letters of credit.

All borrowings under the ABL Facility are secured by:

- a first-priority security interest in substantially all of the existing and future real and personal property of Libbey Glass and its domestic subsidiaries (Credit Agreement Priority Collateral);
- a first-priority security interest in:
    - 100 percent of the stock of Libbey Glass and 100 percent of the stock of substantially all of Libbey Glass's present and future direct and indirect domestic subsidiaries;
    - 100 percent of the non-voting stock of substantially all of Libbey Glass's first-tier present and future foreign subsidiaries; and

    - 65 percent of the voting stock of substantially all of Libbey Glass's first-tier present and future foreign subsidiaries
- a first priority security interest in substantially all proceeds and products of the property and assets described above; and
- a second-priority security interest in substantially all of the owned real property, equipment and fixtures in the United States of Libbey Glass and its domestic subsidiaries, subject to certain exceptions and permitted liens (New Notes Priority Collateral).

Additionally, borrowings by Libbey Europe under the ABL Facility are secured by:
- a first-priority lien on substantially all of the existing and future real and personal property of Libbey Europe and its Dutch subsidiaries; and
- a first-priority security interest in:
    - 100 percent of the stock of Libbey Europe and 100 percent of the stock of substantially all of the Dutch subsidiaries; and
    - 100 percent (or a lesser percentage in certain circumstances) of the outstanding stock issued by the first tier foreign subsidiaries of Libbey Europe and its Dutch subsidiaries.

Swingline borrowings are limited to $15.0 million, with swing line borrowings for Libbey Europe being limited to the US equivalent of $7.5 million. Loans comprising each CBFR (CB Floating Rate) Borrowing, including each Swingline Loan, bear interest at the CB Floating Rate plus the Applicable Rate, and euro-denominated swing line borrowings (Eurocurrency Loans) bear interest calculated at the Netherlands swing line rate, as defined in the ABL Facility. The Applicable Rates for CBFR Loans and Eurocurrency Loans vary depending on our aggregate remaining availability. The Applicable Rates for CBFR Loans and Eurocurrency Loans were 0.75 percent and 1.75 percent, respectively, at December 31, 2011. Libbey pays a quarterly Commitment Fee, as defined by the ABL Facility, on the total credit provided under the ABL Facility. The Commitment Fee was 0.375 percent at December 31, 2011. No compensating balances are required by the ABL Facility. The ABL Facility does not require compliance with a fixed charge coverage ratio covenant, unless aggregate unused availability falls below $10.0 million. If our aggregate unused ABL availability were to fall below $10.0 million, the fixed charge coverage ratio requirement would be 1:10 to 1:00. Libbey Glass and Libbey Europe have the option to increase the ABL Facility by $10.0 million. There were no Libbey Glass or Libbey Europe borrowings under the facility at December 31, 2011 or at December 31, 2010. Interest is payable on the last day of the interest period, which can range from one month to six months depending on the maturity of each individual borrowing on the facility.

The borrowing base under the ABL Facility is determined by a monthly analysis of the eligible accounts receivable and inventory. The borrowing base is the sum of (a) 85 percent of eligible accounts receivable and (b) the lesser of (i) 85 percent of the net orderly liquidation value (NOLV) of eligible inventory, (ii) 65 percent of eligible inventory, or (iii) $75.0 million.

The available total borrowing base is offset by ERISA, rent and tax reserves totaling $2.7 million and mark-to-market reserves for natural gas contracts of $3.6 million as of December 31, 2011. The ABL Facility also provides for the issuance of $30.0 million of letters of credit, which are applied against the $100.0 million limit. At December 31, 2011, we had $10.4 million in letters of credit outstanding under the ABL Facility. Remaining unused availability under the ABL Facility was $63.8 million at December 31, 2011, compared to $65.2 million under the ABL Facility at December 31, 2010.

Senior Secured Notes

On February 8, 2010, Libbey Glass closed its offering of the $400.0 million Senior Secured Notes. The net proceeds of the offering of Senior Secured Notes were approximately $379.8 million, after the 1.918 percent original issue discount of $7.7 million, $10.0 million of commissions payable to the initial purchasers and $2.5 million of fees related to the offering. These fees will be amortized to interest expense over the life of the notes.

The Senior Secured Notes were issued pursuant to an Indenture, dated February 8, 2010 (New Notes Indenture), between Libbey Glass, the Company, the domestic subsidiaries of Libbey Glass listed as guarantors therein (Subsidiary Guarantors and together with the Company, Guarantors), and The Bank of New York Mellon Trust Company, N.A., as trustee (New Notes Trustee), and collateral agent. Under the terms of the New Notes Indenture, the Senior Secured Notes bear interest at a rate of 10.0 percent per year and will mature on February 15, 2015. The New Notes Indenture contains covenants that restrict the ability of Libbey Glass and the Guarantors to, among other things:

- incur or guarantee additional indebtedness;
- pay dividends, make certain investments or other restricted payments;
- create liens;
- enter into affiliate transactions;

- merge or consolidate, or otherwise dispose of all or substantially all the assets of Libbey Glass and the Guarantors; and
- transfer or sell assets.

The New Notes Indenture provides for customary events of default. In the case of an event of default arising from bankruptcy or insolvency as defined in the New Notes Indenture, all outstanding Senior Secured Notes will become due and payable immediately without further action or notice. If any other event of default under the Indenture occurs or is continuing, the New Notes Trustee or holders of at least 25 percent in aggregate principal amount of the then outstanding Senior Secured Notes may declare all the Senior Secured Notes to be due and payable immediately.

The Senior Secured Notes and the related guarantees under the New Notes Indenture are secured by (i) first priority liens on the New Notes Priority Collateral and (ii) second priority liens on the Credit Agreement Priority Collateral.

In connection with the sale of the Senior Secured Notes, Libbey Glass and the Guarantors entered into a registration rights agreement, dated February 8, 2010 (Registration Rights Agreement), under which they agreed to make an offer to exchange the Senior Secured Notes and the related guarantees for registered, publicly tradable notes and guarantees that have substantially identical terms to the Senior Secured Notes and the related guarantees, and in certain limited circumstances, to file a shelf registration statement that would allow certain holders of Senior Secured Notes to resell their respective Senior Secured Notes to the public. On January 25, 2011, we exchanged $400.0 million aggregate principal amount of 10.0 percent Senior Secured Notes due 2015 for an equal principal amount of a new issue of 10.0 percent Senior Secured Notes due 2015, which have been registered under the Securities act of 1933, as amended.

Prior to August 15, 2012, we may redeem in the aggregate up to 35 percent of the original principal amount of Senior Secured Notes with the net cash proceeds of one or more equity offerings at a redemption price of 110 percent of the principal amount, provided that at least 65 percent of the original principal amount of the Senior Secured Notes must remain outstanding after each redemption and that each redemption occurs within 90 days of the closing of the equity offering. In addition, prior to August 15, 2012, but not more than once in any twelve-month period, we may redeem up to 10 percent of the Senior Secured Notes at a redemption price of 103 percent plus accrued and unpaid interest. The Senior Secured Notes are redeemable at our option, in whole or in part, at any time on or after August 15, 2012 at set redemption prices together with accrued and unpaid interest.

On March 25, 2011, Libbey Glass redeemed an aggregate principal amount of $40.0 million of the Senior Secured Notes in accordance with the terms of the New Notes Indenture. Pursuant to the terms of the New Notes Indenture, the redemption price for the Senior Secured Notes was 103.0 percent of the principal amount of the redeemed Senior Secured Notes, plus accrued and unpaid interest. At completion of the redemption, the aggregate principal amount of the Senior Secured Notes outstanding was $360.0 million. In conjunction with this redemption, we recorded $2.8 million of expense, representing $1.2 million for an early call premium and $1.6 million for the write off of a pro rata amount of financing fees and discounts.

We have an Interest Rate Agreement (Rate Agreement) in place with respect to $80.0 million of debt as a means to manage our fixed to variable interest rate ratio. The Rate Agreement effectively converts this portion of our long-term borrowings from fixed rate debt to variable rate debt. Prior to August 15, 2012, but not more than once in any twelve-month period, the counterparty may call up to 10 percent of the Rate Agreement at a call price of 103 percent. The Rate Agreement originally covered $100.0 million of our fixed rate debt, but the counterparty called $10.0 million in August 2010 and another $10.0 million in August 2011. The Rate Agreement is callable at the counterparty's option, in whole or in part, at any time on or after August 15, 2012 at set call premiums. The variable interest rate for our borrowings related to the Rate Agreement at December 31, 2011, excluding applicable fees, is 7.74 percent. This Rate Agreement expires on February 15, 2015. Total remaining Senior Secured Notes not covered by the Rate Agreement have a fixed interest rate of 10.0 percent per year through February 15, 2015. If the counterparty to this Rate Agreement were to fail to perform, this Rate Agreement would no longer afford us a variable rate. However, we do not anticipate non-performance by the counterparty. The interest rate swap counterparty was rated AA-, as of December 31, 2011, by Standard and Poor's.

The fair market value and related carrying value adjustment are as follows:

(dollars in thousands)	December 31, 2011	December 31, 2010
Fair market value of Rate Agreement - asset	$ 3,606	$ 2,536
Adjustment to increase the carrying value of the related long-term debt	$ 4,043	$ 3,266

The net impact recorded in other income (expense) on the Consolidated Statements of Operations is as follows:

For the year ended December 31, (dollars in thousands)	2011	2010	2009
Income (expense) on hedging activities in other income (expense)	$ 293	$ (730)	$ —

The fair value of the Rate Agreement is based on the market standard methodology of netting the discounted expected future fixed cash receipts and the discounted future variable cash payments. The variable cash payments are based on an expectation of future interest rates derived from observed market interest rate forward curves. See note 13 for further discussion.

Promissory Note

In September 2001, we issued a $2.7 million promissory note at an interest rate of 6.0 percent in connection with the purchase of our Laredo, Texas warehouse facility. At December 31, 2011 and December 31, 2010, we had $1.1 million and $1.3 million, respectively, outstanding on the promissory note. Principal and interest with respect to the promissory note are paid monthly.

Notes Payable

We have an overdraft line of credit for a maximum of €1.0 million. The $0.3 million outstanding at December 31, 2011, was the U.S. dollar equivalent under the euro-based overdraft line and the interest rate was 5.80 percent. At December 31, 2010, there were no borrowings under the facility. Interest with respect to the note is paid monthly.

RMB Loan Contract

On January 23, 2006, Libbey Glassware (China) Co., Ltd. (Libbey China), an indirect wholly owned subsidiary of Libbey Inc., entered into an RMB Loan Contract (RMB Loan Contract) with China Construction Bank Corporation Langfang Economic Development Area Sub-Branch (CCB). Pursuant to the RMB Loan Contract, CCB agreed to lend to Libbey China RMB 250.0 million, or the equivalent of approximately $39.4 million, for the construction of our production facility in China and the purchase of related equipment, materials and services. The loan has a term of eight years and bears interest at a variable rate as announced by the People's Bank of China. As of the date of the initial advance under the Loan Contract, the annual interest rate was 5.51 percent, and as of December 31, 2011, the annual interest rate was 6.28 percent. As of December 31, 2011, the outstanding balance was RMB 180.0 million (approximately $28.3 million). As of December 31, 2010, the outstanding balance was RMB 250.0 million (approximately $37.9 million). Interest is payable quarterly. We pre-paid the July 20, 2012 principal payment of 30.0 million RMB (approximately $4.7 million) in September 2011 and the December 20, 2012 principal payment of 40.0 million RMB (approximately $ 6.3 million) in November 2011. Three payments of principal in the amount of RMB 60.0 million (approximately $9.4 million) each must be made on July 20, 2013, December 20, 2013, and January 20, 2014, respectively. The obligations of Libbey China are secured by a guarantee executed by Libbey Inc. for the benefit of CCB and a mortgage lien on the Libbey China facility.

BES Euro Line

In January 2007, Crisal entered into a seven year, €11.0 million line of credit (approximately $14.2 million) with Banco Espírito Santo, S.A. (BES). The $7.8 million outstanding at December 31, 2011, was the U.S. dollar equivalent of the €6.1 million outstanding under the line at an interest rate of 3.77 percent. Payment of principal in the amount of €2.8 million (approximately $3.6 million) is due in December 2012 and payment of €3.3 million (approximately $4.2 million) is due in December 2013. Interest with respect to the line is paid every six months.

Fair Value of Borrowings

The fair value of our debt has been calculated based on quoted market prices for the same or similar issues. Our $360.0 million of Senior Secured Notes due February 15, 2015 had an estimated fair value of $385.2 million at December 31, 2011. This compares to our $400.0 million of Senior Secured Notes with an estimated fair value of $428.5 million at December 31, 2010. The fair value of the remainder of our debt approximates carrying value at December 31, 2011 and December 31, 2010 due to variable rates.

Capital Resources and Liquidity

Historically, cash flows generated from operations, cash on hand and our borrowing capacity under our ABL Facility have enabled us to meet our cash requirements, including capital expenditures and working capital requirements. At December 31, 2011 we had no amounts outstanding under our $100.0 million ABL Facility, although we had $10.4 million of letters of credit issued under that facility. As a result, we had $63.8 million of unused availability remaining under the ABL Facility at December 31, 2011, as compared to $65.2 million of unused availability at December 31, 2010 under the prior $110.0 million

ABL Facility. In the fourth quarter of 2011, we received $5.5 million of proceeds from the exercise of warrants. In addition, we had $58.3 million of cash on hand at December 31, 2011, compared to $76.3 million of cash on hand at December 31, 2010.

On March 25, 2011, we redeemed an aggregate principal amount of $40.0 million of our outstanding Senior Secured Notes due 2015. In addition, we prepaid 70.0 RMB (approximately $11.0 million) on our loan in China that was not due until 2012, and we repaid €2.2 million (approximately $2.8 million) on our BES Euro Line in 2011.

Based on our operating plans and current forecast expectations, we anticipate that our level of cash on hand, cash flows from operations and our borrowing capacity under our amended and restated ABL Facility will provide sufficient cash availability to meet our ongoing liquidity needs.

7. Restructuring Charges

Facility Closures

In December 2008, we announced that our Syracuse China manufacturing facility and our Mira Loma, California distribution center would be shut down in early to mid-2009 in order to reduce costs, and accordingly recorded a pre-tax charge of $29.1 million in 2008. The principal components of the charge included fixed asset and inventory write-downs, employee severance and pension and postretirement charges. The Syracuse China facility was closed on April 9, 2009 and the Mira Loma distribution center was closed on May 31, 2009.

In 2009, we recorded an additional pre-tax charge of $3.8 million related to the closures of the Syracuse China manufacturing facility and the Mira Loma, California distribution center. The principal components of the charge included building site clean up, inventory write-downs related to work-in-process and raw materials of $1.0 million net of fixed asset recoveries (net of write-downs), employee severance related costs and other of $1.7 million and pension and postretirement charges of $0.3 million. Further, depreciation expense was increased by $0.7 million at Syracuse in the first quarter of 2009 to reflect the shorter life of the remaining assets. In addition, natural gas hedges of $0.2 million for the Syracuse China facility were charged to other income (expense) on the Consolidated Statements of Operations.

In 2010, we recorded an additional pre-tax charge of $1.2 million related to the closures of the Syracuse China manufacturing facility and the Mira Loma, California distribution center. The principal components of the charge included a $0.6 million charge to write-down the value of land at Syracuse, and site cleanup of $0.4 million. In addition, natural gas hedge ineffectiveness of $0.1 million was charged to other income (expense) on the Consolidated Statements of Operations.

We incurred charges of approximately $0.1 million in 2011 related to other costs net of building site clean-up adjustments in connection with the sale of the property in Syracuse, New York in March 2011. This amount was included in special charges on the Consolidated Statement of Operations.

The following table summarizes the facility closure charges for the years 2011, 2010 and 2009:

	2011			2010			2009		
(dollars in thousands)	**Glass Operations**	**Other Operations**	**Total**	**Glass Operations**	**Other Operations**	**Total**	**Glass Operations**	**Other Operations**	**Total**
Inventory write-down.	$ —	$ —	$ —	$ —	$ (12)	$ (12)	$ —	$ 977	$ 977
Pension & postretirement welfare.	—	—	—	—	—	—	—	278	278
Fixed asset depreciation. . . .	—	—	—	—	—	—	—	705	705
Included in cost of sales. . . .	—	—	—	—	(12)	(12)	—	1,960	1,960
Building site clean-up & fixed asset write-down. . .	—	(116)	(116)	—	1,012	1,012	112	(138)	(26)
Employee termination cost & other.	—	167	167	28	25	53	(98)	1,755	1,657
Included in special charges .	—	51	51	28	1,037	1,065	14	1,617	1,631
Ineffectiveness of natural gas hedge.	—	—	—	—	130	130	—	232	232
Included in other expense . .	—	—	—	—	130	130	—	232	232
Total pretax charge.	$ —	$ 51	$ 51	$ 28	$ 1,155	$ 1,183	$ 14	$ 3,809	$ 3,823

The following reflects the balance sheet activity related to the facility closure charge for the year ended December 31, 2011:

(dollars in thousands)	Reserve Balances at January 1, 2011	Total Charge to Earnings	Cash (Payments) Receipts	Inventory & Fixed Asset Write Downs	Non-cash Utilization	Reserve Balances at December 31, 2011
Building site clean-up & fixed asset write-down	$ 151	$ (116)	$ (5)	$ 21	$ (51)	$ —
Employee termination cost & other	301	167	(314)	—	(154)	—
Total	$ 452	$ 51	$ (319)	$ 21	$ (205)	$ —

The following reflects the balance sheet activity related to the facility closure charge for the year ended December 31, 2010:

(dollars in thousands)	Reserve Balances at January 1, 2010	Total Charge to Earnings	Cash (Payments) Receipts	Inventory & Fixed Asset Write	Non-cash Utilization	Reserve Balances at December 31, 2010
Inventory write-down	$ —	$ (12)	$ 12	$ —	$ —	$ —
Building site clean-up & fixed asset write-down	306	1,012	(538)	(629)	—	151
Employee termination cost & other	710	53	(462)	—	—	301
Ineffectiveness of natural gas hedges	—	130	—	—	(130)	—
Total	$ 1,016	$ 1,183	$ (988)	$ (629)	$ (130)	$ 452

The December 31, 2010 balance of $0.5 million was included in accrued liabilities on the Consolidated Balance Sheets. The carrying value of this balance approximates its fair value.

The activities related to our closure of the Syracuse China manufacturing facility and our Mira Loma, California distribution center are complete. The following reflects the total cumulative expenses to date (incurred from the fourth quarter of 2008 through December 31, 2011) related to the facility closure activity:

(dollars in thousands)	Glass Operations	Other Operations	Charges To Date
Inventory write-down	$ 192	$ 10,541	$ 10,733
Pension & postretirement welfare	—	4,448	4,448
Fixed asset depreciation	—	966	966
Included in cost of sales	192	15,955	16,147
Employee termination cost & other	548	6,149	6,697
Building site clean-up & fixed asset write-down	177	10,418	10,595
Included in special charges	725	16,567	17,292
Ineffectiveness of natural gas hedge	—	745	745
Included in other expense	—	745	745
Total pretax charge	$ 917	$ 33,267	$ 34,184

Fixed Asset and Inventory Write-down

In August 2010, we wrote down decorating assets in our Shreveport, Louisiana facility as a result of our decision to outsource our U.S. decorating business. In 2010, we recorded a charge of $0.6 million to write down inventory and spare machine parts. This amount was included in cost of sales on the Consolidated Statement of Operations in the Glass Operations segment. Charges of $0.7 million were recorded in 2010 for site cleanup and fixed assets write down. This amount was included in special charges on the Consolidated Statement of Operations in the Glass Operations segment. No employee related costs were incurred, as all employees were reassigned into the facility.

In 2011, we recorded a $(0.3) million income adjustment to special charges on the Consolidated Statement of Operations in the Glass Operations segment. Also in 2011, we recorded a charge of $0.2 million to write down inventory and spare machine parts. This amount was included in cost of sales on the Consolidated Statement of Operations in the Glass Operations segment.

The following reflects the balance sheet activity related to the fixed asset and inventory write-down charge for the year ended December 31, 2011:

(dollars in thousands)	Reserve Balances at January 1, 2011	Total Charge to Earnings	Cash (Payments) Receipts	Inventory & Fixed Asset Write Downs	Reserve Balances at December 31, 2011
Building site clean-up & fixed asset write-down...	$ 316	$ (135)	$ (39)	$ (142)	$ —
Total...	$ 316	$ (135)	$ (39)	$ (142)	$ —

The following reflects the balance sheet activity related to the fixed asset and inventory write-down charge for the year ended December 31, 2010:

(dollars in thousands)	Reserve Balances at January 1, 2010	Total Charge to Earnings	Cash (Payments) Receipts	Inventory & Fixed Asset Write Downs	Reserve Balances at December 31, 2010
Inventory write-down...	$ —	$ 578	$ —	$ (578)	$ —
Building site clean-up & fixed asset write-down...	—	737	9	(430)	316
Total...	$ —	$ 1,315	$ 9	$ (1,008)	$ 316

The activities related to our write-down of decorating fixed assets and inventory are complete.

Summary of Total Special Charges

The following table summarizes by year the special charges mentioned above and their classifications in the Consolidated Statements of Operations:

(dollars in thousands)	2011	2010	2009
Cost of sales...	$ 197	$ 566	$ 1,960
Special charges...	(281)	1,802	1,631
Other (income) expense...	—	130	232
Total (income) expense...	$ (84)	$ 2,498	$ 3,823

8. Income Taxes

The provisions for income taxes were calculated based on the following components of earnings (loss) before income taxes:

Year ended December 31, (dollars in thousands)	2011	2010	2009
United States...	$ (6,662)	$ 46,720	$ (25,385)
Non-U.S...	31,946	34,948	(653)
Total earnings (loss) before tax...	$ 25,284	$ 81,668	$ (26,038)

The current and deferred provisions (benefit) for income taxes were:

Year ended December 31, (dollars in thousands)	2011	2010	2009
Current:			
U.S. federal	$ 484	$ (423)	$ 11,436
Non-U.S.	5,732	13,459	10,782
U.S. state and local	100	212	170
Total current income tax provision	6,316	13,248	22,388
Deferred:			
U.S. federal	(400)	94	(16,053)
Non-U.S.	(4,294)	(1,854)	(3,570)
U.S. state and local	21	94	(15)
Total deferred income tax (benefit) provision	(4,673)	(1,666)	(19,638)
Total:			
U.S. federal	84	(329)	(4,617)
Non-U.S.	1,438	11,605	7,212
U.S. state and local	121	306	155
Total income tax provision	$ 1,643	$ 11,582	$ 2,750

The significant components of our deferred income tax assets and liabilities are as follows:

December 31, (dollars in thousands)	2011	2010
Deferred income tax assets:		
Pension	$ 35,813	$ 33,007
Non-pension postretirement benefits	26,085	25,853
Other accrued liabilities	24,200	20,426
Receivables	1,279	1,496
Net operating loss and charitable contribution carry forwards	23,746	15,212
Tax credits	9,026	10,056
Total deferred income tax assets	120,149	106,050
Deferred income tax liabilities:		
Property, plant and equipment	27,321	22,432
Inventories	4,932	7,138
Intangibles and other assets	11,062	12,246
Total deferred income tax liabilities	43,315	41,816
Net deferred income tax asset before valuation allowance	76,834	64,234
Valuation allowance	(79,607)	(72,327)
Net deferred income tax liability	$ (2,773)	$ (8,093)

The net deferred income tax assets and liabilities at December 31 of the respective year-ends were included in the Consolidated Balance Sheets as follows:

December 31, dollars in thousands)	2011	2010
Current deferred income tax (liability) asset	$ (3,340)	$ 283
Noncurrent deferred income tax asset (liability)	567	(8,376)
Net deferred income tax liability	$ (2,773)	$ (8,093)

The 2011 deferred income tax asset for net operating loss carry forwards of $22.6 million relates to pre-tax losses incurred in the Netherlands of $14.3 million, in Portugal of $11.0 million, in China of $6.7 million, in the U.S. of $38.6 million for federal and $73.2 million for state and local jurisdictions. Our foreign net operating loss carry forwards of $32.0 million will expire between 2012 and 2018. Our U.S. federal net operating loss carry forward of $38.6 million will expire between 2028 and 2031. The U.S. state and local net operating loss carry forward of $73.2 million will expire between 2016 and 2031. The 2010 deferred income tax asset for net operating loss carry forwards of $15.2 million relates to pre-tax losses incurred in the Netherlands of $12.9 million, in Portugal of $12.5 million, in China of $14.4 million, and in the U.S. of $11.6 million for federal and $77.9 million for state and local jurisdictions.

One of our legal entities in China has a tax holiday which will expire in 2013. We recognized no benefit from the tax holiday in 2011, 2010 or 2009.

The 2011 deferred tax credits of $9.0 million consist of $1.8 million U.S. federal tax credits and $7.2 million non-U.S. credits. The U.S. federal tax credits consist of foreign tax credits, general business research and development credits, and alternative minimum tax credits. The non-U.S. credit of $7.2 million, which is related to withholding tax on inter-company debt in the Netherlands, can be carried forward indefinitely. The 2010 deferred tax credits of $10.1 million consist of $3.1 million U.S. federal tax credits and $7.0 million non-U.S. credits.

In assessing the need for a valuation allowance, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will be realized on a quarterly basis or whenever events indicate that a review is required. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income (including reversals of deferred income tax liabilities) during the periods in which those temporary differences reverse. As a result, we consider the historical and projected financial results of the legal entity or consolidated group recording the net deferred income tax asset as well as all other positive and negative evidence. Examples of the evidence we consider are cumulative losses in recent years, losses expected in early future years, a history of potential tax benefits expiring unused, whether there was an unusual, infrequent, or extraordinary item to be considered. We currently have valuation allowances in place on our deferred income tax assets in the U.S., China, Portugal, and the Netherlands. We intend to maintain these allowances until it is more likely than not that those deferred income tax assets will be realized.

Based upon management's assessment, a release of the valuation allowance in China could possibly occur during the next twelve months. The required accounting for the potential release would have a significant deferred tax consequence and would impact earnings in the quarter in which the allowance is released.

The valuation allowance activity for the years ended December 31 is as follows:

Year ended December 31, (dollars in thousands)	2011	2010	2009
Beginning balance	$ 72,327	$ 98,989	$ 87,442
Charge (benefit) to provision for income taxes	842	(22,830)	8,140
Charge (benefit) to other comprehensive income	6,438	(3,832)	3,407
Ending balance	$ 79,607	$ 72,327	$ 98,989

The valuation allowance increased $7.3 million in 2011 from $72.3 million at December 31, 2010 to $79.6 million at December 31, 2011. The 2011 increase of $7.3 million is attributable to the 2011 change in deferred tax assets, primarily related to the U.S. federal net operating loss carry forward. The 2011 valuation allowance of $79.6 million consists of $65.5 million related to U.S. entities and $14.1 million related to non-U.S. entities. The valuation allowance decreased $26.7 million in 2010 from $99.0 million at December 31, 2009 to $72.3 million at December 31, 2010. The 2010 decrease in valuation allowance was largely driven by a decrease in our U.S. deferred tax asset related to cancellation of indebtedness income attributed to debt restructuring activities in 2009 and the release of a partial valuation allowance for one of our Mexican entities.

Reconciliation from the statutory U.S. federal income tax rate of 35.0 percent to the consolidated effective income tax rate was as follows:

Year ended December 31, (dollars in thousands)	2011	2010	2009
Statutory U.S. federal income tax rate	35.0 %	35.0 %	35.0 %
Increase (decrease) in rate due to:			
Non-U.S. income tax differential	(14.6)	(3.2)	12.4
U.S. state and local income taxes, net of related U.S. federal income taxes	0.3	0.3	(0.6)
U.S. federal credits and net operating loss carryforward	(0.3)	0.8	—
Permanent adjustments	(18.6)	6.9	(14.8)
Foreign withholding taxes	6.7	0.4	(2.5)
Valuation allowance	3.7	(25.4)	(31.3)
Income tax impact pursuant to Libbey Mexico acquisition	—	—	(12.1)
Other	(5.7)	(0.6)	3.3
Consolidated effective income tax rate	6.5 %	14.2 %	(10.6) %

During 2009, the Company identified an income tax adjustment related to the 2006 Libbey Mexico acquisition as reflected in the table above. After review, management believes these items did not have a material impact on the financial statements.

Significant components of our current income tax asset (liability) are as follows:

December 31, (dollars in thousands)	2011	2010
U.S. federal	$ 648	$ 564
Non-U.S.	2,573	(3,519)
U.S. state and local	(114)	(166)
Total current income tax asset (liability)	$ 3,107	$ (3,121)

Income tax payments consisted of the following:

Year ended December 31, (dollars in thousands)	2011	2010	2009
Total income tax payments, net of refunds	$ 15,124	$ 11,250	$ 4,160
Less: credits or offsets	4,894	2,420	1,027
Cash paid, net	$ 10,230	$ 8,830	$ 3,133

There were no accumulated undistributed earnings from non-U.S. subsidiaries in 2011 or 2010. We intend to reinvest any future undistributed earnings indefinitely into non-U.S. operations. Determination of the net amount of unrecognized U.S. income tax and potential foreign withholdings with respect to these earnings is not practicable.

We are subject to income taxes in the U.S. and various foreign jurisdictions. Management judgment is required in evaluating our tax positions and determining our provision for income taxes. Throughout the course of business, there are numerous transactions and calculations for which the ultimate tax determination is uncertain. When management believes certain tax positions may be challenged despite our belief that the tax return positions are supportable, we establish reserves for tax uncertainties based on estimates of whether additional taxes will be due. We adjust these reserves taking into consideration changing facts and circumstances, such as an outcome of a tax audit. The income tax provision includes the impact of reserve provisions and changes to reserves that are considered appropriate. Accruals for tax contingencies are provided for in accordance with the requirements of FASB ASC 740.

During 2011, we accrued a net $0.1 million of total unrecognized tax benefits due to tax positions related to current and prior years and lapses in statutes of limitations. The total gross unrecognized tax benefit and impact on the effective tax rate if recognized is as follow:

December 31, (dollars in thousands)	2011	2010	2009
Total gross unrecognized tax benefits	$ 1,266	$ 1,129	$ 1,029
Impact on the effective tax rate, if unrecognized tax benefits were recognized	$ 1,152	$ 1,015	$ 906

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, excluding interest and penalties, is as follows:

(dollars in thousands)	2011	2010	2009
Beginning balance	$ 1,129	$ 1,029	$ 2,301
Additions based on tax positions related to the current year	—	48	1,180
Additions for tax positions of prior years	—	—	—
Reductions for tax positions of prior years	—	(34)	(229)
Changes due to lapse of statute of limitations	137	86	137
Reductions due to settlements with tax authorities	—	—	(2,360)
Ending balance	$ 1,266	$ 1,129	$ 1,029

We recognize interest and penalties related to unrecognized tax benefits in the provision for income taxes. We recognized a $0.3 million benefit in 2011, a $0.3 million benefit in 2010 and a $0.5 million benefit in 2009 in our Consolidated Statements of Operations from a reduction in interest and penalties for uncertain tax positions. In addition, we had $1.4 million, $1.7 million and $2.0 million accrued for interest and penalties, net of tax benefit, at December 31, 2011, 2010 and 2009, respectively.

Based upon the outcome of tax examinations, judicial proceedings, or expiration of statutes of limitations, it is reasonably possible that the ultimate resolution of these unrecognized tax benefits may result in a payment that is materially different from the current estimate of the tax liabilities. It is not possible at this point in time, however, to estimate whether there will be a significant change in our gross unrecognized tax benefits.

We file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. As of December 31, 2011, the tax years that remained subject to examination by major tax jurisdictions were as follows:

Jurisdiction	Open Years
Canada	2008-2011
China	2008-2011
Mexico	2006-2011
Netherlands	2010-2011
Portugal	2008-2011
United States	2008-2011

9. Pension

We have pension plans covering the majority of our employees. Benefits generally are based on compensation and service for salaried employees and job grade and length of service for hourly employees. Our policy is to fund pension plans such that sufficient assets will be available to meet future benefit requirements. In addition, we have an unfunded supplemental employee retirement plan (SERP) that covers salaried U.S.-based employees of Libbey hired before January 1, 2006. The U.S. pension plans cover the salaried U.S.-based employees of Libbey hired before January 1, 2006 and most hourly U.S.-based employees (excluding employees hired at Shreveport after 2008 and at Toledo after September 30, 2010). The non-U.S. pension plans cover the employees of our wholly owned subsidiaries in the Netherlands and Mexico. The plan in Mexico is not funded.

Effect on Operations

The components of our net pension expense, including the SERP, are as follows:

Year ended December 31, (dollars in thousands)	U.S. Plans			Non-U.S. Plans			Total		
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Service cost (benefits earned during the period)	$ 5,491	$ 5,341	$ 5,050	$ 1,553	$ 1,603	$ 1,354	$ 7,044	$ 6,944	$ 6,404
Interest cost on projected benefit obligation	16,057	15,896	15,623	4,981	4,557	4,147	21,038	20,453	19,770
Expected return on plan assets .	(17,173)	(16,683)	(17,573)	(2,299)	(2,463)	(2,530)	(19,472)	(19,146)	(20,103)
Amortization of unrecognized:									
Prior service cost (credit)	2,163	2,328	2,242	172	2	(207)	2,335	2,330	2,035
Acturial loss	4,661	3,621	960	493	417	375	5,154	4,038	1,335
Transition obligations.	—	—	—	125	122	113	125	122	113
Settlement charge	—	—	3,661	58	47	—	58	47	3,661
Pension expense	$ 11,199	$ 10,503	$ 9,963	$ 5,083	$ 4,285	$ 3,252	$ 16,282	$ 14,788	$ 13,215

In 2009, we incurred pension settlement charges of $3.7 million. The pension settlement charges were triggered by excess lump sum distributions taken by employees, which required us to record unrecognized gains and losses in our pension plan accounts.

Actuarial Assumptions

The assumptions used to determine the benefit obligations were as follows:

	U.S. Plans		Non-U.S. Plans	
	2011	2010	2011	2010
Discount rate	5.00% to 5.22%	5.50% to 5.76%	5.80% to 8.25%	5.40% to 8.25%
Rate of compensation increase	2.25% to 4.50%	2.25% to 4.50%	2.00% to 4.30%	2.00% to 4.30%

The assumptions used to determine net periodic pension costs were as follows:

	U.S. Plans			Non-U.S. Plans		
	2011	2010	2009	2011	2010	2009
Discount rate	5.50% to 5.76%	5.62% to 5.96%	6.41% to 6.48%	5.40% to 8.25%	5.50% to 8.50%	5.70% to 8.50%
Expected long-term rate of return on plan assets	8.00%	8.00%	8.25%	4.80%	5.75%	6.00%
Rate of compensation increase	2.25% to 4.50%	2.25% to 4.50%	2.63% to 5.25%	2.00% to 4.30%	2.00% to 4.30%	2.00% to 4.30%

The discount rate enables us to estimate the present value of expected future cash flows on the measurement date. The rate used reflects a rate of return on high-quality fixed income investments that match the duration of expected benefit payments at our December 31 measurement date. The discount rate at December 31 is used to measure the year-end benefit obligations and the earnings effects for the subsequent year. A higher discount rate decreases the present value of benefit obligations and decreases pension expense.

To determine the expected long-term rate of return on plan assets for our funded plans, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. The expected long-term rate of return on plan assets at December 31st is used to measure the earnings effects for the subsequent year. The assumed long-term rate of return on assets is applied to a calculated value of plan assets that recognizes gains and losses in the fair value of plan assets compared to expected returns over the next five years. This produces the expected return on plan assets that is included in pension expense. The difference between the expected return and the actual return on plan assets is deferred and amortized over five years. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension expense (income).

Future benefits are assumed to increase in a manner consistent with past experience of the plans, which, to the extent benefits are based on compensation, includes assumed compensation increases as presented above. Amortization included in net pension expense is based on the average remaining service of employees.

We account for our defined benefit pension plans on an expense basis that reflects actuarial funding methods. The actuarial valuations require significant estimates and assumptions to be made by management, primarily with respect to the discount rate and expected long-term return on plan assets. These assumptions are all susceptible to changes in market conditions. The discount rate is based on a selected settlement portfolio from a universe of high quality bonds. In determining the expected long-term rate of return on plan assets, we consider historical market and portfolio rates of return, asset allocations and expectations of future rates of return. We evaluate these critical assumptions on our annual measurement date of December 31st. Other assumptions involving demographic factors such as retirement age, mortality and turnover are evaluated periodically and are updated to reflect our experience. Actual results in any given year often will differ from actuarial assumptions because of demographic, economic and other factors.

Considering 2011 results, the disclosure below provides a sensitivity analysis of the impact that changes in the significant assumptions would have on 2011 and 2012 pension expense:

Assumption (dollars in thousands)	Percentage Point Change	Estimated Effect on Annual Expense 2011	2012
Discount rate	1.0 percent change	$ 4,000	$ 4,000
Long-term rate of return on assets	1.0 percent change	$ 2,400	$ 2,400

Projected Benefit Obligation (PBO) and Fair Value of Assets

The changes in the projected benefit obligations and fair value of plan assets are as follows:

Year ended December 31, (dollars in thousands)	U.S. Plans 2011	U.S. Plans 2010	Non-U.S. Plans 2011	Non-U.S. Plans 2010	Total 2011	Total 2010
Change in projected benefit obligation:						
Projected benefit obligation, beginning of year	$ 289,725	$ 278,801	$ 73,328	$ 69,201	$ 363,053	$ 348,002
Service Cost	5,491	5,341	1,553	1,603	7,044	6,944
Interest cost	16,057	15,896	4,981	4,557	21,038	20,453
Exchange rate fluctuations	—	—	(5,044)	(1,334)	(5,044)	(1,334)
Actuarial loss (gain)	18,499	4,238	(2,499)	816	16,000	5,054
Plan participants' contributions	—	—	1,184	1,281	1,184	1,281
Plan amendments	—	—	(499)	—	(499)	—
Benefits paid	(14,083)	(14,551)	(4,014)	(2,796)	(18,097)	(17,347)
Projected benefit obligation, end of year	$ 315,689	$ 289,725	$ 68,990	$ 73,328	$ 384,679	$ 363,053
Change in fair value of plan assets:						
Fair value of plan assets, beginning of year	$ 206,087	$ 185,930	$ 51,882	$ 49,815	$ 257,969	$ 235,745
Actual return on plan assets	7,041	25,590	358	3,667	7,399	29,257
Exchange rate fluctuations	—	—	(1,361)	(3,764)	(1,361)	(3,764)
Employer contributions	21,980	9,118	4,955	3,679	26,935	12,797
Plan participants' contributions	—	—	1,184	1,281	1,184	1,281
Benefits paid	(14,083)	(14,551)	(4,014)	(2,796)	(18,097)	(17,347)
Fair value of plan assets, end of year	$ 221,025	$ 206,087	$ 53,004	$ 51,882	$ 274,029	$ 257,969
Funded ratio	70.0%	71.1%	76.8%	70.8%	71.2%	71.1%
Funded status and net accrued pension benefit cost	$ (94,664)	$ (83,638)	$ (15,986)	$ (21,446)	$(110,650)	$(105,084)

The current portion of the pension liability reflects the amount of expected benefit payments that are greater than the plan assets on a plan-by-plan basis. The net accrued pension benefit liability at December 31 of the respective year-ends were included in the Consolidated Balance Sheets as follows:

December 31, (dollars in thousands)	2011	2010
Non-current asset	$ 17,485	$ 12,767
Current liability	(5,990)	(2,330)
Long-term liability	(122,145)	(115,521)
Net accrued pension liability	$ (110,650)	$ (105,084)

The pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2011 and 2010, are as follows:

Year ended December 31, (dollars in thousands)	U.S. Plans		Non-U.S. Plans		Total	
	2011	2010	2011	2010	2011	2010
Net actuarial loss	$ 111,328	$ 87,357	$ 6,721	$ 9,097	$ 118,049	$ 96,454
Prior service cost	5,572	7,736	1,325	2,005	6,897	9,741
Transition obligation	—	—	229	384	229	384
Total cost	$ 116,900	$ 95,093	$ 8,275	$ 11,486	$ 125,175	$ 106,579

The pre-tax amounts in accumulated other comprehensive loss as of December 31, 2011, that are expected to be recognized as components of net periodic benefit cost during 2012 are as follows:

(dollars in thousands)	U.S. Plans	Non-U.S. Plans	Total
Net actuarial loss	$ 7,207	$ 501	$ 7,708
Prior service cost	2,086	159	2,245
Transition obligation	—	95	95
Total cost	$ 9,293	$ 755	$ 10,048

We contributed $22.0 million to the U.S. pension plans in 2011, compared to $9.1 million in 2010. We contributed $5.0 million in 2011 to the non-U.S. pension plans compared to $3.7 million in 2010. It is difficult to estimate future cash contributions, as such amounts are a function of actual investment returns, withdrawals from the plans, changes in interest rates and other factors uncertain at this time. We currently anticipate making cash contributions of approximately $27.6 million into the U.S. pension plans and approximately $3.9 million into the non-U.S. pension plans in 2012. However, it is possible that greater cash contributions may be required in 2012. Although a decline in market conditions, changes in current pension law and uncertainties regarding significant assumptions used in the actuarial valuations may have a material impact in future required contributions to our pension plans, we currently do not expect funding requirements to have a material adverse impact on current or future liquidity.

Pension benefit payment amounts are anticipated to be paid from the plans (including the SERP) as follows:

Year (dollars in thousands)	U.S. Plans	Non-U.S. Plans	Total
2012	$ 22,053	$ 2,854	$ 24,907
2013	$ 18,733	$ 2,777	$ 21,510
2014	$ 19,249	$ 3,166	$ 22,415
2015	$ 19,843	$ 3,436	$ 23,279
2016	$ 20,180	$ 4,279	$ 24,459
2017-2021	$ 107,565	$ 27,267	$ 134,832

Accumulated Benefit Obligation in Excess of Plan Assets

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2011 and 2010 were as follows:

December 31, (dollars in thousands)	U.S. Plans 2011	U.S. Plans 2010	Non-U.S. Plans 2011	Non-U.S. Plans 2010	Total 2011	Total 2010
Projected benefit obligation	$ 315,689	$ 289,725	$ 33,471	$ 34,213	$ 349,160	$ 323,938
Accumulated benefit obligation	$ 310,920	$ 285,551	$ 29,424	$ 29,632	$ 340,344	$ 315,183
Fair value of plan assets	$ 221,025	$ 206,087	$ —	$ —	$ 221,025	$ 206,087

Plan Asset Allocation

The asset allocation for our U.S. pension plans at the end of 2011 and 2010 and the target allocation for 2012, by asset category, are as follows:

U.S. Plans Asset Category	Target Allocation 2012	Percent of Plan Assets at Year End 2011	Percent of Plan Assets at Year End 2010
Equity securities	45%	47%	49%
Debt securities	35%	33%	31%
Real estate	5%	5%	5%
Other	15%	15%	15%
Total	100%	100%	100%

The asset allocation for our Libbey Holland pension plans at the end of 2011 and 2010 and the target allocation for 2012, by asset category, are as follows:

Non-U.S. Plan Asset Category	Target Allocation 2012	Percent of Plan Assets at Year End 2011	Percent of Plan Assets at Year End 2010
Equity securities	21%	19%	23%
Debt securities	63%	64%	61%
Real estate	11%	11%	10%
Other	5%	6%	6%
Total	100%	100%	100%

Our investment strategy is to control and manage investment risk through diversification across asset classes and investment styles, within established target asset allocation ranges. The investment risk of the assets is limited by appropriate diversification both within and between asset classes. Assets will be diversified among a mix of traditional investments in equity and fixed income instruments, as well as alternative investments including real estate and hedge funds. It would be anticipated that a modest allocation to cash would exist within the plans, since each investment manager is likely to hold some cash in the portfolio with the goal of ensuring that sufficient liquidity will be available to meet expected cash flow requirements.

Our investment valuation policy is to value the investments at fair value. All investments are valued at their respective net asset values as calculated by the Trustee. Underlying equity securities, for which market quotations are readily available, are valued at the last reported readily available sales price on their principal exchange on the valuation date or official close for certain markets. Fixed income investments are valued on a basis of valuations furnished by a trustee-approved pricing service, which determines valuations for normal institutional-size trading units of such securities which are generally recognized at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates fair value. The fair value of investments in real estate funds is based on valuation of the fund as determined by periodic appraisals of the underlying investments owned by the respective fund. The fair value of hedge funds is based on the net asset values provided by the fund manager. Investments in registered investment companies or collective pooled funds, if any, are valued at their respective net asset value.

The following table sets forth by level, within the fair value hierarchy established by FASB ASC Topic 820, our pension plan assets at fair value (see note 15 for further discussion of the fair value hierarchy) as of December 31, 2011 and 2010:

December 31, 2011 (dollars in thousands)	Level One	Level Two	Level Three	Total
Cash & cash equivalents	$ —	$ 3,550	$ —	$ 3,550
Real estate	—	11,163	5,982	17,145
Equity securities	—	113,400	—	113,400
Debt securities	—	106,955	—	106,955
Hedge funds	—	—	32,979	32,979
Total	$ —	$ 235,068	$ 38,961	$ 274,029

December 31, 2010 (dollars in thousands)	Level One	Level Two	Level Three	Total
Cash & cash equivalents	$ —	$ 3,442	$ —	$ 3,442
Real estate	—	11,088	5,385	16,473
Equity securities	—	111,369	—	111,369
Debt securities	—	96,081	—	96,081
Hedge funds	—	—	30,604	30,604
Total	$ —	$ 221,980	$ 35,989	$ 257,969

The change in fair value of Level 3 pension plan assets due to actual return on those assets was immaterial in 2011. The following is a reconciliation for which Level three inputs were used in determining fair value:

Year ended December 31, (dollars in thousands)	2011	2010
Assets classified as Level 3 at the beginning of the year	$ 35,989	$ 31,087
Change in unrealized (depreciation) appreciation	(1,621)	2,912
Net purchases	4,593	1,990
Assets classified as Level 3 at the end of the year	$ 38,961	$ 35,989

10. Nonpension Postretirement Benefits

We provide certain retiree health care and life insurance benefits covering our U.S. and Canadian salaried and non-union hourly employees hired before January 1, 2004 and a majority of our union hourly employees (excluding employees hired at Shreveport after 2008 and at Toledo after September 30, 2010). Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. Benefits for most hourly retirees are determined by collective bargaining. The U.S. nonpension postretirement plans cover the hourly and salaried U.S.-based employees of Libbey. The non-U.S. nonpension postretirement plans cover the retirees and active employees of Libbey who are located in Canada. The postretirement benefit plans are not funded.

Effect on Operations

The provision for our nonpension postretirement benefit expense consists of the following:

Year ended December 31, (dollars in thousands)	U.S. Plans			Non-U.S. Plans			Total		
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Service cost (benefits earned during the period)	$ 1,359	$ 1,360	$ 1,333	$ 2	$ 1	$ 1	$ 1,361	$ 1,361	$ 1,334
Interest cost on projected benefit obligation	3,632	3,617	3,783	122	124	112	3,754	3,741	3,895
Amortization of unrecognized:									
Prior service cost (credit)	422	290	(418)	—	—	—	422	290	(418)
Loss (gain)	1,107	1,028	764	(17)	(29)	(34)	1,090	999	730
Curtailment credit	—	—	(94)	—	—	—	—	—	(94)
Nonpension postretirement benefit expense	$ 6,520	$ 6,295	$ 5,368	$ 107	$ 96	$ 79	$ 6,627	$ 6,391	$ 5,447

Actuarial Assumptions

The discount rate used to determine the accumulated postretirement benefit obligation was:

	U.S. Plans		Non-U.S. Plans	
	2011	2010	2011	2010
Discount rate	4.91%	5.34%	3.97%	4.86%

The discount rate used to determine net postretirement benefit cost was:

	U.S. Plans			Non-U.S. Plans		
	2011	2010	2009	2011	2010	2009
Discount rate	5.34%	5.54%	6.36%	4.86%	5.42%	5.89%

The weighted average assumed health care cost trend rates at December 31 were as follows:

	U.S. Plans		Non-U.S. Plans	
	2011	2010	2011	2010
Initial health care trend	7.25%	7.50%	7.25%	7.50%
Ultimate health care trend	5.00%	5.00%	5.00%	5.00%
Years to reach ultimate trend rate	9	10	9	10

We use various actuarial assumptions, including the discount rate and the expected trend in health care costs, to estimate the costs and benefit obligations for our retiree health plan. The discount rate is determined based on high-quality fixed income investments that match the duration of expected retiree medical benefits at our December 31 measurement date to establish the discount rate. The discount rate at December 31 is used to measure the year-end benefit obligations and the earnings effects for the subsequent year.

The health care cost trend rate represents our expected annual rates of change in the cost of health care benefits. The trend rate noted above represents a forward projection of health care costs as of the measurement date.

Sensitivity to changes in key assumptions is as follows:

- A 1.0 percent change in the health care trend rate would not have a material impact upon the nonpension postretirement expense.
- A 1.0 percent change in the discount rate would change the nonpension postretirement expense by $0.5 million.

Accumulated Postretirement Benefit Obligation

The components of our nonpension postretirement benefit obligation are as follows:

Year ended December 31, (dollars in thousands)	U.S. Plans		Non-U.S. Plans		Total	
	2011	2010	2011	2010	2011	2010
Change in accumulated nonpension postretirement benefit obligation:						
Benefit obligation, beginning of year	$ 70,181	$ 66,792	$ 2,573	$ 2,351	$ 72,754	$ 69,143
Service Cost	1,359	1,360	2	1	1,361	1,361
Interest cost	3,632	3,617	122	124	3,754	3,741
Plan participants' contributions	1,419	1,365	—	—	1,419	1,365
ERRP to be used to reduce retiree contribution	25	—	—	—	25	—
Plan amendments	—	300	—	—	—	300
Actuarial (gain) loss	(1,555)	2,068	149	101	(1,406)	2,169
Exchange rate fluctuations	—	—	(53)	120	(53)	120
Benefits paid	(4,520)	(5,321)	(117)	(124)	(4,637)	(5,445)
Benefit obligation, end of year	$ 70,541	$ 70,181	$ 2,676	$ 2,573	$ 73,217	$ 72,754
Funded status and accrued benefit cost	$ (70,541)	$ (70,181)	$ (2,676)	$ (2,573)	$ (73,217)	$ (72,754)

The 2011 net accrued postretirement benefit cost of $73.2 million is represented by a current liability in the amount of $4.7 million and a long-term liability in the amount of $68.5 million on the Consolidated Balance Sheets. The 2010 net accrued postretirement benefit cost of $72.8 million is represented by a current liability in the amount of $5.0 million and a long-term liability in the amount of $67.7 million on the Consolidated Balance Sheets.

The pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2011 and 2010, are as follows:

Year ended December 31, (dollars in thousands)	U.S. Plans		Non-U.S. Plans		Total	
	2011	2010	2011	2010	2011	2010
Net acturial loss (gain)	$ 17,254	$ 20,574	$ (284)	$ (456)	$ 16,970	$ 20,118
Prior service cost	2,190	2,612	—	—	2,190	2,612
Total cost (credit)	$ 19,444	$ 23,186	$ (284)	$ (456)	$ 19,160	$ 22,730

The pre-tax amounts in accumulated other comprehensive loss of December 31, 2011, that are expected to be recognized as a credit to net periodic benefit cost during 2012 are as follows:

Year ended December 31, (dollars in thousands)	U.S. Plans	Non-U.S. Plans	Total
Net acturial loss (gain)	$ 916	$ (1)	$ 915
Prior service cost	422	—	422
Total cost (credit)	$ 1,338	$ (1)	$ 1,337

Nonpension postretirement benefit payments net of estimated future Medicare Part D subsidy payments and future retiree contributions, are anticipated to be paid as follows:

Fiscal Year (dollars in thousands)	U.S. Plans	Non-U.S. Plans	Total
2012	$ 4,517	$ 204	$ 4,721
2013	$ 4,864	$ 207	$ 5,071
2014	$ 5,261	$ 211	$ 5,472
2015	$ 5,524	$ 209	$ 5,733
2016	$ 5,762	$ 207	$ 5,969
2017-2021	$ 28,279	$ 958	$ 29,237

In March 2010, the Patient Protection and Affordable Care Act and the Health Care Education and Affordability Reconciliation Act (the Acts) were signed into law. The Acts contain provisions which could impact our accounting for retiree medical benefits in future periods. However, the extent of that impact, if any, cannot be determined until additional interpretations of the Acts become available. Based on the analysis to date, the impact of provisions in the Acts which are reasonably determinable is not expected to have a material impact on our postretirement benefit plans. We will continue to assess the provisions of the Acts and may consider plan amendments and design changes in future periods to better align these plans with the provisions of the Acts.

11. Net Income per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings per share:

Year ended December 31, (dollars in thousands, except earnings per share)	2011	2010	2009
Numerator for earnings per share — Net income (loss) that is available to common shareholders	$ 23,641	$ 70,086	$ (28,788)
Denominator for basic earnings per share — Weighted average shares outstanding	20,169,638	17,668,214	15,149,013
Effect of stock options, restricted stock units and performance shares	492,557	501,395	—
Effect of warrants	145,882	1,787,472	—
Total effect of dilutive securities(1)	638,439	2,288,867	—
Denominator for diluted earnings per share — Adjusted weighted average shares and assumed conversions	20,808,077	19,957,081	15,149,013
Basic earnings (loss) per share:	$ 1.17	$ 3.97	$ (1.90)
Diluted earnings (loss) per share:	$ 1.14	$ 3.51	$ (1.90)

(1) The effect of employee stock options, warrants, restricted stock units and performance shares, 733,908 shares for the year ended December 31, 2009, were anti-dilutive and thus not included in the earnings per share calculation. This amount would have been dilutive if not for the net loss.

When applicable, diluted shares outstanding include the dilutive impact of warrants and restricted stock units. Diluted shares also include the impact of in-the-money employee stock options, which are calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the tax-effected proceeds that hypothetically would be received from the exercise of all in-the-money options are assumed to be used to repurchase shares.

12. Employee Stock Benefit Plans

We have one stock-based employee compensation plan. We also had an Employee Stock Purchase Plan (ESPP) under which eligible employees could purchase a limited number of shares of Libbey Inc. common stock at a discount. The ESPP was terminated effective May 31, 2009.

We account for stock-based compensation in accordance with FASB ASC Topic 718, "Compensation - Stock Compensation" and FASB ASC Topic 505-50, "Equity - Equity Based Payment to Non-Employees", which requires the measurement and recognition of compensation expense for all share-based awards to our employees and directors. Share-based compensation cost is measured based on the fair value of the equity or liability instruments issued. FASB ASC 718 and FASB ASC 505-50 apply to all of our outstanding unvested share-based payment awards.

Equity Participation Plan Program Description

We have one equity participation plan: the Amended and Restated Libbey Inc. 2006 Omnibus Incentive Plan, which we refer to as the Omnibus Plan. Up to a total of 2,960,000 shares of Libbey Inc. common stock are authorized for issuance as equity-based compensation under the Omnibus Plan. Under the Omnibus Plan, grants of equity-based compensation may take the form of stock options, stock appreciation rights, performance shares or units, restricted stock or restricted stock units or other stock-based awards. Employees and directors are eligible for awards under this plan. During 2011, there were grants of 168,939 stock options, 165,253 restricted stock units and 2,500 stock appreciation rights. During 2010, there were grants of 220,007 stock options, 226,667 restricted stock units and 2,800 stock appreciation rights. All option grants have an exercise price equal to the fair market value of the underlying stock on the grant date. The vesting period of options, stock appreciation rights and restricted stock units outstanding as of December 31, 2011, is four years. These instruments do not participate in dividends. All grants of equity-based compensation are amortized over the vesting period in accordance FASB ASC 718 expense attribution

methodology. The impact of applying the provisions of FASB ASC 718 is a pre-tax compensation expense of $5.0 million, $3.5 million and $2.4 million in selling, general and administrative expenses in the Consolidated Statements of Operations for 2011, 2010 and 2009, respectively. The third quarter of 2011 included non-cash compensation charges of $1.7 million related to accelerated vesting of previously issued equity compensation.

Non-Qualified Stock Option and Employee Stock Purchase Plan (ESPP) Information

We had an ESPP under which 950,000 shares of common stock had been reserved for issuance. Eligible employees could purchase a limited number of shares of common stock at a discount of up to 15 percent of the market value at certain plan-defined dates. The ESPP terminated on May 31, 2009. In 2009, shares issued under the ESPP totaled 362,011. Due to termination of the Plan, at December 31, 2011 and December 31, 2010 there were no shares available for issuance under the ESPP. Repurchased common stock was used to fund the ESPP.

Stock option compensation expense of $2.3 million, $1.0 million, and $1.0 million is included in the Consolidated Statements of Operations for 2011, 2010 and 2009, respectively.

The Black-Scholes option-pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. There were 168,939 stock option grants made during 2011. Under the Black-Scholes option-pricing model, the weighted-average grant-date fair value of options granted during 2011 is $12.58. There were 220,007 and 346,021 stock option grants made during 2010 and 2009, respectively. Under the Black-Scholes option-pricing model, the weighted-average grant-date fair value of options granted during 2010 and 2009 was $8.33 and $0.74, respectively. The fair value of each option is estimated on the date of grant with the following weighted-average assumptions:

Weighted Average Assumptions for Stock Option Grants	2011	2010	2009
Risk-free interest	2.74%	2.86%	2.78%
Expected term	6.3 years	6.3 years	6.3 years
Expected volatility	88.15%	87.21%	74.00%
Dividend yield	0.00%	0.00%	0.00%

- The risk-free interest rate is based on the U.S. Treasury yield curve at the time of grant and has a term equal to the expected life.
- The expected term represents the period of time the options are expected to be outstanding. Additionally, we use historical data to estimate option exercises and employee forfeitures. We use the Simplified Method defined by the SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" (SAB 107), to estimate the expected term of the option, representing the period of time that options granted are expected to be outstanding.
- The expected volatility was developed based on historic stock prices commensurate with the expected term of the option. We use projected data for expected volatility of our stock options based on the average of daily, weekly and monthly historical volatilities of our stock price over the expected term of the option and other economic data trended into future years.
- The dividend yield is calculated as the ratio based on our most recent historical dividend payments per share of common stock at the grant date to the stock price on the date of grant.

Information with respect to our stock option activity for 2011, 2010, and 2009 is as follows:

Options	Shares	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value (in thousands)
Outstanding balance at January 1, 2009	1,473,977	$ 22.37	5	$ —
Granted	346,021	1.09		
Exercised	—	—		
Canceled	(175,831)	29.05		
Outstanding balance at December 31, 2009	1,644,167	17.18	6	$ 2,258
Granted	220,007	11.10		
Exercised	(9,279)	14.50		$ 84
Canceled	(139,961)	28.05		
Outstanding balance at December 31, 2010	1,714,934	15.58	6	$ 6,710
Granted	168,939	16.72		
Exercised	(69,327)	6.95		$ 681
Canceled	(188,840)	27.90		
Outstanding balance at December 31, 2011	1,625,706	$ 14.63	4	$ 3,957
Exercisable at December 31, 2011	1,202,949	$ 16.14		$ 2,232

Intrinsic value for share-based instruments is defined as the difference between the current market value and the exercise price. FASB ASC Topic 718 requires the benefits of tax deductions in excess of the compensation cost recognized for those stock options (excess tax benefit) to be classified as financing cash flows. The number of stock options exercised in 2011, 2010, and 2009 were 69,327, 9,279, and 0, respectively.

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Libbey Inc. closing stock price of $12.74 as of December 31, 2011, which would have been received by the option holders had all option holders exercised their options as of that date. The number of outstanding options exercisable and weighted average exercise price is as follows:

December 31,	2011	2010	2009
Outstanding options exercisable	1,202,949	1,164,814	1,070,798
Weighted average exercise price	$ 16.14	$ 19.48	$ 22.48

As of December 31, 2011, $1.6 million of total unrecognized compensation expense related to nonvested stock options is expected to be recognized within the next four years on a weighted-average basis. The total fair value of shares vested during 2011 is $1.9 million. Shares issued for exercised options are issued from newly issued stock.

The following table summarizes our nonvested stock option activity for 2011, 2010 and 2009:

	Shares	Weighted-Average Value (per Share)
Nonvested at January 1, 2009	397,450	$ 7.17
Granted	346,021	$ 0.74
Vested	(159,221)	$ 5.70
Forfeited	(10,881)	$ 5.13
Nonvested at December 31, 2009	573,369	$ 3.74
Granted	220,007	$ 8.33
Vested	(221,065)	$ 5.57
Forfeited	(22,191)	$ 4.26
Nonvested at December 31, 2010	550,120	$ 4.81
Granted	168,939	$ 12.58
Vested	(283,185)	$ 6.87
Forfeited	(13,117)	$ 7.02
Nonvested at December 31, 2011	422,757	$ 7.53

Performance Share Information

Performance share compensation (income) expense of $(0.1) million, $0.5 million and $0.5 million for 2011, 2010 and 2009, respectively, is included in our Consolidated Statements of Operations.

Under the Omnibus Plan, prior to 2009, we granted select executives and key employees performance shares. The number of performance shares granted to an executive was determined by dividing the value to be transferred to the executive, expressed in U.S. dollars and determined as a percentage of the executive's long-term incentive target (which in turn is a percentage of the executive's base salary on January 1 of the year in which the performance shares are granted), by the average closing price of Libbey Inc. common stock over a period of 60 consecutive trading days ending on the date of the grant. There were no performance shares granted in 2011 or 2010, but participants earned performance shares that were granted in 2008 with respect to a 3-year performance cycle that began on January 1, 2008. Beginning in 2009, awards under this portion of the Incentive Plan were changed to cash awards.

The performance shares are settled by issuance to the executive of one share of Libbey Inc. common stock for each performance share earned. Performance shares are earned only if and to the extent we achieve certain company-wide performance goals over performance cycles of between 1 and 3 years.

A summary of the activity for performance shares under the Omnibus Plan for 2011, 2010 and 2009 is presented below:

Performance Shares	Shares
Outstanding balance at January 1, 2009	179,340
Granted	8,717
Issued	(13,896)
Canceled	(2,300)
Outstanding balance at December 31, 2009	171,861
Granted	—
Issued	(48,035)
Canceled	—
Outstanding balance at December 31, 2010	123,826
Granted	—
Issued	(61,658)
Canceled	(62,168)
Outstanding balance at December 31, 2011	—

There were no performance shares granted during 2011 and 2010. The weighted-average grant-date fair value of the performance shares granted during 2009 was $1.41 per share. As of December 31, 2011, there was no unrecognized compensation cost related to nonvested performance shares granted. Shares issued for performance share awards are issued from treasury stock and newly issued stock.

Stock and Restricted Stock Unit Information

Compensation expense of $2.8 million, $2.0 million, and $1.0 million for 2011, 2010 and 2009, respectively, is included in our Consolidated Statements of Operations to reflect grants of restricted stock units and of stock.

Under the Omnibus Plan, we grant non-employee members of our Board of Directors restricted stock units or shares of unrestricted stock. The restricted stock units or shares granted to Directors are immediately vested and all compensation expense is recognized in our Consolidated Statements of Operations in the year the grants are made. In addition, we grant restricted stock units to select executives, and we grant shares of restricted stock to key employees. The restricted stock units granted to select executives vest over four years. The restricted stock units granted to key employees generally vest on the first anniversary of the grant date.

A summary of the activity for restricted stock units under the Omnibus Plan for 2011 and 2010 is presented below:

Restricted Stock Units	Shares
Nonvested at January 1, 2009	202,611
Granted	260,271
Vested	(170,154)
Forfeited	—
Nonvested at December 31, 2009	292,728
Granted	226,667
Vested	(111,480)
Forfeited	(3,500)
Nonvested at December 31, 2010	404,415
Granted	165,253
Vested	(301,308)
Forfeited	(23,001)
Nonvested at December 31, 2011	245,359

The weighted-average grant-date fair value of the restricted stock units granted during 2011, 2010 and 2009 was $16.44, $13.85 and $1.26, respectively. As of December 31, 2011, there was $1.3 million of total unrecognized compensation cost related to nonvested restricted stock units granted. That cost is expected to be recognized over a period of 4 years. Shares issued for restricted stock unit awards are issued from treasury stock or newly issued shares.

Employee 401(k) Plan Retirement Fund and Non-Qualified Deferred Executive Compensation Plans

We sponsor the Libbey Inc. salary and hourly 401(k) plans (the Plan) to provide retirement benefits for our U.S. employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary contributions for eligible employees.

For the Salary Plan, employees can contribute from 1 percent to 50 percent of their annual salary on a pre-tax basis, up to the annual IRS limits. We match 100 percent on the first 1 percent and match 50 percent on the next five percent of pretax contributions to a maximum of 3.5 percent of compensation. For the Hourly Plan, employees can contribute from 1 percent to 25 percent of their annual pay up to the annual IRS limits. We match 50 percent of the first 6 percent of eligible earnings that are contributed by employees on a pretax basis. Therefore, the maximum matching contribution that we may allocate to each participant's account did not exceed $8,575 for the Salary Plan or $7,350 for the Hourly Plan for the 2011 calendar year due to the $245,000 annual limit on eligible earnings imposed by the Internal Revenue Code. We suspended matching contributions under the Plans for salaried and non-union employees effective March 16, 2009, and reinstated matching contributions on December 1, 2009. Starting in 2003, we used treasury stock for the company match contributions to the Plans; however, we discontinued that practice beginning January 1, 2007 with respect to salaried positions and beginning January 1, 2008 with respect to hourly positions. All matching contributions are now made in cash and vest immediately.

Effective January 1, 2005, employees who meet the age requirements and reach the Plan contribution limits can make a catch-up contribution not to exceed the lesser of 50 percent of their eligible compensation or the limit of $5,500 set forth in the Internal Revenue Code for the 2011 calendar year. The catch-up contributions are not eligible for matching contributions.

Effective January 1, 2009, we have a non-qualified Executive Deferred Compensation Plan (EDCP). Under the EDCP, executives and other members of senior management may elect to defer base salary (including vacation pay and holiday pay), cash incentive and bonus compensation and equity-based compensation. We provide matching contributions on excess contributions in the same manner as we provide matching contributions under our 401(k) plan.

At the end of 2008, the non-qualified Executive Savings Plan (ESP) was frozen. The ESP was for those employees whose salary exceeded the IRS limit. Libbey matched employee contributions under the ESP in the same manner as we provided matching contributions under our 401(k) Salary Plan.

Our matching contributions to all Plans totaled $2.4 million, $2.4 million and $1.3 million in 2011, 2010, and 2009, respectively.

13. Derivatives

We utilize derivative financial instruments to hedge certain interest rate risks associated with our long-term debt, commodity price risks associated with forecasted future natural gas requirements and foreign exchange rate risks associated with transactions denominated in a currency other than the U.S. dollar. Most of these derivatives, except for the foreign currency contracts, qualify for hedge accounting since the hedges are highly effective, and we have designated and documented contemporaneously the hedging relationships involving these derivative instruments. While we intend to continue to meet the conditions for hedge accounting, if hedges do not qualify as highly effective or if we do not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in our earnings. All of these contracts were accounted for under FASB ASC 815 "Derivatives and Hedging."

Fair Values

The following table provides the fair values of our derivative financial instruments for the periods presented:

	Asset Derivatives:			
(dollars in thousands)	December 31, 2011		December 31, 2010	
Derivatives designated as hedging instruments under FASB ASC 815:	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate contract	Derivative asset	$ 3,606	Derivative asset	$ 2,536
Natural gas contracts		—	Derivative asset	53
Total designated		3,606		2,589
Derivatives not designated as hedging instruments under FASB ASC 815:				
Currency contracts	Prepaid and other current assets	107		—
Total undesignated		107		—
Total		$ 3,713		$ 2,589

	Liability Derivatives:			
(dollars in thousands)	December 31, 2011		December 31, 2010	
Derivatives designated as hedging instruments under FASB ASC 815:	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Natural gas contracts	Derivative liability - current	$ 3,390	Derivative liability - current	$ 3,117
Natural gas contracts	Derivative liability - long term	298		—
Total designated		3,688		3,117
Derivatives not designated as hedging instruments under FASB ASC 815:				
Natural gas contracts		—	Derivative liability - current	124
Currency contracts		—	Derivative liability - current	151
Total undesignated		—		275
Total		$ 3,688		$ 3,392

Interest Rate Swaps as Fair Value Hedges

In 2010, we entered into an interest rate swap agreement with a notional amount of $100.0 million that is to mature in 2015. The swap was executed in order to convert a portion of the Senior Secured Note fixed rate debt into floating rate debt and maintain a capital structure containing appropriate amounts of fixed and floating rate debt. In August 2010, $10.0 million of the swap was called for a premium of $0.3 million. In August 2011, an additional $10.0 million of the swap was called for a premium of $0.3 million. As of December 31, 2011, the notional amount of the interest rate swap agreement is $80.0 million.

Our fixed-to-floating interest rate swap is designated and qualifies as a fair value hedge. The change in the fair value of the derivative instrument related to the future cash flows (gain or loss on the derivative), as well as the offsetting change in the fair value of the hedged long-term debt attributable to the hedged risk, are recognized in current earnings. We include the gain or loss on the hedged long-term debt in other income (expense), along with the offsetting loss or gain on the related interest rate swap, on the Consolidated Statements of Operations.

The following table provides a summary of the gain (loss) recognized in other income (expense):

Year ended December 31, (dollars in thousands)	2011	2010	2009
Interest rate swap	$ 1,070	$ 2,536	$ —
Related long-term debt	(777)	(3,266)	—
Net impact on other income (expense)	$ 293	$ (730)	$ —

Commodity Future Contracts Designated as Cash Flow Hedges

We use commodity futures contracts related to forecasted future North American natural gas requirements. The objective of these futures contracts and other derivatives is to limit the fluctuations in prices paid due to price movements in the underlying commodity. We consider our forecasted natural gas requirements in determining the quantity of natural gas to hedge. We combine the forecasts with historical observations to establish the percentage of forecast eligible to be hedged, typically ranging from 40 percent to 70 percent of our anticipated requirements, up to eighteen months in the future. The fair values of these instruments are determined from market quotes. As of December 31, 2011, we had commodity contracts for 3,070,000 million British Thermal Units (BTUs) of natural gas. At December 31, 2010, we had commodity contracts for 3,090,000 million BTUs of natural gas.

All of our natural gas derivatives qualify and are designated as cash flow hedges at December 31, 2011. Hedge accounting is applied only when the derivative is deemed to be highly effective at offsetting changes in fair values or anticipated cash flows of the hedged item or transaction. For hedged forecasted transactions, hedge accounting is discontinued if the forecasted transaction is no longer probable to occur, and any previously deferred gains or losses would be recorded to earnings immediately. Changes in the effective portion of the fair value of these hedges are recorded in other comprehensive income (loss). The ineffective portion of the change in the fair value of a derivative designated as a cash flow hedge is recognized in current earnings. As the natural gas contracts mature, the accumulated gains (losses) for the respective contracts are reclassified from accumulated other comprehensive loss to current expense in cost of sales in our Consolidated Statement of Operations. We paid additional cash of $4.7 million, $8.6 million and $18.3 million in the years ended December 31, 2011, 2010 and 2009, respectively, due to the difference between the fixed unit rate of our natural gas contracts and the variable unit rate of our natural gas cost from suppliers. Based on our current valuation, we estimate that accumulated losses currently carried in accumulated other comprehensive loss that will be reclassified into earnings over the next twelve months will result in $3.4 million of expense in our Consolidated Statement of Operations.

We also used Interest Rate Protection Agreements to manage our exposure to variable interest rates on our floating rate debt. These agreements expired in December 2009. These Interest Rate Protection Agreements effectively converted a portion of our borrowings from variable rate debt to fixed-rate debt, thus reducing the impact of interest rate changes on future results. These instruments were valued using the market standard methodology of netting the discounted expected future variable cash receipts and the discounted future fixed cash payments. The variable cash receipts were based on an expectation of future interest rates derived from observed market interest rate forward curves.

As fixed interest payments were made pursuant to the Interest Rate Protection Agreements, they were classified together with the related receipt of variable interest, the payment of contractual interest expense to the banks and the reclassification of accumulated gains (losses) from accumulated other comprehensive loss related to the interest rate agreements. We paid additional cash interest of $6.8 million in the year ended December 31, 2009 due to the difference between the contractual fixed interest rates in our Interest Rate Protection Agreements and the variable interest rates associated with our long-term debt.

The following table provides a summary of the effective portion of derivative gain (loss) recognized in other comprehensive income (loss):

Year ended December 31, (dollars in thousands)	**2011**	**2010**	**2009**
Interest rate contracts	$ —	$ —	$ 6,322
Natural gas contracts	(5,263)	(6,362)	(8,976)
Total	$ (5,263)	$ (6,362)	$ (2,654)

The following table provides a summary of the effective portion of derivative gain (loss) reclassified from accumulated other comprehensive loss to the Consolidated Statement of Operations:

Year ended December 31, (dollars in thousands)	**Location:**	**2011**	**2010**	**2009**
Natural gas contracts	Cost of sales	$ (4,639)	$ (8,962)	$ (18,269)
Total impact on net (loss) income		$ (4,639)	$ (8,962)	$ (18,269)

Currency Contracts

Our foreign currency exposure arises from transactions denominated in a currency other than the U.S. dollar primarily associated with our Canadian dollar denominated accounts receivable. During 2010, we entered into a series of foreign currency contracts to sell Canadian dollars. As of December 31, 2011 and December 31, 2010, we had contracts for C$3.9 million and C$18.7 million, respectively. The fair values of these instruments are determined from market quotes. The values of these derivatives will change over time as cash receipts and payments are made and as market conditions change.

Gains and losses for derivatives that were not designated as hedging instruments are recorded in current earnings as follows:

Year ended December 31, (dollars in thousands)	Location:	2011	2010	2009
Currency contracts	Other income (expense)	$ 257	$ (150)	$—
Total		$ 257	$ (150)	$—

We do not believe we are exposed to more than a nominal amount of credit risk in our interest rate swap, natural gas hedges and currency contracts as the counterparties are established financial institutions. The counterparty for the Interest Rate Agreement is rated AA- and the counterparties for the other derivative agreements are rated BBB+ or better as of December 31, 2011, by Standard and Poor's.

14. Comprehensive Income (Loss)

Components of comprehensive income (loss) (net of tax) are as follows:

Year ended December 31, (dollars in thousands)	2011	2010	2009
Net income (loss)	$ 23,641	$ 70,086	$ (28,788)
Minimum pension and non-pension postretirement liability and intangible pension asset, net of tax	(14,833)	9,722	(13,479)
Effect of derivatives, net of tax	(1,249)	3,049	12,440
Effect of exchange rate fluctuations	(1,344)	(7,993)	1,101
Total comprehensive income (loss)	$ 6,215	$ 74,864	$ (28,726)

Accumulated other comprehensive loss (net of tax) is as follows:

(dollars in thousands)	Effect of Exchange Rate Fluctuation	Cash Flow Derivatives	Minimum Pension and Non-Pension Postretirement Liability and Intangible Pension Asset	Total Accumulated Comprehensive Loss
Balance on December 31, 2008	$ 4,231	$ (16,610)	$ (103,407)	$ (115,786)
2009 change	1,101	15,613	(12,904)	3,810
Translation effect	—	—	(348)	(348)
Tax effect	—	(3,173)	(227)	(3,400)
Balance on December 31, 2009	5,332	(4,170)	(116,886)	(115,724)
2010 change	(7,993)	2,600	11,453	6,060
Translation effect	—	—	(1,630)	(1,630)
Tax effect	—	449	(101)	348
Balance on December 31, 2010	(2,661)	(1,121)	(107,164)	(110,946)
2011 change	(1,344)	(624)	(16,394)	(18,362)
Translation effect	—	(126)	1,036	910
Tax effect	—	(499)	525	26
Balance on December 31, 2011	$ (4,005)	$ (2,370)	$ (121,997)	$ (128,372)

15. Fair Value

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the

principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs used in measuring fair value into three broad levels as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.
- Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.
- Level 3 — Unobservable inputs based on our own assumptions.

Asset / (Liability) (dollars in thousands)	Fair Value at December 31, 2011				Fair Value at December 31, 2010			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Commodity futures natural gas contracts	$ —	$ (3,688)	$ —	$ (3,688)	$ —	$ (3,188)	$ —	$ (3,188)
Currency contracts	—	107	—	107	—	(151)	—	(151)
Interest rate agreements	—	3,606	—	3,606	—	2,536	—	2,536
Net derivative asset (liability)	$ —	$ 25	$ —	$ 25	$ —	$ (803)	$ —	$ (803)

The fair values of our commodity futures natural gas contracts and currency contracts are determined using observable market inputs. The fair value of our interest rate agreement is based on the market standard methodology of netting the discounted expected future fixed cash receipts and the discounted future variable cash payments. The variable cash payments are based on an expectation of future interest rates derived from observed market interest rate forward curves. Since these inputs are observable in active markets over the terms that the instruments are held, the derivatives are classified as Level 2 in the hierarchy. We also evaluate Company and counterparty risk in determining fair values. The total derivative position is recorded on the Consolidated Balance Sheets, with $0.1 million in prepaid and other current assets, $3.6 million in derivative asset, $3.4 million in current derivative liability and $0.3 million in long-term derivative liability as of December 31, 2011. As of December 31, 2010, $2.6 million was recorded in derivative asset and $3.4 million in current derivative liability on the Consolidated Balance Sheets.

The commodity futures natural gas contracts, interest rate protection agreements and currency contracts are hedges of either recorded assets or liabilities or anticipated transactions. Changes in values of the underlying hedged assets and liabilities or anticipated transactions are not reflected in the above table.

16. Operating Leases

Rental expense for all non-cancelable operating leases, primarily for warehouses, was $18.6 million, $18.4 million and $17.9 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Future minimum rentals under operating leases are as follows (dollars in thousands):

2012	2013	2014	2015	2016	2017 and thereafter
$16,735	$14,422	$12,004	$8,238	$7,317	$39,813

17. Other Income (Expense)

Items included in other income (expense) in the Consolidated Statements of Operations are as follows:

Year ended December 31, (dollars in thousands)	2011	2010	2009
Gain on sale of land at Libbey Holland	$ 3,445	$ —	$ —
Gain on sale of Traex assets (1)	3,418	—	—
(Loss) gain on currency translation	(263)	137	2,766
Hedge ineffectiveness	284	(855)	(155)
Other non-operating income	1,147	444	1,442
Other income (expense)	$ 8,031	$ (274)	$ 4,053

(1) On April 28, 2011, we sold substantially all of the assets of Traex (now known as Dane Holding Co.) to the Vollrath Company for $12.5 million, resulting in a gain of $3.4 million.

18. Contingencies

We are currently undergoing an unclaimed property audit that is being conducted by various state authorities. The property subject to review in this audit process generally includes unclaimed wages, vendor payments and customer refunds. State escheat laws generally require entities to report and remit abandoned and unclaimed property. Failure to timely report and remit the property can result in assessments that include interest and penalties, in addition to the payment of the escheat liability itself. We may have obligations associated with unclaimed property in an estimated amount of approximately $2.7 million. While we have recorded this estimate as expense of $1.8 million and $0.9 million in cost of sales and selling, general and administrative expenses on the Consolidated Statement of Operations for the year ended December 31, 2011, it is too early to determine the ultimate outcome of these audits and, as a result, our actual obligations may be less than or greater than the amount we have recorded. At this time, we believe that the impact of these adjustments is not material to our results of operations.

19. Segments

We have revised our segment structure to reflect our reorganization from geographical regions to one global company. Under this new structure, we have two reportable segments: Glass Operations and Other Operations. The classifications are defined as follows:

Glass Operations — includes worldwide sales of manufactured and sourced glass tableware and other glass products from domestic and international subsidiaries.

Other Operations — includes worldwide sales of sourced ceramic dinnerware, metal tableware, hollowware and serveware and plastic items. Plastic items were sold through April 28, 2011.

Our measure of profit for our reportable segments is Segment Earnings before Interest and Taxes (Segment EBIT) and excludes amounts related to certain items we consider not representative of ongoing operations as well as certain retained corporate costs. We use Segment EBIT, along with net sales and selected cash flow information, to evaluate performance and to allocate resources. Segment EBIT for reportable segments includes an allocation of some corporate expenses based on both a percentage of sales and direct billings based on the costs of services performed.

Certain activities not related to any particular reportable segment are reported within retained corporate costs. These costs include certain headquarter, administrative and facility costs, and other costs that are global in nature and are not allocable to the reporting segments. Corporate assets primarily include finance fees, capitalized software, and income tax assets.

The accounting policies of the reportable segments are the same as those described in note 2. We do not have any customers who represent 10 percent or more of total sales. We evaluate the performance of our segments based upon sales and Segment Segment EBIT. Inter-segment sales are consummated at arm's length and are reflected in eliminations below.

Year ended December 31, (dollars in thousands)	2011	2010	2009
Net Sales:			
Glass Operations	$ 746,581	$ 717,576	$ 666,218
Other Operations	71,183	82,783	83,158
Eliminations	(708)	(565)	(741)
Consolidated	$ 817,056	$ 799,794	$ 748,635
Segment EBIT:			
Glass Operations	$ 96,716	$ 94,745	$ 67,326
Other Operations	11,974	14,902	13,058
Total Segment EBIT	$ 108,690	$ 109,647	$ 80,384
Reconciliation of Segment EBIT to Net Income (Loss):			
Segment EBIT	$ 108,690	$ 109,647	$ 80,384
Retained corporate costs	(37,789)	(35,804)	(32,704)
(Loss) gain on redemption of debt (note 6)	(2,803)	58,292	—
Gain on sale of Traex assets (note 17)	3,418	—	—
Gain on sale of land (1) (note 17)	3,445	—	—
Restructuring charges (note 7)	84	(2,498)	(3,823)
CEO transition expenses	(2,722)	—	—
Abandoned property (note 18)	(2,719)	—	—
Pension settlement charges (note 9)	—	—	(3,190)
Other special items (2)	(901)	(2,798)	—
Interest expense	(43,419)	(45,171)	(66,705)
Income taxes	(1,643)	(11,582)	(2,750)
Net income (loss)	$ 23,641	$ 70,086	$ (28,788)
Depreciation & Amortization:			
Glass Operations	$ 40,398	$ 39,038	$ 39,778
Other Operations	265	715	2,020
Corporate	1,525	1,362	1,368
Consolidated	$ 42,188	$ 41,115	$ 43,166
Capital Expenditures:			
Glass Operations	$ 40,161	$ 26,079	$ 15,631
Other Operations	28	239	354
Corporate	1,231	1,929	1,020
Consolidated	$ 41,420	$ 28,247	$ 17,005

December 31, (dollars in thousands)	2011	2010
Segment Assets:		
Glass Operations	$ 736,377	$ 752,058
Other Operations	32,638	45,944
Corporate	21,136	20,969
Consolidated	$ 790,151	$ 818,971

(1) Net gain on the sale of land at our Libbey Holland facility.

(2) 2011 includes $1,105 of severance, a $817 write-down of unutilized fixed assets in our Glass Operations segment, net of an $805 equipment credit and other income of $216. 2010 includes equity offerings fees related to the secondary stock offering of $1,047, an equipment write-down of $2,696, offset by an insurance claim recovery of $945.

Net sales to customers and long-lived assets located in the U.S., Mexico, and Other regions for 2011, 2010 and 2009 are presented below. Intercompany sales to affiliates represent products that are transferred to those geographic areas on a basis intended to reflect as nearly as possible the market value of the products. The long-lived assets include net fixed assets, goodwill and equity investments.

(dollars in thousands)	United States	Mexico	All Other	Eliminations	Consolidated
2011					
Net sales:					
Customers	$ 441,882	$ 122,308	$ 252,866		$ 817,056
Intercompany	55,281	13,964	24,470	$ (93,715)	—
Total net sales	$ 497,163	$ 136,272	$ 277,336	$ (93,715)	$ 817,056
Long-lived assets	$ 114,207	$ 199,577	$ 117,506	$ —	$ 431,290
2010					
Net sales:					
Customers	$ 444,534	$ 121,282	$ 233,978		$ 799,794
Intercompany	55,432	10,846	16,085	$ (82,363)	—
Total net sales	$ 499,966	$ 132,128	$ 250,063	$ (82,363)	$ 799,794
Long-lived assets	$ 118,363	$ 197,604	$ 123,770	$ —	$ 439,737
2009					
Net sales:					
Customers	$ 435,500	$ 104,254	$ 208,881		$ 748,635
Intercompany	42,832	6,958	7,927	$ (57,717)	—
Total net sales	$ 478,332	$ 111,212	$ 216,808	$ (57,717)	$ 748,635
Long-lived assets	$ 126,371	$ 195,648	$ 136,314	$ —	$ 458,333

20. Condensed Consolidated Guarantor Financial Statements

Libbey Glass is a direct, 100 percent owned subsidiary of Libbey Inc. and is the issuer of the Senior Secured Notes. The obligations of Libbey Glass under the Senior Secured Notes are fully and unconditionally and jointly and severally guaranteed by Libbey Inc. and by certain indirect, 100 percent owned domestic subsidiaries of Libbey Inc., as described below. All are related parties that are included in the Consolidated Financial Statements for the year ended December 31, 2011, 2010 and 2009.

At December 31, 2011, December 31, 2010 and December 31, 2009, Libbey Inc.'s indirect, 100 percent owned domestic subsidiaries were Syracuse China Company, World Tableware Inc., LGA4 Corp., LGA3 Corp., The Drummond Glass Company, LGC Corp., Dane Holding Co. (known as Traex Company prior to April 28, 2011), Libbey.com LLC, LGFS Inc., and LGAC LLC (collectively, Subsidiary Guarantors). The following tables contain Condensed Consolidating Financial Statements of (a) the parent, Libbey Inc., (b) the issuer, Libbey Glass, (c) the Subsidiary Guarantors, (d) the indirect subsidiaries of Libbey Inc. that are not Subsidiary Guarantors (collectively, Non-Guarantor Subsidiaries), (e) the consolidating elimination entries, and (f) the consolidated totals.

Libbey Inc.
Condensed Consolidating Statements of Operations

(dollars in thousands)	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	Year ended December 31, 2011					
Net sales	$ —	$ 408,561	$ 74,260	$ 404,567	$ (70,332)	$ 817,056
Freight billed to customers	—	630	929	837	—	2,396
Total revenues	—	409,191	75,189	405,404	(70,332)	819,452
Cost of sales	—	336,027	55,455	329,563	(70,332)	650,713
Gross profit	—	73,164	19,734	75,841	—	168,739
Selling, general and administrative expenses	—	60,211	7,816	37,518	—	105,545
Special charges	—	(332)	51	—	—	(281)
Income (loss) from operations	—	13,285	11,867	38,323	—	63,475
Other income (expense)	—	(2,560)	3,457	4,331	—	5,228
Earnings (loss) before interest and income taxes	—	10,725	15,324	42,654	—	68,703
Interest expense	—	32,711	—	10,708	—	43,419
Income (loss) before income taxes	—	(21,986)	15,324	31,946	—	25,284
Provision (benefit) for income taxes	—	(3,811)	4,016	1,438	—	1,643
Net income (loss)	—	(18,175)	11,308	30,508	—	23,641
Equity in net income (loss) of subsidiaries	23,641	41,816	—	—	(65,457)	—
Net income (loss)	$ 23,641	$ 23,641	$ 11,308	$ 30,508	$ (65,457)	$ 23,641

(dollars in thousands)	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	Year ended December 31, 2010					
Net sales	$ —	$ 400,565	$ 85,996	$ 380,912	$ (67,679)	$ 799,794
Freight billed to customers	—	622	883	285	—	1,790
Total revenues	—	401,187	86,879	381,197	(67,679)	801,584
Cost of sales	—	329,865	62,827	308,558	(67,679)	633,571
Gross profit	—	71,322	24,052	72,639	—	168,013
Selling, general and administrative expenses	—	55,245	9,077	33,068	—	97,390
Special charges	—	765	1,037	—	—	1,802
Income (loss) from operations	—	15,312	13,938	39,571	—	68,821
Other income (expense)	—	57,315	(133)	836	—	58,018
Earnings (loss) before interest and income taxes	—	72,627	13,805	40,407	—	126,839
Interest expense	—	39,717	(5)	5,459	—	45,171
Income (loss) before income taxes	—	32,910	13,810	34,948	—	81,668
Provision (benefit) for income taxes	—	(4,057)	4,034	11,605	—	11,582
Net income (loss)	—	36,967	9,776	23,343	—	70,086
Equity in net income (loss) of subsidiaries	70,086	33,119	—	—	(103,205)	—
Net income (loss)	$ 70,086	$ 70,086	$ 9,776	$ 23,343	$ (103,205)	$ 70,086

Libbey Inc.
Condensed Consolidating Statement of Operations

(dollars in thousands)	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	Year ended December 31, 2009					
Net sales	$ —	$ 385,467	$ 87,041	$ 325,175	$ (49,048)	$ 748,635
Freight billed to customers	—	601	839	165	—	1,605
Total revenues	—	386,068	87,880	325,340	(49,048)	750,240
Cost of sales	—	310,031	68,505	287,607	(49,048)	617,095
Gross profit	—	76,037	19,375	37,733	—	133,145
Selling, general and administrative expenses	—	53,906	7,954	33,040	—	94,900
Special charges	—	14	1,617	—	—	1,631
Income (loss) from operations	—	22,117	9,804	4,693	—	36,614
Other income (expense)	—	3,533	(138)	658	—	4,053
Earnings (loss) before interest and income taxes	—	25,650	9,666	5,351	—	40,667
Interest expense	—	60,798	1	5,906	—	66,705
Income (loss) before income taxes	—	(35,148)	9,665	(555)	—	(26,038)
Provision (benefit) for income taxes	—	(7,275)	1,666	8,359	—	2,750
Net income (loss)	—	(27,873)	7,999	(8,914)	—	(28,788)
Equity in net income (loss) of subsidiaries	(28,788)	(915)	—	—	29,703	—
Net income (loss)	$ (28,788)	$ (28,788)	$ 7,999	$ (8,914)	$ 29,703	$ (28,788)

Libbey Inc.
Condensed Consolidating Balance Sheet

(dollars in thousands)	December 31, 2011					
	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and equivalents	$ —	$ 39,249	$ 155	$ 18,887	$ —	$ 58,291
Accounts receivable — net	—	39,707	3,223	45,115	—	88,045
Inventories — net	—	48,077	17,009	80,773	—	145,859
Other current assets	—	16,913	747	7,432	(15,391)	9,701
Total current assets	—	143,946	21,134	152,207	(15,391)	301,896
Other non-current assets	—	25,138	8	18,380	(7,761)	35,765
Investments in and advances to subsidiaries	27,780	336,596	210,876	(10,116)	(565,136)	—
Goodwill and purchased intangible assets — net	—	26,833	12,347	148,592	—	187,772
Total other assets	27,780	388,567	223,231	156,856	(572,897)	223,537
Property, plant and equipment — net	—	75,951	416	188,351	—	264,718
Total assets	$ 27,780	$ 608,464	$ 244,781	$ 497,414	$ (588,288)	$ 790,151
Accounts payable	$ —	$ 14,290	$ 1,840	$ 42,629	$ —	$ 58,759
Accrued and other current liabilities	—	67,665	20,860	33,068	(15,391)	106,202
Notes payable and long-term debt due within one year	—	227	—	3,965	—	4,192
Total current liabilities	—	82,182	22,700	79,662	(15,391)	169,153
Long-term debt	—	360,626	—	32,542	—	393,168
Other long-term liabilities	—	156,232	17,156	34,423	(7,761)	200,050
Total liabilities	—	599,040	39,856	146,627	(23,152)	762,371
Total shareholders' equity (deficit)	27,780	9,424	204,925	350,787	(565,136)	27,780
Total liabilities and shareholders' equity (deficit)	$ 27,780	$ 608,464	$ 244,781	$ 497,414	$ (588,288)	$ 790,151

Libbey Inc.
Condensed Consolidating Balance Sheet

(dollars in thousands)	December 31, 2010 Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and equivalents	$ —	$ 58,277	$ 293	$ 17,688	$ —	$ 76,258
Accounts receivable — net	—	37,099	5,360	49,642	—	92,101
Inventories — net	—	52,398	19,902	75,846	—	148,146
Other current assets	—	(2,634)	10,960	10,518	(12,407)	6,437
Total current assets	—	145,140	36,515	153,694	(12,407)	322,942
Other non-current assets	—	8,344	2,779	41,169	(19,134)	33,158
Investments in and advances to subsidiaries	11,266	360,784	189,171	(32,151)	(529,070)	—
Goodwill and purchased intangible assets — net	—	26,833	15,761	149,880	—	192,474
Total other assets	11,266	395,961	207,711	158,898	(548,204)	225,632
Property, plant and equipment — net	—	72,892	4,862	192,643	—	270,397
Total assets	$ 11,266	$ 613,993	$ 249,088	$ 505,235	$ (560,611)	$ 818,971
Accounts payable	$ —	$ 13,514	$ 2,926	$ 42,655	$ —	$ 59,095
Accrued and other current liabilities	—	48,092	27,811	34,430	(12,407)	97,926
Notes payable and long-term debt due within one year	—	227	—	2,915	—	3,142
Total current liabilities	—	61,833	30,737	80,000	(12,407)	160,163
Long-term debt	—	398,039	—	45,944	—	443,983
Other long-term liabilities	—	131,100	21,964	69,629	(19,134)	203,559
Total liabilities	—	590,972	52,701	195,573	(31,541)	807,705
Total shareholders' equity (deficit)	11,266	23,021	196,387	309,662	(529,070)	11,266
Total liabilities and shareholders' equity (deficit)	$ 11,266	$ 613,993	$ 249,088	$ 505,235	$ (560,611)	$ 818,971

Libbey Inc.
Condensed Consolidating Statements of Cash Flows

	Year ended December 31, 2011					
(dollars in thousands)	**Libbey Inc. (Parent)**	**Libbey Glass (Issuer)**	**Subsidiary Guarantors**	**Non-Guarantor Subsidiaries**	**Eliminations**	**Consolidated**
Net income (loss)	$ 23,641	$ 23,641	$ 11,308	$ 30,508	$ (65,457)	$ 23,641
Depreciation and amortization	—	13,501	292	28,395	—	42,188
Other operating activities	(23,641)	(2,184)	(24,655)	(25,455)	65,457	(10,478)
Net cash provided by (used in) operating activities	—	34,958	(13,055)	33,448	—	55,351
Additions to property, plant & equipment	—	(18,098)	(61)	(23,261)	—	(41,420)
Other investing activities	—	33	12,978	4,689	—	17,700
Net cash (used in) investing activities	—	(18,065)	12,917	(18,572)	—	(23,720)
Net borrowings (repayments)	—	(40,196)	—	(13,547)	—	(53,743)
Other financing activities	—	4,275	—	—	—	4,275
Net cash provided by (used in) financing activities	—	(35,921)	—	(13,547)	—	(49,468)
Exchange effect on cash	—	—	—	(130)	—	(130)
Increase (decrease) in cash	—	(19,028)	(138)	1,199	—	(17,967)
Cash at beginning of period	—	58,277	293	17,688	—	76,258
Cash at end of period	$ —	$ 39,249	$ 155	$ 18,887	$ —	$ 58,291

	Year ended December 31, 2010					
(dollars in thousands)	**Libbey Inc. (Parent)**	**Libbey Glass (Issuer)**	**Subsidiary Guarantors**	**Non-Guarantor Subsidiaries**	**Eliminations**	**Consolidated**
Net income (loss)	$ 70,086	$ 70,086	$ 9,776	$ 23,343	$ (103,205)	$ 70,086
Depreciation and amortization	—	14,512	743	25,860	—	41,115
Other operating activities	(70,086)	(67,690)	(10,407)	(18,524)	103,205	(63,502)
Net cash provided by (used in) operating activities	—	16,908	112	30,679	—	47,699
Additions to property, plant & equipment	—	(8,515)	(238)	(19,494)	—	(28,247)
Other investing activities	—	—	—	—	—	—
Net cash (used in) investing activities	—	(8,515)	(238)	(19,494)	—	(28,247)
Net borrowings (repayments)	—	35,112	—	(10,210)	—	24,902
Other financing activities	—	(22,614)	—	—	—	(22,614)
Net cash provided by (used in) financing activities	—	12,498	—	(10,210)	—	2,288
Exchange effect on cash	—	—	—	(571)	—	(571)
Increase (decrease) in cash	—	20,891	(126)	404	—	21,169
Cash at beginning of period	—	37,386	419	17,284	—	55,089
Cash at end of period	$ —	$ 58,277	$ 293	$ 17,688	$ —	$ 76,258

Libbey Inc.
Condensed Consolidating Statement of Cash Flows

(dollars in thousands)	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	Year ended December 31, 2009					
Net income (loss)	$ (28,788)	$ (28,788)	$ 7,999	$ (8,914)	$ 29,703	$ (28,788)
Depreciation and amortization	—	14,678	2,052	26,436	—	43,166
Other operating activities	28,788	55,517	(9,711)	42,879	(29,703)	87,770
Net cash provided by (used in) operating activities	—	41,407	340	60,401	—	102,148
Additions to property, plant & equipment	—	(6,189)	(339)	(10,477)	—	(17,005)
Other investing activities	—	60	5	200	—	265
Net cash (used in) investing activities	—	(6,129)	(334)	(10,277)	—	(16,740)
Net borrowings (repayments)	—	(174)	—	(39,220)	—	(39,394)
Other financing activities	—	(4,171)	—	—	—	(4,171)
Net cash provided by (used in) financing activities	—	(4,345)	—	(39,220)	—	(43,565)
Exchange effect on cash	—	—	—	(58)	—	(58)
Increase (decrease) in cash	—	30,933	6	10,846	—	41,785
Cash at beginning of period	—	6,453	413	6,438	—	13,304
Cash at end of period	$ —	$ 37,386	$ 419	$ 17,284	$ —	$ 55,089

Selected Quarterly Financial Data (unaudited)

The following tables present selected quarterly financial data for the years ended December 31, 2011 and 2010:

(dollars in thousands, except per-share amounts)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2011	2010	2011	2010	2011	2010	2011	2010
Net sales	$ 181,015	$ 173,904	$ 214,013	$ 203,036	$ 207,246	$ 200,007	$ 214,782	$ 222,847
Gross profit	$ 36,146	$ 33,877	$ 49,836	$ 48,031	$ 44,884	$ 41,685	$ 37,873	$ 44,420
Gross profit margin	20.0 %	19.5%	23.3%	23.7%	21.7%	20.8%	17.6%	19.9%
Selling, general & administrative expenses	$ 25,402	$ 22,824	$ 25,224	$ 24,719	$ 26,739	$ 25,335	$ 28,180	$ 24,512
Special charges	$ 51	$ 232	$ (100)	$ 156	$ (232)	$ 700	$ —	$ 714
Income from operations (IFO)	$ 10,693	$ 10,821	$ 24,712	$ 23,156	$ 18,377	$ 15,650	$ 9,693	$ 19,194
IFO margin	5.9 %	6.2%	11.5%	11.4%	8.9%	7.8%	4.5%	8.6%
Earnings before interest and income taxes (EBIT)	$ 10,896	$ 66,850	$ 27,776	$ 24,812	$ 20,614	$ 15,673	$ 9,417	$ 19,504
EBIT margin	6.0 %	38.4%	13.0%	12.2%	9.9%	7.8%	4.4%	8.8%
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 21,777	$ 77,236	$ 38,803	$ 35,380	$ 30,971	$ 25,713	$ 19,340	$ 29,625
EBITDA margin	12.0 %	44.4%	18.1%	17.4%	14.9%	12.9%	9.0%	13.3%
Net (loss) income	$ (1,001)	$ 55,410	$ 15,406	$ 9,567	$ 7,127	$ 2,346	$ 2,109	$ 2,763
Net (loss) income margin	(0.6)%	31.9%	7.2%	4.7%	3.4%	1.2%	1.0%	1.2%
Diluted (loss) earnings per share	$ (0.05)	$ 2.76	$ 0.74	$ 0.47	$ 0.34	$ 0.12	$ 0.10	$ 0.13
Accounts receivable - net	$ 94,222	$ 87,506	$ 97,687	$ 92,782	$ 93,447	$ 110,574	$ 88,045	$ 92,101
DSO	42.6	41.8	44.0	43.9	41.3	51.4	39.3	42.0
Inventories - net	$ 165,081	$ 152,503	$ 168,197	$ 153,187	$ 171,217	$ 159,374	$ 145,859	$ 148,146
DIO	74.6	72.8	75.8	72.4	75.7	74.1	65.2	67.6
Accounts payable	$ 60,164	$ 49,550	$ 61,612	$ 52,427	$ 52,317	$ 55,496	$ 58,759	$ 59,095
DPO	27.2	23.7	27.8	24.8	23.1	25.8	26.3	27.0
Working capital	$ 199,139	$ 190,459	$ 204,272	$ 193,542	$ 212,347	$ 214,452	$ 175,145	$ 181,152
DWC	90.0	90.9	92.1	91.5	93.9	99.7	78.2	82.6
Percent of net sales	24.7 %	24.9%	25.2%	25.1%	25.7%	27.3%	21.4%	22.6%
Net cash (used in) provided by operating activities	$ (23,080)	$ (46,165)	$ 29,914	$ 38,112	$ (4,690)	$ (2,780)	$ 53,207	$ 58,532
Free Cash Flow	$ (26,984)	$ (20,913)	$ 33,461	$ 30,881	$ (12,526)	$ (10,523)	$ 37,680	$ 49,407
Total borrowings - net	$ 412,071	$ 452,011	$ 412,502	$ 452,448	$ 406,274	$ 456,102	$ 397,360	$ 447,125

The following table represents special items (see notes 5, 6, 7 and 17) included in the above quarterly data for the years ended December 31, 2011 and 2010:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
(dollars in thousands)	**2011**	**2010**	**2011**	**2010**	**2011**	**2010**	**2011**	**2010**
Special items included in:								
Cost of sales	$ —	$ —	$ 43	$ 1,742	$ 1,981	$ 578	$ 817	$ (3)
Selling, general & administrative expenses	—	—	(385)	—	2,983	1,096	1,316	(49)
Special charges	51	232	(100)	156	(232)	700	—	714
Loss (gain) on redemption of debt	2,803	(56,792)	—	—	—	—	—	(1,500)
Other (income) expense	(3,445)	130	(3,537)	—	81	—	(179)	—
Total pre-tax special items - (income) expense	$ (591)	$ (56,430)	$ (3,979)	$ 1,898	$ 4,813	$ 2,374	$ 1,954	$ (838)
Income tax	922	—	(922)	—	—	—	—	—
Special items - net of tax	$ 331	$ (56,430)	$ (4,901)	$ 1,898	$ 4,813	$ 2,374	$ 1,954	$ (838)

Stock Market Information

Libbey Inc. common stock is listed for trading on the NYSE Amex under the symbol LBY. The price range for the Company's common stock as reported by the NYSE Amex exchange and dividends declared for our common stock were as follows:

	2011			2010		
	Price Range		Cash Dividend Declared	Price Range		Cash Dividend Declared
	High	Low		High	Low	
First Quarter	$ 18.42	$ 14.36	$—	$ 14.25	$ 7.23	$—
Second Quarter	$ 17.42	$ 14.01	$—	$ 15.00	$ 12.15	$—
Third Quarter	$ 16.82	$ 10.39	$—	$ 14.03	$ 9.88	$—
Fourth Quarter	$ 13.35	$ 9.47	$—	$ 15.47	$ 12.36	$—

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Securities Exchange Act of 1934 (the "Exchange Act") reports are recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have investments in certain unconsolidated entities. As we do not control or manage these entities, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Report of Management

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

Management has used the framework set forth in the report entitled "Internal Control - Integrated Framework" published by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting. Management has concluded that the Company's internal control over financial reporting was effective as of the end of the most recent fiscal year. The Company's independent registered public accounting firm, Ernst & Young LLP, that audited the Company's Consolidated Financial Statements, has issued an attestation report on the Company's internal control over financial reporting.

Changes in Internal Control

There has been no change in the Company's internal controls over financial reporting during the Company's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information with respect to executive officers of Libbey is incorporated herein by reference to Item 1 of this report under the caption "Executive Officers of the Registrant." Information with respect to directors of Libbey is incorporated herein by reference to the information set forth under the caption "Libbey Corporate Governance-Who are the current members of Libbey's Board of Directors?" in the Proxy Statement. Certain information regarding compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the information set forth under the caption "Stock Ownership" in the Proxy Statement. Information with respect to the Audit Committee members, the Audit Committee financial experts, and material changes in the procedures by which shareholders can recommend nominees to the Board of Directors is incorporated herein by reference to the information set forth under the captions "Libbey Corporate Governance-Who are the current members of Libbey's Board of Directors?", "- What is the role of the Board's committees?" and "- How does the Board select nominees for the Board?" in the Proxy Statement.

Libbey's Code of Business Ethics and Conduct applicable to its Directors, Officers (including Libbey's principal executive officer and principal financial and accounting officers) and employees, as well as the Audit Committee Charter, Nominating and Governance Committee Charter, Compensation Committee Charter and Corporate Governance Guidelines are posted on Libbey's website at www.libbey.com. Libbey's Code of Business Ethics and Conduct is also available to any shareholder who submits a request in writing addressed to Susan A. Kovach, Vice President, General Counsel and Secretary, Libbey Inc., 300 Madison Avenue, P.O. Box 10060, Toledo, Ohio 43699-0060. If Libbey amends or waives any of the provisions of the Code of Business Ethics and Conduct applicable to the principal executive officer or principal financial and accounting officers, Libbey intends to disclose the subsequent information on Libbey's website.

Item 11. Executive Compensation

Information regarding executive compensation is incorporated herein by reference to the information set forth under the caption "Compensation Discussion and Analysis" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management is incorporated herein by reference to the information set forth under the captions "Stock Ownership - Who are the largest owners of Libbey stock?" and "-How much stock do our directors and officers own?" in the Proxy Statement. Information regarding equity compensation plans is incorporated herein by reference to Item 5 of this report under the caption "Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding certain relationships and related transactions is incorporated herein by reference to the information set forth under the caption "Libbey Corporate Governance-Certain Relationships and Related Transactions - What transactions involved directors or other related parties?" and "-How does the Board determine which directors are considered independent?" in the Proxy Statement.

Item 14. Principal Accounting Fees and Services

Information regarding principal accounting fees and services is incorporated herein by reference to the information set forth under the caption "Audit-Related Matters - Who are Libbey's auditors?" and "-What fees has Libbey paid to its auditors for Fiscal 2011 and 2010?" in the Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules

a) Index of Financial Statements and Financial Statement Schedule Covered by Report of Independent Registered Public Accounting Firm.

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule or because the information required is included in the Consolidated Financial Statements or the accompanying notes.

b) The accompanying Exhibit Index is hereby incorporated by reference. The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Libbey Inc.

by: /s/ Richard I. Reynolds

Richard I. Reynolds

Executive Vice President, Chief Financial Officer

Date: March 14, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title
William A. Foley	Chairman of the Board of Directors
Peter C. McC. Howell	Director
Carol B. Moerdyk	Director
Jean-René Gougelet	Director
Terence P. Stewart	Director
Carlos V. Duno	Director
Deborah G. Miller	Director
John C. Orr	Director
Richard I. Reynolds	Director, Executive Vice President, Chief Financial Officer
Stephanie A. Streeter	Director, Chief Executive Officer

By: /s/ Richard I. Reynolds
Richard I. Reynolds
Attorney-In-Fact

Date: March 14, 2012

/s/ Richard I. Reynolds
Richard I. Reynolds
Executive Vice President, Chief Financial Officer
(Principal Accounting Officer)

Date: March 14, 2012

INDEX TO FINANCIAL STATEMENT SCHEDULE

Libbey Inc.

Schedule II -- Valuation and Qualifying Accounts (Consolidated)
Years ended December 31, 2011, 2010, and 2009

(dollars in thousands)	Allowance for Doubtful Accounts	Allowance for Slow Moving and Obsolete Inventory	Valuation Allowance for Deferred Tax Asset
Balance at December 31, 2008	$ 10,479	$ 6,582	$ 87,442
Charged to expense or other accounts	2,049	1,431	11,547
Deductions	(5,071)	(3,485)	—
Balance at December 31, 2009	7,457	4,528	98,989
Charged to expense or other accounts	457	1,774	(26,662)
Deductions	(2,396)	(1,644)	—
Balance at December 31, 2010	5,518	4,658	72,327
Charged to expense or other accounts	367	392	7,280
Deductions	(578)	(242)	—
Balance at December 31, 2011	$ 5,307	$ 4,808	$ 79,607

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EXHIBIT 31.1

Certification of Chief Executive Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Stephanie A. Streeter, certify that:

1. I have reviewed this annual report on Form 10-K of Libbey Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2012

By: /s/ Stephanie A. Streeter
Stephanie A. Streeter,
Chief Executive Officer

EXHIBIT 31.2

Certification of Chief Financial Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Richard I. Reynolds, certify that:

1. I have reviewed this annual report on Form 10-K of Libbey Inc.
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2012

By: /s/ Richard I. Reynolds
Richard I. Reynolds,
Executive Vice President, Chief Financial Officer

EXHIBIT 32.1

Certification of Chief Executive Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Libbey Inc. (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of the Company for the year ended December 31, 2011 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 14, 2012

By: /s/ Stephanie A. Streeter
Stephanie A. Streeter,
Chief Executive Officer

EXHIBIT 32.2

Certification of Chief Financial Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Libbey Inc. (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of the Company for the year ended December 31, 2011 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 14, 2012

By: /s/ Richard I. Reynolds
Richard I. Reynolds,
Executive Vice President, Chief Financial Officer

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Libbey Inc. General Information

Corporate Address
Libbey Inc.
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060
419-325-2100

Transfer Agent and Registrar
Computershare Trust Company, N.A.[1] (telephone 866-252-0125) acts as both Transfer Agent and Registrar for the Company. Address shareholder inquiries to:

Libbey Inc.
c/o Computershare
480 Washington Boulevard
Jersey City, NJ 07310-1900, USA

Send certificates for transfer and address changes to:
Libbey Inc.
c/o Computershare
P. O. Box 358015
Pittsburgh, PA 15252-8015, USA
e-mail address: shrrelations@bnymellon.com

Auditors
Ernst & Young LLP, Toledo, Ohio, are the independent auditors for the Company.

Form 10-K
Copies of the Company's annual report on Form 10-K are available at no charge through the Company's website: www.libbey.com. In addition, the Company will provide without charge to any person who is a beneficial owner of its shares a copy of Libbey's 2011 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission. Requests should be addressed to:
Libbey Inc.
Investor Relations
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060
e-mail: stock@libbey.com

Annual Meeting
The annual shareholders meeting of Libbey Inc. will be 2:00 p.m. on May 17, 2012, and will be held in Toledo, OH, at:
Libbey Corporate Showroom
335 N. St. Clair Street
Toledo, OH 43604

Stock Exchange
Libbey Inc. stock is listed for trading on the New York Stock Exchange under NYSE Amex: LBY.

[1] *The Bank of New York Mellon's Shareowners Services business was acquired by Computershare on December 31, 2011.*

Market for Common Stock
The price range for the Company's common stock was as follows:

	2011		2010	
	High	**Low**	High	Low
First Quarter	**$18.42**	**$14.36**	$14.25	$ 7.23
Second Quarter	**$17.42**	**$14.01**	$15.00	$12.15
Third Quarter	**$16.82**	**$10.39**	$14.03	$ 9.88
Fourth Quarter	**$13.35**	**$ 9.47**	$15.47	$12.36

As of March 1, 2012, there were 873 registered common shareholders of record.

Stock Purchase and Sale Plan
Computershare, the Transfer Agent for Libbey Inc., has made available a Direct Stock Purchase and Sale Plan. The Plan provides registered shareholders and interested first-time investors the opportunity to purchase and sell shares of the Company's common stock, reinvest dividends and deposit their certificates into the Plan for safekeeping. Existing shareholders can request enrollment material by calling Computershare at 866-252-0125. Shareholder questions and requests for forms are also available by visiting the following website at https://www.bnymellon.com/shareowner/equityaccess. Interested investors who would like enrollment material should call Computershare at 866-353-7849.

Additional Information
For additional information, contact:
Kenneth A. Boerger, Vice President and Treasurer
Libbey Inc.
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060
419-325-2279

Or visit our website at www.libbey.com

CEO and CFO Certifications
The Company filed with the Securities and Exchange Commission the certifications of its chief executive officer and chief financial officer required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to the Company's Form 10-K for the year-ended December 31, 2011.

Libbey®

Libbey®

Main Operating Locations

Corporate Offices

300 Madison Avenue
P. O. Box 10060
Toledo, Ohio 43699-0060
419-325-2100
www.libbey.com

Glassware Manufacturing Locations

Toledo
940 Ash Street
Toledo, Ohio 43611

Shreveport
4302 Jewella Road
Shreveport, Louisiana 71109

Crisa
Doblado 1627 Nte.
Col. Terminal
Monterrey, N.L.
Mexico
CP 64680

Royal Leerdam
Lingedijk 8
4142 LD Leerdam
Netherlands

Crisal - Cristalaria Automatica S.A.
Rua de Portugal-Lote 1-Apartado 233
Zona Industrial da Marinha Grande
2431-903 Marinha Grande
Portugal

Libbey Glassware (China) Co., Ltd.
#2211 Aimin Road East
Langfang Economic & Technical
Development Zone
Hebei Province, P.R. China, P.C. 065001